DODGE & COX

Income Fund

www.dodgeandcox.com

For Fund literature, transactions and account information, please visit the Funds' web site.

or write or call:

DODGE & COX FUNDS
c/o Boston Financial Data Services
P.O. Box 8422
Boston, Massachusetts 02266-8422
(800) 621-3979

INVESTMENT MANAGER
Dodge & Cox
555 California Street, 40th Floor
San Francisco, California 94104
(415) 981-1710

This report is submitted for the general information of the shareholders of the Fund. The report is not authorized for distribution to prospective investors in the Fund unless it is accompanied by a current prospectus.

This report reflects our views, opinions and portfolio holdings as of December 31, 2006, the end of the reporting period. Any such views are subject to change at any time based upon market or other conditions and Dodge & Cox disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dodge & Cox Fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dodge & Cox Fund.

12/06 IFAR Printed on recycled paper


DODGE & COX

2006

Annual Report
December 31, 2006

Income Fund
ESTABLISHED 1989

TO OUR SHAREHOLDERS

It is not often one has the opportunity to recognize a colleague who has contributed to an organization for close to four decades, so we begin this year’s annual letter to shareholders with a warm farewell to Harry Hagey, who retired from Dodge & Cox on December 31, 2006. Harry joined Dodge & Cox 39 years ago as a security analyst, and served as the firm’s Chairman for the past 14 years and Chief Executive Officer between 1992 and 2005. He served as the firm’s fourth Chairman—the firm’s founder, E. Morris Cox, Peter Avenali and Joe Fee came before him. He also succeeded Peter Avenali as Chairman of the Dodge & Cox Funds.

Harry’s greatest legacy is the importance he placed on Dodge & Cox’s culture, specifically: strong ethics (i.e., placing our clients’ interests ahead of our own), the firm’s employee ownership structure, respect for each client and employee, and the absence of a marketing mindset. Harry ingrained these important tenets into all of us over his years here, and he helped develop our team of 59 investment professionals (who have an average tenure at the firm of 10 years), including our Fixed Income Investment Policy Committee whose nine members have an average tenure at Dodge & Cox of 17 years.

We greatly appreciate Harry’s leadership and many years of hard work on behalf of the firm and its clients. We will miss his warm personality and camaraderie, and we wish him well in his future endeavors. Effective January 1, 2007, John A. Gunn was appointed Chairman of the firm and of the Dodge & Cox Funds. John has been with Dodge & Cox since 1972, and also serves as the firm’s CEO.

2006 PERFORMANCE REVIEW

The Income Fund had a total return of 5.3% in 2006, compared to 4.3% for the Lehman Aggregate Bond Index (LBAG). At year end, the Fund had net assets of $12.0 billion, including a cash position of 3.5%.

The Fund’s total return of 5.3% can be primarily attributed to income earned over the course of the year, supplemented to a small degree by price appreciation from certain lower-rated Corporate holdings. Bond yields trended higher in the first half of the year as economic growth continued to be strong and inflation rose. As the deceleration of the residential property market became apparent, and energy prices crested, interest rates changed course and generally fell over the second half of 2006. Despite the second half declines, year end U.S. Treasury rates were still higher than where they started the year. Nevertheless, they remain quite low, especially in comparison to inflation. For example, the U.S. Treasury 10-year note had a 4.7% yield at year-end and core inflation (excludes volatile food and energy prices) was 2.6%. Corporate securities enjoyed a favorable year in 2006, benefiting from a reasonably strong economy, healthy profits and investor appetite for their debt. Mortgage-Backed Securities (MBS) had a good year as well, providing strong relative performance in the wake of stable prepayments and rising relative valuations.

The Fund had a solid year of relative performance, outpacing the LBAG by nearly 1%. As is typical for the Fund, the sources of that relative performance were many and varied, including strategies related to sector weightings, issue selection, duration1 position and yield advantage. For example, the Fund featured an overweight of the MBS sector throughout 2006, in particular since the second quarter. We made the decision in early 2006 to add to the Fund’s holdings of specific MBS (thus raising the overall weighting of that sector) as we judged the return prospects of certain types of MBS to be quite favorable to other short-maturity alternatives, like U.S. Treasuries, over our extended investment horizon. The strong performance of MBS for all of 2006, due to a combination of higher income and relative price appreciation, combined with the overweight position to benefit relative performance.

The Fund also featured a sizable overweighting of Corporate securities, also adding to the Fund’s relative performance. In the Corporate sector, returns often diverge widely between issuers, something that is obscured when viewing returns for the sector as a whole. Given the importance of “issuer selection,” we deploy a considerable amount of our resources in the effort to identify specific corporate issuers whose securities have the potential to outpace the broad corporate market over our investment horizon.

These “issuer selection” decisions were generally favorable for the Fund in 2006. For example, the Fund’s

PAGE 1 DODGE & COXINCOMEFUND

significant holdings of GMAC and Ford Motor Credit Corporation (together 4.5% of the Fund), returned approximately 20% each. Both of these entities, the financing arms of their struggling automobile parent companies, took concrete steps in 2006 to shore up their credit profiles. Strong, if less extraordinary, performance came from the Fund’s holdings of Dillard’s, Xerox, Equity Office Properties and UnumProvident Corporation. On the negative side, a leveraged buy out of HCA Corp., whose bonds represented nearly a 2% position in the Fund, resulted in significant price declines in their bonds, detracting from relative performance (total returns between –5% and –8%, depending on maturity). In aggregate, however, the specific Corporate securities that the Fund holds outpaced the return of the Lehman corporate sector, providing a significant source of incremental return.

The Fund also benefited from its higher relative yield—a by-product of the aforementioned overweighting of the higher-yielding Corporate and Mortgage-Backed Securities sectors—which added approximately 40 basis points (1 basis point equals 1/100 of 1%) of income relative to the LBAG benchmark. Furthermore, the Fund is positioned with less exposure to interest rate changes (a defensive duration posture) than the LBAG. As interest rates rose year-over-year, this positioning resulted in lower price declines, on average, for the Fund’s holdings.

PORTFOLIO STRATEGY

We manage the Fund for the long term, seeking to provide our investors a relatively high and stable yield, along with opportunities to capture relative price appreciation. Over many years, we have found that our biggest allies in the pursuit of these goals are our independent research capabilities and the patience and discipline that are part and parcel of our extended investment horizon.

In this regard, 2006 was a typical year. Many of the biggest positive contributors to the year’s results—for example, the holdings of GMAC and Ford Motor Credit and the defensive duration posture—were initiated well before 2006, and have severely tested our patience in the interim. Successful implementation of a long-term investment strategy relies on this patience as well as constant vigilance. We must continually ask ourselves whether an investment continues to be an attractive risk/ reward proposition given its current valuation and what we know about it today. Sometimes, our review of new information and pricing leads us to conclude that a fundamental change to the investment thesis has occurred, and we make a change in the Fund’s exposure. Many times, however, we conclude that the new information does not fundamentally alter the investment’s prospects over our longer-term investment horizon, and no change is made. Our independent, fundamental research is critical in making this determination.

Looking forward, we believe that the MBS sector continues to be an attractive place to invest in the 2-10 year maturity sector of the bond market. The U.S. Agency-guaranteed mortgage-backed securities that the Fund holds offer attractive incremental yield (between 0.5% and 1.5%) relative to U.S. Treasuries and other highly rated securities. They do, however, feature some uncertainty about the timing of their repayment because of the prepayment option that the underlying mortgage borrower holds. This prepayment option is the analytic target of our MBS research capabilities. Specifically, we strive to identify situations, resulting from borrower constraints, program characteristics, loan details, or combinations thereof, that provide favorable trade-offs between the potential risks embodied by the prepayment option (specifically, cash flow timing issues) and the securities’ prospective performance. A recent example would be our purchase of certain types of “Hybrid ARM” securities (detailed in the Fund’s third quarter shareholder letter). The Fund currently features a 43% weighting in MBS, approximately 8% higher than the LBAG weighting.

We also continue to find interesting opportunities for investment in the Corporate sector. At year end, the Fund had a 31% weighting in this sector, with exposure to 37 separate issuers. The Fund typically features between 25 and 40 different corporate issuers—far fewer than the 546 issuers represented in the LBAG. A look at the many different industries that are represented by the Fund’s Corporate holdings attests to the broad economic diversification we are still able to achieve from a smaller set of issuers. Nevertheless, we consciously seek a certain degree of concentration in the Fund’s Corporate holdings.

DODGE & COXINCOME FUND PAGE 2

For one, we want to have a thorough understanding of every Corporate issuer in the Fund, a task that is substantially more achievable with a portfolio of 37 issuers than with a significantly larger number. In addition, we prefer position sizes that are sufficiently large such that future, issuer-specific performance is likely to have a measurable impact on the Fund’s performance. Our team of 20 industry analysts, who follow companies for our U.S. and international equity strategies, provide us with invaluable knowledge on the state of the industries and companies that they follow. This gives us the confidence to, for example, make investments in unpopular industries or stick with an investment that may be temporarily depressed.

LOOKING FORWARD

Over the intermediate term, we expect continued U.S. economic growth given the health of the corporate sector, tight labor markets, rising incomes, and other influences. Against this backdrop, we believe that headline inflation, despite recent declines due to receding energy prices, is unlikely to decline further, and core inflation (excluding food and energy) is likely to remain above the Federal Reserve’s comfort zone. Furthermore, nominal rates on U.S. Treasuries from 2-30 years lie within approximately 5 basis points of 4.75%, offering quite modest return possibilities at all maturity points (particularly among longer-duration securities) after factoring in our expectations for inflation. Therefore, we continue to position the Fund’s duration shorter than that of the LBAG (3.6 years versus 4.5 years for the LBAG at year end).

As always, we seek to add to the portfolio’s yield and total return potential through our in-depth, security-specific research efforts, all within the context of a well-diversified, high average quality portfolio.

Thank you for your continued confidence in our firm as a shareholder of the Dodge & Cox Income Fund. As always, we welcome your comments and questions.

For the Board of Trustees,

John A. Gunn,

Chairman

Dana M. Emery,

Vice President

February 9, 2007

1 Duration is a measure of price sensitivity to changes in interest rates.

PAGE 3 DODGE & COXINCOME FUND

A Message from Former Chairman Harry Hagey

On October 1, 1967, I began my career at Dodge & Cox. At that time, Dodge & Cox was a small independent regional investment counseling firm working with individuals, pension funds and endowment funds. In addition, the firm managed two small no-load mutual funds: the Dodge & Cox Balanced Fund and the Dodge & Cox Stock Fund. After 39 wonderful years at this firm, I am now retiring. I want to take this opportunity to first thank you, our mutual fund shareholders for the trust you have placed in our firm over the years; second, to thank all of my associates with whom I have had the pleasure of working; and finally, to provide you with my thoughts on the current status of the firm and my optimistic outlook for its future.

Let me summarize what I think are the key components that make Dodge & Cox a successful money management firm. First and most importantly, ethical considerations are paramount. We have an excellent reputation, and we work hard to maintain it. When making decisions about how we manage our firm, we always start by asking what is in the best interests of our current clients.

Second, we are in the single business of providing continuous high quality investment management service to our existing clients and shareholders. We decided a long time ago that we are not in business to provide a series of financial products to the investment marketplace. Through a team-oriented, long-term approach, our investment objective is to first preserve and then enhance the future purchasing power of our clients’ wealth over the long term. Over the years, I have often reminded my associates that there are literally millions of individuals counting on us.

A third important ingredient is our employees. We insist on a respect for each individual employee as well as for the entire firm. We work within a collegial environment with the goal of having all of our people think as owners, not just as employees. Our working environment has led to low employee turnover, which in turn, has created stability and continuity over the years.

Finally, with regard to the firm, probably the most important characteristic is our independence. We only report to the Fund’s shareholders, our clients and to ourselves. Ownership of Dodge & Cox is limited to the firm’s active employees, thus I have sold my interest in Dodge & Cox back to the firm (at book value) so my shares will now be available to those coming after me.

As for the future of Dodge & Cox, I am extremely optimistic. We have a deep and talented investment team across the board: domestic equity, international equity and fixed-income. I leave Dodge & Cox today as strong as it has ever been in our 76-year history. I have complete confidence that John Gunn, Ken Olivier, Dana Emery and others will act as responsible stewards of the firm’s unique culture.

On a personal note, the only investment options in the Dodge & Cox retirement plan are the Dodge & Cox Funds, so my own retirement assets have benefited from the Funds’ past results. I look forward to continuing on as a long-term shareholder of the Dodge & Cox Funds.

Thanks again for the confidence you have placed in our firm over the years.

Sincerely,

Harry R. Hagey

DODGE & COXINCOME FUND PAGE 4

GROWTH OF $10,000 OVER 10 YEARS

FOR AN INVESTMENT MADE ON DECEMBER 31, 1996


$30,000
Income Fund $18,820
LBAG $18,316
20,000
10,000
'96
'98
'00
'02
'04
'06

AVERAGE ANNUAL TOTAL RETURN

FOR PERIODS ENDED DECEMBER 31, 2006

	1 Year	5 Years	10 Years
Dodge & Cox Income Fund	5.30%	5.48%	6.52%
Lehman Brothers Aggregate Bond Index (LBAG)	4.33	5.06	6.24

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Visit the Fund's web site at www.dodgeandcox.com or call 1-800-621-3979 for current performance figures.

The Fund's total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. The Lehman Brothers Aggregate Bond Index is an unmanaged index of investment-grade fixed-income securities. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses.

Lehman Brothers® is a trademark of Lehman Brothers, Inc.

FUND EXPENSE EXAMPLE

As a Fund shareholder, you incur ongoing Fund costs, including management fees and other Fund expenses. All mutual funds have ongoing costs, sometimes referred to as operating expenses. The following example shows ongoing costs of investing in the Fund and can help you understand these costs and compare them with those of other mutual funds. The example assumes a $1,000 investment held for the six months indicated.

ACTUAL EXPENSES

The first line of the table below provides information about actual account values and expenses based on the Fund's actual returns. You may use the information in this line, together with your account balance, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line under the heading "Expenses Paid During Period" to estimate the expenses you paid on your account during this period.

HYPOTHETICAL EXAMPLE FOR COMPARISON WITH OTHER MUTUAL FUNDS

Information on the second line of the table can help you compare ongoing costs of investing in the Fund with those of other mutual funds. This information may not be used to estimate the actual ending account balance or expenses you paid during the period. The hypothetical "Ending Account Value" is based on the actual expense ratio of the Fund and an assumed 5% annual rate of return before expenses (not the Fund's actual return). The amount under the heading "Expense Paid During the Period" shows the hypothetical expenses your account would have incurred under this scenario. You can compare this figure with the 5% hypothetical examples that appear in shareholder reports of other mutual funds.

Six Months Ended December 31, 2006	Beginning Account Value 7/1/2006	Ending Account Value 12/31/2006	Expenses Paid During Period*
Based on Actual Fund Return	$1,000.00	$1,052.20	$2.26
Based on Hypothetical 5% Yearly Return	1,000.00	1,023.00	2.23

* Expenses are equal to the Fund's annualized six-month expense ratio of 0.44%, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).

The expenses shown in the table highlight ongoing costs only and do not reflect any transactional fees or account maintenance fees. While other mutual funds may charge such fees, please note that the Fund does not charge transaction fees (e.g., redemption fees, sales loads) or universal account maintenance fees (e.g., small account fees).

PAGE 5 • DODGE & COX INCOME FUND

FUND INFORMATION

GENERAL INFORMATION

Net Asset Value Per Share

Total Net Assets (billions)

30-Day SEC Yield(a)

2006 Expense Ratio

2006 Portfolio Turnover Rate

Fund Inception

No sales charges or distribution fees

$12.57

$12.0

5.11%

0.44%

30%

1989

Investment Manager: Dodge & Cox, San Francisco. Managed by the Fixed Income Investment Policy Committee, whose nine members’ average tenure at Dodge & Cox is 17 years, and by the Investment Policy Committee, whose 12 members’ (for fixed-income decisions) average tenure at Dodge & Cox is 20 years.

PORTFOLIO CHARACTERISTICS

FUND

LBAG

Number of Fixed-Income

Securities

Average Maturity (years)

Effective Duration (years)

FIVE LARGEST CORPORATE ISSUERS( c )

Ford Motor Credit Co.

Time Warner, Inc. (AOL Time Warner)

GMAC, LLC

Xerox Corp.

HCA, Inc.

CREDIT QUALITY( d )

FUND

LBAG

U.S. Government &

Government Related

Aaa

Aa

A

Baa

Ba

B

Caa

Cash Equivalents

Average Quality

Aa

AA+

396

7,134

5.7

7.0

3.6

4.5

2.5%

2.2

2.0

1.8

1.6

65.1%

70.8%

1.1

8.1

2.5

5.0

5.3

8.7

13.0

7.4

4.6

0.0

3.3

0.0

1.6

0.0

3.5

0.0

December 31, 2006

ASSET ALLOCATION

Fixed-Income Securities: 96.5%

Cash

Equivalents: 3.5%

SECTOR DIVERSIFICATION

FUND

LBAG

U.S. Treasury & Government Related

Mortgage-Related Securities

Asset-Backed Securities/CMBS(b)

Corporate

Non-Corporate Yankee

Cash Equivalents

MATURITY DIVERSIFICATION

FUND

LBAG

0-1 Years to Maturity

1-5

5-10

10-15

15-20

20-25

25 and Over

22.5%

35.7%

42.7

35.1

0.7

6.1

30.6

19.4

0.0

3.7

3.5

0.0

13.2%

0.0%

56.2

45.4

19.7

42.8

1.7

3.3

1.1

2.2

5.6

3.2

2.5

3.1

(a) SEC Yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month. (b) CMBS refers to commercial mortgage-backed securities, which are a component of the LBAG but not currently held by the Fund.

(c) The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

(d) The Fund’s credit quality ratings are from Moody’s Investor Services. If no Moody’s rating is available, the Standard & Poor’s rating is reported. If unrated, the investment manager determines a comparable rating, which is included in the portfolio breakdown. The LBAG’s credit quality ratings are from Lehman Brothers and reference Moody’s, Standard & Poor’s and Fitch ratings. The LBAG’s methodology for calculating average credit quality differs from that used by the Fund. Applying the LBAG methodology, the Fund’s average credit quality would be AA. The credit quality of the investments in the portfolio does not apply to the stability or safety of the Fund or its shares.

DODGE & COX INCOME FUND PAGE 6

PORTFOLIO OF INVESTMENTS — December 31, 2006

FIXED-INCOME SECURITIES: 96.5%

	PAR VALUE	VALUE
U.S. TREASURY AND GOVERNMENT RELATED: 22.5%		
U.S. TREASURY: 19.9%		
U.S. Treasury Notes		
3.125%, 1/31/07	$300,000,000	$ 299,566,500
6.625%, 5/15/07	340,000,000	341,899,240
3.00%, 11/15/07	475,000,000	466,854,700
3.125%, 10/15/08	125,000,000	121,391,625
3.25%, 1/15/09	400,000,000	388,124,800
3.625%, 7/15/09	335,000,000	326,167,055
3.375%, 9/15/09	450,000,000	434,583,900
		2,378,587,820
GOVERNMENT RELATED: 2.6%		
Small Business Administration – 504 Program		
Series 91-20K, 8.25%, 11/1/11	341,426	355,420
Series 92-20B, 8.10%, 2/1/12	324,950	337,747
Series 92-20C, 8.20%, 3/1/12	941,879	981,116
Series 92-20D, 8.20%, 4/1/12	496,482	517,700
Series 92-20G, 7.60%, 7/1/12	1,081,193	1,119,651
Series 92-20H, 7.40%, 8/1/12	814,842	842,257
Series 92-20I, 7.05%, 9/1/12	962,256	990,595
Series 92-20J, 7.00%, 10/1/12	1,368,586	1,408,799
Series 92-20K, 7.55%, 11/1/12	1,343,359	1,394,594
Series 92-20L, 7.45%, 12/1/12	616,057	639,141
Series 93-20B, 7.00%, 2/1/13	999,776	1,029,648
Series 93-20C, 6.50%, 3/1/13	3,252,039	3,326,427
Series 93-20D, 6.75%, 4/1/13	1,175,808	1,207,848
Series 93-20E, 6.55%, 5/1/13	3,967,766	4,065,455
Series 93-20F, 6.65%, 6/1/13	1,158,670	1,189,577
Series 93-20L, 6.30%, 12/1/13	2,107,839	2,153,459
Series 94-20A, 6.50%, 1/1/14	2,610,553	2,672,272
Series 94-20D, 7.70%, 4/1/14	753,850	781,259
Series 94-20E, 7.75%, 5/1/14	2,314,683	2,420,456
Series 94-20F, 7.60%, 6/1/14	1,393,604	1,454,931
Series 94-20G, 8.00%, 7/1/14	1,033,767	1,081,717
Series 94-20H, 7.95%, 8/1/14	980,332	1,025,976
Series 94-20I, 7.85%, 9/1/14	1,238,197	1,295,054
Series 94-20K, 8.65%, 11/1/14	1,005,232	1,065,241
Series 94-20L, 8.40%, 12/1/14	917,105	969,304
Series 95-20A, 8.50%, 1/1/15	352,323	371,171
Series 95-20C, 8.10%, 3/1/15	811,034	851,546
Series 97-20E, 7.30%, 5/1/17	1,679,964	1,750,873
Series 97-20J, 6.55%, 10/1/17	2,344,576	2,413,927
Series 98-20C, 6.35%, 3/1/18	9,337,658	9,586,272
Series 98-20H, 6.15%, 8/1/18	3,300,259	3,377,330
Series 98-20L, 5.80%, 12/1/18	1,793,724	1,822,986
Series 99-20C, 6.30%, 3/1/19	2,266,447	2,330,409
Series 99-20G, 7.00%, 7/1/19	5,412,029	5,652,821
Series 99-20I, 7.30%, 9/1/19	1,713,591	1,803,057
Series 01-20G, 6.625%, 7/1/21	12,646,548	13,211,673
Series 01-20L, 5.78%, 12/1/21	28,564,958	29,145,184
Series 02-20L, 5.10%, 12/1/22	6,957,173	6,931,566
Series 04-20L, 4.87%, 12/1/24	8,083,358	7,921,771
Series 05-20B, 4.625%, 2/1/25	10,872,449	10,499,742
Series 05-20C, 4.95%, 3/1/25	7,421,198	7,262,020
Series 05-20E, 4.84%, 5/1/25	$ 21,130,174	$ 20,643,187
Series 05-20G, 4.75%, 7/1/25	18,953,101	18,414,592
Series 05-20I, 4.76%, 9/1/25	22,372,144	21,726,126
Series 06-20A, 5.21%, 1/1/26	21,969,697	21,912,622
Series 06-20B, 5.35%, 2/1/26	6,325,406	6,354,895
Series 06-20C, 5.57%, 3/1/26	32,698,327	33,210,988
Series 06-20G, 6.07%, 7/1/26	23,890,000	24,870,288
Series 06-20J, 5.37%, 10/1/26	18,580,000	18,666,295
Series 06-20L, 5.12%, 12/1/26	14,328,000	14,168,224
		319,225,209
		2,697,813,029
MORTGAGE-RELATED SECURITIES: 42.7%		
FEDERAL AGENCY CMO & REMIC: 3.3%		
Dept. of Veterans Affairs		
Trust 1995-2D 4A, 9.293%, 5/15/25	479,320	506,893
Trust 1997-2Z, 7.50%, 6/15/27	36,228,938	37,804,198
Trust 1998-1 1A, 8.183%, 10/15/27	1,263,025	1,325,988
Fannie Mae		
Trust 1994-72 J, 6.00%, 6/25/23	8,283,514	8,298,857
Trust 1998-58 PX, 6.50%, 9/25/28	3,334,497	3,426,544
Trust 1998-58 PC, 6.50%, 10/25/28	18,926,520	19,436,859
Trust 2002-33 A1, 7.00%, 6/25/32	6,612,468	6,814,458
Trust 2001-T4 A1, 7.50%, 7/25/41	5,589,001	5,791,559
Trust 2001-T10 A1, 7.00%, 12/25/41	8,860,262	9,102,536
Trust 2002-90 A1, 6.50%, 6/25/42	12,076,176	12,328,900
Trust 2002-W6 2A1, 7.00%, 6/25/42	10,440,482	10,756,176
Trust 2002-W8 A2, 7.00%, 6/25/42	5,147,532	5,286,077
Trust 2003-W2 1A2, 7.00%, 7/25/42	32,011,354	32,722,630
Trust 2003-W4 3A, 7.00%, 10/25/42	9,393,569	9,663,210
Trust 2003-07 A1, 6.50%, 12/25/42	13,319,129	13,570,785
Trust 2003-W1 1A1, 6.50%, 12/25/42	19,734,822	20,076,102
Trust 2003-W1 2A, 7.50%, 12/25/42	8,917,712	9,270,665
Trust 2004-W2 5A, 7.50%, 3/25/44	44,610,613	46,645,044
Trust 2004-W8 3A, 7.50%, 6/25/44	25,089,898	26,219,242
Trust 2005-W1 1A3, 7.00%, 10/25/44	21,398,960	22,165,482
Trust 2001-79 BA, 7.00%, 3/25/45	2,900,114	2,983,978
Trust 2006-W1 1A1, 6.50%, 12/25/45	3,017,086	3,087,326
Trust 2006-W1 1A2, 7.00%, 12/25/45	20,136,907	20,890,591
Trust 2006-W1 1A3, 7.50%, 12/25/45	321,936	338,457
Trust 2006-W1 1A4, 8.00%, 12/25/45	24,123,826	25,649,040
Freddie Mac		
Series 1565 G, 6.00%, 8/15/08	1,483,764	1,483,113
Series 1601 PJ, 6.00%, 10/15/08	7,143,027	7,139,740
Series (GN) 37 I, 6.00%, 6/17/22	99,033	98,809
Series 2439 LG, 6.00%, 9/15/30	11,301,908	11,337,426
Series T-48 1A, 7.107%, 7/25/33	9,071,960	9,372,385
Ginnie Mae 7.25%, 7/16/28	3,615,533	3,672,009
		387,265,079
FEDERAL AGENCY MORTGAGE PASS-THROUGH: 39.3%		
Fannie Mae, 10 Year		
6.00%, 11/1/16	24,253,995	24,618,371
Fannie Mae, 15 Year		
5.50%, 9/1/14-12/1/18	321,398,484	322,350,725
6.00%, 4/1/13-12/1/20	721,029,114	731,836,383
6.50%, 11/1/12-11/1/18	214,314,737	219,524,087

PAGE 7 • DODGE & COX INCOME FUND

See accompanying Notes to Financial Statements

PORTFOLIO OF INVESTMENTS December 31, 2006

FIXED-INCOME SECURITIES (continued)

	PAR VALUE	VALUE
7.00%, 7/1/08-12/1/11	$ 1,942,520	$ 1,977,731
7.50%, 11/1/14-8/1/17	22,119,095	22,941,299
8.00%, 8/1/10	14,864	14,909
Fannie Mae, 20 Year		
6.50%, 4/1/19-10/1/24	71,718,772	73,599,971
Fannie Mae, 30 Year		
4.50%, 8/1/33-11/1/33	131,373,243	123,463,005
5.00%, 3/1/34	206,920,230	200,159,964
5.50%, 5/1/34	206,987,997	204,878,030
6.00%, 3/1/33-7/1/35	792,712,721	799,778,960
6.50%, 12/1/32-1/1/34	204,520,084	209,378,829
7.00%, 4/1/32	4,238,308	4,365,654
7.50%, 9/1/07	36,644	36,666
8.00%, 1/1/12-8/1/22	210,191	215,146
Fannie Mae, Hybrid ARM		
4.218%, 9/1/34	21,807,859	21,498,804
4.50%, 1/1/35-7/1/35	98,202,316	97,007,423
4.607%, 10/1/34	26,002,522	25,657,506
4.682%, 1/1/36	46,135,822	45,594,476
4.689%, 8/1/35	21,882,158	21,597,517
4.71%, 8/1/34	5,903,550	5,864,579
4.753%, 7/1/35	18,884,161	18,658,216
4.772%, 10/1/35	34,368,186	34,054,156
4.786%, 1/1/36	39,651,723	39,344,953
4.788%, 7/1/35	20,557,663	20,347,179
4.813%, 8/1/35	56,035,299	55,544,057
4.888%, 12/1/35	22,145,269	22,045,637
4.901%, 10/1/35	18,560,694	18,421,630
5.004%, 9/1/35	25,553,601	25,430,432
5.041%, 7/1/35	141,033,936	140,201,809
5.048%, 4/1/35	31,308,233	31,380,492
Fannie Mae Multifamily DUS		
Pool 760744, 4.75%, 3/1/15	13,590,000	13,149,949
Pool 555162, 4.835%, 1/1/13	17,242,095	16,952,616
Pool 555191, 4.843%, 2/1/13	19,422,879	19,101,060
Pool 555172, 5.579%, 12/1/12	3,639,456	3,696,403
Pool 545987, 5.881%, 9/1/12	25,371,952	26,125,412
Pool 545685, 6.016%, 4/1/12	28,959,026	29,749,279
Pool 545708, 6.056%, 5/1/12	2,546,969	2,628,281
Pool 545547, 6.088%, 3/1/12	13,217,448	13,654,274
Pool 545209, 6.144%, 10/1/11	26,480,426	27,340,768
Pool 545059, 6.224%, 5/1/11	22,735,088	23,478,022
Pool 545179, 6.259%, 9/1/11	18,302,484	18,977,378
Pool 323822, 6.374%, 7/1/09	3,404,196	3,466,299
Pool 160329, 7.15%, 10/1/15	221,275	236,738
Freddie Mac, 30 Year		
7.50%, 10/1/08	2,493	2,497
8.00%, 1/1/08-5/1/09	6,104	6,108
Freddie Mac Gold, 10 Year		
6.00%, 9/1/16	12,841,721	13,027,381
Freddie Mac Gold, 15 Year		
5.50%, 11/1/13-10/1/20	177,539,766	177,751,038
6.00%, 4/1/13-2/1/19	146,751,624	148,877,732
6.50%, 2/1/11-9/1/18	80,900,887	82,785,789
7.00%, 11/1/08-3/1/12	1,784,580	1,828,632

	PAR VALUE	VALUE
Freddie Mac Gold, 20 Year		
5.50%, 11/1/23	$ 79,494,739	$ 79,160,455
6.50%, 7/1/21-12/1/26	54,468,849	55,620,576
Freddie Mac Gold, 30 Year		
6.50%, 5/1/17-12/1/32	48,080,689	49,206,937
7.00%, 4/1/31	25,080,777	25,885,477
7.90%, 2/17/21	3,017,345	3,164,260
Freddie Mac Gold, Hybrid ARM		
4.142%, 1/1/35	18,093,448	17,768,275
4.163%, 3/1/35	12,293,063	11,975,730
4.311%, 8/1/34	15,558,443	15,265,477
4.405%, 9/1/35	34,434,473	33,856,193
4.512%, 4/1/35	9,890,740	9,754,141
4.588%, 4/1/36	42,920,000	42,275,342
4.691%, 8/1/35	18,756,088	18,505,489
4.738%, 8/1/35	21,377,636	21,089,215
4.871%, 10/1/35	26,287,689	26,120,697
4.889%, 1/1/36	25,197,690	25,005,662
5.142%, 1/1/36	75,263,168	75,171,021
Ginnie Mae, 15 Year		
7.00%, 4/15/09	521,631	526,685
Ginnie Mae, 30 Year		
7.00%, 5/15/28	2,363,397	2,441,618
7.50%, 9/15/17-5/15/25	7,963,092	8,290,640
7.80%, 6/15/20-1/15/21	2,126,000	2,229,204
		4,707,937,346
PRIVATE LABEL CMO & REMIC SECURITIES: 0.1%		
GSMPS Mortgage Loan Trust,		
Series 2004-4 1A4 8.50%, 6/25/34[(b)]	14,869,923	15,678,877
		5,110,881,302

ASSET-BACKED SECURITIES: 0.7%

	PAR VALUE	VALUE
STUDENT LOAN: 0.7%		
SLM Student Loan Trust		
Series 06-7 A2, 5.367%, 10/25/16	44,107,000	44,091,571
Series 06-8 A2, 5.412%, 10/25/16	35,000,000	34,985,300
		79,076,871

CORPORATE: 30.6%

	PAR VALUE	VALUE
FINANCIALS: 7.8%		
BankAmerica Capital II[(a)]		
8.00%, 12/15/26, callable	14,550,000	15,147,874
BankAmerica Capital VI[(a)]		
5.625%, 3/8/35	21,450,000	20,305,063
BankAmerica Capital XI[(a)]		
6.625%, 5/23/36	10,015,000	10,808,028
Boston Properties, Inc.		
6.25%, 1/15/13	50,211,000	52,255,843
5.625%, 4/15/15	34,360,000	34,482,322
5.00%, 6/1/15	15,309,000	14,716,572
CIGNA Corp.		
7.00%, 1/15/11	13,565,000	14,254,970
6.375%, 10/15/11	28,755,000	29,751,217
7.65%, 3/1/23	3,547,000	3,999,870
7.875%, 5/15/27	27,615,000	32,585,424
8.30%, 1/15/33	7,375,000	8,913,521

See accompanying Notes to Financial Statements

Dodge & Cox Income Fund • page 8

PORTFOLIO OF INVESTMENTS December 31, 2006

FIXED-INCOME SECURITIES (continued)

	PAR VALUE	VALUE
Citicorp Capital I[a]		
7.933%, 2/15/27, callable 2007	$ 12,000,000	$ 12,494,388
Citicorp Capital II[a]		
8.015%, 2/15/27, callable 2007	10,300,000	10,729,356
EOP Operating Limited Partnership[b]		
7.00%, 7/15/11	40,350,000	43,665,923
5.875%, 1/15/13	38,000,000	39,827,876
4.75%, 3/15/14	83,690,000	82,905,825
HSBC Holdings PLC		
6.50%, 5/2/36	27,625,000	29,718,146
JPMorgan Chase (Bank One)		
Capital III[a] 8.75%, 9/1/30	26,140,000	34,291,837
JPMorgan Chase Capital XVII[a]		
5.85%, 8/1/35	22,090,000	21,506,183
Kaupthing Bank		
7.125%, 5/19/16[b]	76,250,000	80,876,545
Safeco Corp.		
4.875%, 2/1/10	15,150,000	14,985,486
7.25%, 9/1/12	18,022,000	19,479,764
St. Paul Travelers Companies, Inc.		
8.125%, 4/15/10 (St. Paul)	21,575,000	23,401,669
5.00%, 3/15/13 (Travelers)	16,295,000	15,905,175
5.50%, 12/1/15	11,220,000	11,176,792
6.25%, 6/20/16	26,000,000	27,298,908
UnumProvident Corp.		
7.625%, 3/1/11	20,786,000	22,124,182
6.85%, 11/15/15[b]		
(Unum Finance PLC)	11,700,000	12,164,455
7.19%, 2/1/28 (Unum)	11,640,000	11,545,623
7.25%, 3/15/28		
(Provident Companies)	23,905,000	25,058,703
6.75%, 12/15/28 (Unum)	13,005,000	12,982,137
7.375%, 6/15/32	29,670,000	31,663,142
Wellpoint, Inc.		
6.375%, 1/15/12	7,662,000	7,977,153
5.00%, 12/15/14	15,610,000	15,112,821
5.25%, 1/15/16	84,510,000	82,843,885
		926,956,678
INDUSTRIALS: 20.0%		
AT&T Corp. 8.00%, 11/15/31	117,190,000	145,395,055
Comcast Corp.		
5.30%, 1/15/14	74,765,000	73,229,103
5.85%, 11/15/15	24,860,000	24,895,351
5.90%, 3/15/16	33,775,000	33,871,326
6.50%, 1/15/17	35,795,000	37,352,870
Cox Communications, Inc.		
5.45%, 12/15/14	104,870,000	102,167,815
5.875%, 12/1/16[b]	40,090,000	39,805,642
Dillard's, Inc.		
6.625%, 11/15/08	4,985,000	5,034,850
7.13%, 8/1/18	24,015,000	23,834,887
7.75%, 7/15/26	21,666,000	21,666,000
7.75%, 5/15/27	12,803,000	12,803,000
7.00%, 12/1/28	28,825,000	27,527,875

	PAR VALUE	VALUE
Dow Chemical Co.		
4.027%, 9/30/09[a][b]	$ 54,087,000	$ 52,008,058
6.00%, 10/1/12	9,875,000	10,146,128
7.375%, 11/1/29	29,514,000	34,113,993
Electronic Data Systems Corp.		
6.50%, 8/1/13	42,375,000	42,660,353
Federated Department Stores, Inc.		
(May Department Stores Co.)		
7.625%, 8/15/13	7,155,000	7,760,077
6.70%, 9/15/28	20,550,000	20,156,139
6.90%, 1/15/32	15,465,000	15,705,357
6.70%, 7/15/34	12,360,000	12,191,546
Ford Motor Credit Co.		
5.80%, 1/12/09	30,250,000	29,700,751
7.375%, 10/28/09	10,100,000	10,121,513
7.375%, 2/1/11	62,765,000	62,133,772
7.25%, 10/25/11	206,330,000	202,053,192
General Electric Co.		
5.00%, 2/1/13	34,994,000	34,605,602
GMAC, LLC 6.875%, 9/15/11	227,980,000	233,838,630
HCA, Inc.		
8.75%, 9/1/10	54,595,000	56,915,287
7.875%, 2/1/11	33,850,000	33,934,625
6.25%, 2/15/13	39,655,000	35,094,675
6.75%, 7/15/13	29,063,000	26,084,042
5.75%, 3/15/14	28,700,000	23,821,000
6.50%, 2/15/16	19,690,000	16,588,825
Hess Corp. (Amerada Hess)		
7.875%, 10/1/29	33,870,000	39,536,180
Hewlett-Packard Co.		
5.50%, 7/1/07	35,945,000	35,984,288
Lafarge SA 6.50%, 7/15/16	34,100,000	35,604,492
Liberty Media Corp.		
8.50%, 7/15/29	19,985,000	20,094,038
4.00%, 11/15/29, exchangeable	25,500,000	17,021,250
8.25%, 2/1/30	57,310,000	56,176,867
3.75%, 2/15/30, exchangeable	38,385,000	23,606,775
Lockheed Martin Corp.		
7.65%, 5/1/16	15,025,000	17,335,259
6.15%, 9/1/36	16,684,000	17,528,861
Raytheon Co.		
6.75%, 8/15/07	6,756,000	6,805,758
6.55%, 3/15/10	10,150,000	10,516,374
7.20%, 8/15/27	4,905,000	5,711,922
Time Warner, Inc. (AOL Time Warner)		
7.625%, 4/15/31	119,983,000	134,040,328
7.70%, 5/1/32	110,459,000	124,630,116
Wyeth		
5.50%, 3/15/13	10,275,000	10,341,479
5.50%, 2/1/14	110,465,000	111,031,796
5.50%, 2/15/16	15,000,000	15,020,310

PAGE 9 • DODGE & COX INCOME FUND

See accompanying Notes to Financial Statements

PORTFOLIO OF INVESTMENTS December 31, 2006

FIXED-INCOME SECURITIES (continued)

	PAR VALUE	VALUE
Xerox Corp.		
9.75%, 1/15/09	$ 28,850,000	$ 31,158,000
7.125%, 6/15/10	77,825,000	81,716,250
6.875%, 8/15/11	52,550,000	55,243,187
6.40%, 3/15/16	22,810,000	23,294,712
7.20%, 4/1/16	17,646,000	18,859,163
		2,398,474,744
TRANSPORTATION: 2.8%		
Burlington Northern Santa Fe Railway		
4.30%, 7/1/13	7,883,000	7,413,355
4.875%, 1/15/15	4,335,000	4,158,210
7.57%, 1/2/21	11,843,053	13,281,511
8.251%, 1/15/21	1,148,158	1,337,983
5.72%, 1/15/24	33,375,000	34,002,607
5.629%, 4/1/24	47,000,000	47,523,227
5.342%, 4/1/24	11,075,000	11,052,306
CSX Transportation, Inc.		
9.75%, 6/15/20	10,272,000	13,725,241
FedEx Corp. 6.72%, 1/15/22	7,921,474	8,485,087
Norfolk Southern Corp.		
7.70%, 5/15/17	29,475,000	34,279,690
9.75%, 6/15/20	14,188,000	19,116,017
Union Pacific Corp.		
6.50%, 4/15/12	12,337,000	12,956,095
5.375%, 5/1/14	22,886,000	22,722,525
4.875%, 1/15/15	10,564,000	10,124,263
6.85%, 1/2/19	7,865,770	8,369,336
6.70%, 2/23/19	11,893,540	12,579,322
7.60%, 1/2/20	1,768,602	1,994,275
4.698%, 1/2/24	6,186,943	5,897,641
5.082%, 1/2/29	10,923,461	10,488,849
5.866%, 7/2/30	52,960,000	54,549,330
		334,056,870
		3,659,488,292
TOTAL FIXED-INCOME SECURITIES (Cost $11,492,224,891)		11,547,259,494

SHORT-TERM INVESTMENTS: 3.6%

	PAR VALUE	VALUE
SSgA Prime Money Market Fund	$ 11,843,696	$ 11,843,696
State Street Repurchase Agreement 4.40%, 1/2/07, maturity value $422,923,662 (collateralized by U.S. Treasury Securities, value $431,175,250, 5.00%%, 7/31/08)	422,717,000	422,717,000
TOTAL SHORT-TERM INVESTMENTS (Cost $434,560,696)		434,560,696
TOTAL INVESTMENTS (Cost $11,926,785,587)	100.1%	11,981,820,190
OTHER ASSETS, LESS LIABILITIES	(0.1%)	(10,103,357)
TOTAL NET ASSETS	100.0%	$11,971,716,833

(a) Cumulative preferred security

(b) Security exempt from registration under Rule 144A of the Securities Act of 1933. The security may be resold in transactions exempt from registration, normally to qualified institutional buyers. As of December 31, 2006, all such securities in total represented $200,533,577 or 1.7% of total net assets.

(c) EOP Operating LP is the operating partnership of Equity Office Properties Trust.

When two issuers are identified, the first name refers to the acquirer/successor obligor or guarantor, and the second name (within the parentheses) refers to the original issuer of the instruments.

ARM: Adjustable Rate Mortgage
CMO: Collateralized Mortgage Obligation
REMIC: Real Estate Mortgage Investment Conduit

See accompanying Notes to Financial Statements

Dodge & Cox Income Fund • Page 10

STATEMENT OF ASSETS AND LIABILITIES

	December 31, 2006
ASSETS:	
Investments, at value (cost $11,926,785,587)	$11,981,820,190
Receivable for paydowns on mortgage-backed securities	2,311,429
Receivable for Fund shares sold	26,919,066
Interest receivable	124,402,095
Prepaid expenses and other assets	51,650
	12,135,504,430
LIABILITIES:	
Payable for investments purchased	97,758,417
Payable for Fund shares redeemed	61,224,429
Management fees payable	4,049,504
Accrued expenses	755,247
	163,787,597
NET ASSETS	$ 11,971,716,833
NET ASSETS CONSIST OF:	
Paid in capital	$12,015,853,510
Undistributed net investment income	6,896,143
Accumulated undistributed net realized loss on investments	(106,067,423)
Net unrealized appreciation on investments	55,034,603
	$11,971,716,833
Fund shares outstanding (par value $0.01 each, unlimited shares authorized)	952,460,248
Net asset value per share	$12.57

STATEMENT OF OPERATIONS

	Year Ended December 31, 2006
INVESTMENT INCOME:	
Interest	$ 550,206,717
EXPENSES:	
Management fees	42,320,134
Custody and fund accounting fees	194,537
Transfer agent fees	2,393,275
Professional services	89,172
Shareholder reports	681,566
Registration fees	395,817
Trustees' fees	167,500
Miscellaneous	67,955
	46,309,956
NET INVESTMENT INCOME	503,896,761
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:	
Net realized loss	(3,533,509)
Net change in unrealized appreciation/depreciation	66,417,029
Net realized and unrealized gain	62,883,520
NET INCREASE IN NET ASSETS FROM OPERATIONS	$ 566,780,281

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended December 31, 2006	Year Ended December 31, 2005
OPERATIONS:		
Net investment income	$ 503,896,761	$ 353,678,523
Net realized gain (loss)	(3,533,509)	20,155,850
Net change in unrealized appreciation/depreciation	66,417,029	(200,036,683)
Net increase in net assets from operations	566,780,281	173,797,690
DISTRIBUTIONS TO SHAREHOLDERS FROM:		
Net investment income	(532,395,799)	(390,586,222)
Net realized gain	—	—
Total distributions	(532,395,799)	(390,586,222)
FUND SHARE TRANSACTIONS:		
Proceeds from sale of shares	4,115,697,531	3,244,793,643
Reinvestment of distributions	453,075,083	334,969,730
Cost of shares redeemed	(2,241,206,234)	(1,623,405,388)
Net increase from Fund share transactions	2,327,566,380	1,956,357,985
Total increase in net assets	2,361,950,862	1,739,569,453
NET ASSETS:		
Beginning of year	9,609,765,971	7,870,196,518
End of year (including undistributed net investment income of $6,896,144 and $6,670,694, respectively)	$11,971,716,833	$ 9,609,765,971
SHARE INFORMATION:		
Shares sold	328,751,052	254,312,934
Distributions reinvested	36,459,332	26,493,475
Shares redeemed	(179,356,904)	(127,349,477)
Net increase in shares outstanding	185,853,480	153,456,932

PAGE 11 • DODGE & COX INCOME FUND

See accompanying Notes to Financial Statements

NOTES TO FINANCIAL STATEMENTS

NOTE 1—ORGANIZATION AND SIGNIFICANT

ACCOUNTING POLICIES

Dodge & Cox Income Fund (the “Fund”) is one of the series constituting the Dodge & Cox Funds (the “Trust” or the “Funds”). The Trust is organized as a Delaware statutory trust and is registered under the Investment Company Act of 1940, as amended, as a diversified, open-end management investment company. The Fund commenced operations on January 3, 1989, and seeks high and stable current income consistent with long-term preservation of capital. Risk considerations and investment strategies of the Fund are discussed in the Fund’s Prospectus.

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which require the use of estimates and assumptions by management. Significant accounting policies are as follows: Security valuation The Fund’s net assets are valued as of the close of trading on the New York Stock Exchange (NYSE), generally 4:00 p.m. Eastern Time, each day that the NYSE is open for business. Fixed-income securities with original maturities of one year or more are priced on the basis of valuations furnished by pricing services which utilize both dealer-supplied valuations and computerized pricing models. Under certain circumstances, fixed-income securities that are not valued by pricing services are temporarily valued by the investment manager utilizing both dealer-supplied valuations and computerized pricing models. Valuations of fixed-income securities take into account appropriate factors such as institutional-size trading markets in similar groups of securities, yield, quality, coupon rate, maturity, type of issue, trading characteristics and other market data and do not rely exclusively upon exchange or over-the-counter listed prices. Security values are not discounted based on the size of the Fund’s position. Securities for which market quotations are not readily available are valued at fair value as determined in good faith by or at the direction of the Board of Trustees. Short-term securities are valued at amortized cost which approximates current value. All securities held by the Fund are denominated in U.S. dollars.

Security transactions, investment income, expenses, and distributions Security transactions are recorded on the trade date. Realized gains and losses on securities sold are determined on the basis of identified cost.

Interest income is recorded on the accrual basis. Interest income includes coupon interest, amortization of premium and accretion of discount on debt securities, and gains and losses on paydowns of mortgage-backed securities. The ability of the issuers of the debt securities held by the Fund to meet their obligations may be affected by economic developments in a specific industry, state or region. Debt obligations may be placed on non-accrual status and related interest income may be reduced by ceasing current accruals and writing off interest receivables when the collection of all or a portion of interest has become doubtful. A debt obligation is removed from non-accrual status when the issuer resumes interest payments or when collectibility of interest is reasonably assured.

Expenses are recorded on the accrual basis. Most expenses of the Trust can be directly attributed to a specific series. Expenses which cannot be directly attributed are apportioned among the Funds in the Trust.

Distributions to shareholders are recorded on the ex-dividend date.

Repurchase agreements The Fund may enter into repurchase agreements secured by U.S. government securities which involve the purchase of securities from a counterparty with a simultaneous commitment to resell the securities at an agreed-upon date and price. It is the Fund’s policy that its custodian take possession of the underlying collateral securities, the fair value of which exceeds the principal amount of the repurchase transaction, including accrued interest, at all times. In the event of default by the counterparty, the Fund has the contractual right to liquidate the securities and to apply the proceeds in satisfaction of the obligation.

NOTE 2—RELATED PARTY TRANSACTIONS

Management fees Under a written agreement approved by a unanimous vote of the Board of Trustees, the Fund pays an annual management fee of 0.50% of the Fund’s average daily net assets up to $100 million and 0.40% of the Fund’s average daily net assets in excess of $100

DODGE & COX INCOME FUND 3 PAGE 12

NOTES TO FINANCIAL STATEMENTS

million to Dodge & Cox, investment manager of the Fund. The agreement further provides that Dodge & Cox shall waive its fee to the extent that such fee plus all other ordinary operating expenses of the Fund exceed 1% of the average daily net assets for the year.

Fund officers and trustees All officers and three of the trustees of the Trust are officers or employees of Dodge & Cox. The Trust pays a fee only to those trustees who are not affiliated with Dodge & Cox.

Indemnification Under the Trust's organizational documents, its officers and trustees are indemnified against certain liabilities arising out of the performance of their duties to the Trust. In addition, in the normal course of business the Trust enters into contracts that provide general indemnities to other parties. The Trust's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Trust that have not yet occurred.

NOTE 3—INCOME TAX INFORMATION AND DISTRIBUTIONS TO SHAREHOLDERS

A provision for federal income taxes is not required since the Fund intends to continue to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code and distribute all of its taxable income to shareholders. Distributions are determined in accordance with income tax regulations, which may differ from net investment income and realized gains for financial reporting purposes. Financial reporting records are adjusted for permanent book/tax differences to reflect tax character. Financial records are not adjusted for temporary differences.

Book/tax differences are primarily due to differing treatments of net short-term realized gain and paydown loss. At December 31, 2006, the cost of investments for federal income tax purposes was equal to the cost for financial reporting purposes.

Distributions during the year ended December 31, 2006 and 2005 were characterized as follows for federal income tax purposes:

	2006	2005
Ordinary income	$532,395,799 ($0.616 per share)	$390,586,222 ($0.550 per share)
Long-term capital gain	—	—

At December 31, 2006, the tax basis components of distributable earnings were as follows:

Unrealized appreciation	$ 153,336,213
Unrealized depreciation	(98,301,610)
Net unrealized appreciation	55,034,603
Undistributed ordinary income	6,896,143
Capital loss carryforward†	(106,067,423)

† Represents accumulated capital loss which may be carried forward to offset future capital gains. This carryforward expires as follows:

Expiring in 2011	$ 14,093,589
Expiring in 2012	32,528,048
Expiring in 2013	19,963,019
Expiring in 2014	39,482,767
	$106,067,423

NOTE 4—PURCHASES AND SALES OF INVESTMENTS

For the year ended December 31, 2006, purchases and sales of securities, other than short-term securities and U.S. government securities, aggregated $1,291,086,014 and $455,876,273, respectively. For the year ended December 31, 2006, purchases and sales of U.S. government securities aggregated $4,150,453,654 and $2,788,640,531, respectively.

NOTE 5—ACCOUNTING PRONOUNCEMENTS

In July 2006, the Financial Accounting Standards Board (FASB) issued Interpretation 48, "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position must meet before being recognized in the financial statements. FIN 48 is effective for the Fund beginning June 29, 2007. The impact to the Fund's financial statements, if any, has not yet been determined.

In September 2006, FASB issued "Statement of Financial Accounting Standards No. 157, Fair Value Measurements" (SFAS 157). SFAS 157 is effective for the Fund beginning January 1, 2008. It defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Management is currently evaluating the impact the adoption of SFAS 157 will have on the Fund's financial statement disclosures.

PAGE 13 • DODGE & COX INCOME FUND

FINANCIAL HIGHLIGHTS

SELECTED DATA AND RATIOS

(for a share outstanding throughout each year)	Year Ended December 31,				
	2006	2005	2004	2003	2002
Net asset value, beginning of year	$12.54	$12.84	$12.92	$12.77	$12.20
Income from investment operations:					
Net investment income	0.61	0.55	0.54	0.60	0.66
Net realized and unrealized gain (loss)	0.04	(0.30)	(0.08)	0.15	0.62
Total from investment operations	0.65	0.25	0.46	0.75	1.28
Distributions to shareholders from:					
Net investment income	(0.62)	(0.55)	(0.54)	(0.60)	(0.66)
Net realized gain	—	—	—	—	(0.05)
Total distributions	(0.62)	(0.55)	(0.54)	(0.60)	(0.71)
Net asset value, end of year	$12.57	$12.54	$12.84	$12.92	$12.77
Total return	5.30%	1.98%	3.64%	5.97%	10.75%
Ratios/supplemental data:					
Net assets, end of year (millions)	$11,972	$9,610	$7,870	$5,697	$3,405
Ratios of expenses to average net assets	0.44%	0.44%	0.44%	0.45%	0.45%
Ratios of net investment income to average net assets	4.77%	3.99%	3.61%	3.93%	5.38%
Portfolio turnover rate	30%	24%	30%	41%	31%

See accompanying Notes to Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees of Dodge & Cox Funds and Shareholders of Dodge & Cox Income Fund

In our opinion, the accompanying statement of assets and liabilities, including the portfolio of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of the Dodge & Cox Income Fund (the "Fund", one of the series constituting Dodge & Cox Funds) at December 31, 2006, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2006 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
San Francisco, California
February 9, 2007

Dodge & Cox Income Fund • Page 14

BOARD APPROVAL OF FUNDS’ INVESTMENT MANAGEMENT

AGREEMENTS AND MANAGEMENT FEES

(unaudited)

The Board of Trustees is responsible for overseeing the performance of the Dodge & Cox Funds’ investment manager and determining whether to continue the Investment Management Agreements between the Funds and Dodge & Cox each year (the “Agreements”). At a meeting of the Board of Trustees of the Trust held on December 14, 2006, the Trustees, by a unanimous vote (including a separate vote of those Trustees who are not “interested persons” (as defined in the Investment Company Act of 1940) (the “Independent Trustees”)), approved the renewal of the Agreements for an additional one-year term through December 31, 2007. During the course of the year, the Board received a wide variety of materials relating to the services provided by Dodge & Cox and the performance of the Funds.

INFORMATION RECEIVED

In advance of the meeting, the Board, including each of the Independent Trustees, requested, received and reviewed materials relating to the Agreements. The Independent Trustees retained Morningstar® to prepare an independent expense and performance summary for each Fund and comparable funds managed by other advisers identified by Morningstar®. The Morningstar® materials included information regarding advisory fee rates, expense ratios, and transfer agency, custodial and distribution expenses, as well as performance comparisons to an appropriate index or combination of indices. The materials reviewed by the Board also included information concerning Dodge & Cox’s profitability, financial results and condition, including advisory fee revenue and separate account advisory fee schedules. The Board additionally considered the Funds’ brokerage commissions, turnover rates and sales and redemption data for the Funds, including “soft dollar” payments made for research benefiting the Funds and other accounts managed by Dodge & Cox, and brokerage commissions and expenses paid by Dodge & Cox. Other aspects of Dodge & Cox’s services to the Funds which were reviewed included compliance and supervision of third-party service providers (e.g., custodian, fund accountant, transfer agent and state registration administrator), shareholder servicing, accounting and administrative services, web services, the character of non-advisory services, the record of compliance with the Funds’ investment policies and restrictions and the Funds’ Code of Ethics, investment management staffing and biographies, information furnished to investors and shareholders (including the Funds’ prospectus, Statement of Additional Information, shareholder reports, and quarterly reports), and third-party retirement plan administrator reimbursements by Dodge & Cox for the same periods.

The Board received copies of the Agreements and a memorandum from the Independent Legal Counsel to the Independent Trustees, discussing the factors generally regarded as appropriate to consider in evaluating advisory arrangements. The Trust’s Governance Committee, consisting solely of Independent Trustees, met with the Independent Legal Counsel on November 28, 2006 and again on December 14, 2006 to discuss whether to renew the Agreements. The Board, including the Independent Trustees, subsequently concluded that the existing Agreements are fair and reasonable and voted to approve the Agreements.

In considering the Agreements, the Board, including the Independent Trustees, did not identify any single factor or particular information as all-important or controlling. In reaching the decision to approve the Agreements, the Board, which was advised by Independent Legal Counsel, considered the following factors, among others, and reached the conclusions described below.

NATURE, QUALITY, AND EXTENT

OF THE SERVICES

The Board considered the nature, quality and extent of portfolio management, administrative and shareholder services performed by Dodge & Cox, including: Dodge & Cox’s established long-term history of care and conscientiousness in the management of the Funds; demonstrated consistency in investment approach and depth, background and experience of the Dodge & Cox Investment Policy Committee, International Investment Policy Committee, Fixed Income Investment Policy

PAGE 15 DODGE & COX INCOME FUND

Committee and research analysts responsible for managing the Funds; Dodge & Cox’s organizational structure; frequent favorable recognition of Dodge & Cox and the Funds in the media and industry publications; Dodge & Cox’s performance in the areas of compliance, administration and shareholder communication and services, supervision of Fund operations and general oversight of other service providers; favorable peer group comparisons of expense ratios, management fee comparisons, expenses (e.g., transfer agent, custody and other fees and expenses) and asset comparisons and performance and risk summaries prepared independently by Morningstar® and favorable fiduciary grade and “Star” rankings by Morningstar®. The Board also acknowledged Dodge & Cox’s decision to close its institutional equity and balanced separate account business to new accounts and had previously voted, at the recommendation of Dodge & Cox, to close the Stock and Balanced Funds to control the pace of growth. The Board also acknowledged that the services provided by Dodge & Cox are extensive in nature and that Dodge & Cox consistently delivered a high level of service. The Board concluded that it was satisfied with the nature, extent and quality of investment management and other services provided to the Funds by Dodge & Cox.

INVESTMENT PERFORMANCE

The Board considered short-term and long-term investment performance for each Fund (including periods of outperformance or underperformance) as compared to both relevant indices and the performance of such Fund’s peer group. The performance information prepared by Morningstar® and Dodge & Cox demonstrated to the Board a consistent pattern of favorable performance for investors and, in most instances, the Funds have outperformed their peer groups for short and long-term periods. The Board considered that the performance of the Funds is the result of an investment management process that emphasizes a long-term investment horizon, independence, comprehensive research, price discipline and focus. The Board also noted that the strong investment performance delivered by Dodge & Cox to the Funds appeared to be consistent with the performance delivered for other (non-fund) clients of Dodge & Cox.

The Board concluded that Dodge & Cox delivers favorable performance for Fund investors consistent with the long-term investment strategies being pursued by the Funds.

COSTS AND ANCILLARY BENEFITS

Costs of Services to Funds: Fees and Expenses. The Board considered each Fund’s management fee rates and expense ratios relative to industry averages for similar mutual funds and relative to management fees charged by Dodge & Cox to other (non-fund) clients. The Board evaluated the operating structures of the Funds and Dodge & Cox, including the following: Dodge & Cox has a centralized focus on investment management operations and derives revenue solely from management fees; its outsourcing of non-advisory support services to unaffiliated third-party service providers is efficient and less costly to investors; Dodge & Cox does not charge front-end sales commissions or distribution fees and bears all distribution-related costs as well as reimbursements to third-party retirement plan administrators; the Funds receive numerous administrative, regulatory compliance, and shareholder support services from Dodge & Cox without any additional administrative fee; and the fact that the Funds have relatively low transaction costs and portfolio turnover rates. The Board noted that the Funds are substantially below peer group averages in expense ratios and management fee rates. The Board also noted that the range of services under the Agreements is much more extensive than under Dodge & Cox’s separate advisory (non-fund) client agreements, and considered that, when coupled with the greater risks and regulatory burdens associated with the high profile mutual fund business, there is reasonable justification for differences in fee rates charged between the two lines of business. The Board concluded that costs incurred by the Funds for the services they receive (including the management fee paid to Dodge & Cox) are reasonable and that the fees are acceptable based upon the qualifications, experience, reputation and performance of Dodge & Cox and the low overall expense ratios of the Funds.

Profitability and Costs of Services to Dodge & Cox; “Fall-out” Benefits. The Board reviewed reports of Dodge & Cox’s financial position, profitability and estimated overall value, and they considered Dodge &

DODGE & COX INCOME FUND 3 PAGE 16

Cox’s overall profitability within its context as a private, employee-owned S-Corporation and relative to the favorable services provided. The Board considered recent increases to Dodge & Cox’s gross revenues, and noted the importance of Dodge & Cox’s profitability—which is derived solely from management fees and does not include other business ventures—to maintain its independence, company culture and ethics, and management continuity. They noted that Dodge & Cox’s profitability is enhanced due to its efficient internal business model, and that the compensation/profit structure at Dodge & Cox is vital for remaining independent and facilitating retention of its management and investment professionals. They also noted that Dodge & Cox has voluntarily limited growth of assets by closing the Stock and Balanced Funds to new investors and by not taking on new equity and balanced institutional separate account clients. The Board noted that these actions were financially disadvantageous to Dodge & Cox, but illustrated a commitment to act in the best interest of existing Fund shareholders and separate account clients. The Board considered potential “fall-out” benefits (including the receipt of research from unaffiliated brokers) that Dodge & Cox might receive in its association with the Funds. The Board also noted the extent of additional administrative services performed by Dodge & Cox for the Funds, and that the magnitude of costs and risks borne by Dodge & Cox in rendering advisory services to the Funds (including risks in the compliance, securities valuation and investment management processes) are continuing to increase. The Board concluded that the profitability of Dodge & Cox’s relationship with the Funds (including fall-out benefits) was fair and reasonable.

THE BENEFIT OF ECONOMIES OF SCALE

The Board considered whether there have been economies of scale with respect to the management of each Fund, whether the Funds have appropriately benefited from any economies of scale, and whether the management fee rate is reasonable in relation to the Fund assets and any economies of scale that may exist. The Board noted that the considerable efficiencies of the Funds’ organization and fee structure have been realized by shareholders at the outset of their investment (i.e.,

PAGE 17 DODGE & COX INCOME FUND

from the first dollar), as a result of management fee rates that start lower than industry and many peer group averages and management fees and overall expense ratios that are lower than averages for peer group funds with approximately the same level of assets. Shareholders also realize efficiencies from the outset of their investment due to organizational efficiencies derived from Dodge & Cox’s investment management process and the avoidance of distribution and marketing structures whose costs would ultimately be borne by the Funds. The Board noted that Dodge & Cox’s internal costs of providing investment management, administrative and compliance services to the Funds are continuing to increase. The Board’s decision to renew the Agreements was made after consideration of economies of scale and review of comparable fund expense ratios and historical expense ratio patterns for the Funds. Their review also included consideration of the desirability of adding breakpoints to the Funds’ fee schedules. The Board concluded that the current Dodge & Cox fee structure is fair and reasonable and adequately reflects economies of scale.

CONCLUSION

Based on their evaluation of all material factors and assisted by the advice of Independent Legal Counsel to the Independent Trustees, the Board, including the Independent Trustees, concluded that the advisory fee structure was fair and reasonable, that each Fund was paying a competitive fee for the services provided, that the scope and quality of Dodge & Cox’s services has provided substantial value for Fund shareholders over the long term, and that approval of the Agreements was in the best interests of each Fund and its shareholders.

FUND HOLDINGS

The Fund provides a complete list of its holdings four times each fiscal year, as of the end of each quarter. The lists appear in the Fund’s First Quarter, Semi-Annual, Third Quarter and Annual Reports to shareholders. The Fund files the lists with the Securities and Exchange Commission (SEC) on Form N-CSR (second and fourth quarters) and Form N-Q (first and third quarters). Shareholders may view the Funds’ Forms N-CSR and N-Q on the SEC’s website at www.sec.gov. Forms N-CSR and N-Q may also be reviewed and copied at the SEC’s Public Reference Room in Washington, DC. Information regarding the operations of the Public Reference Room may be obtained by 1-202-942-8090 (direct) or

1-800-732-0330 (general SEC number). A complete list of the Fund’s quarter-end holdings is also available at www.dodgeandcox.com on or about 15 days following each quarter end and remains available on the web site until the list is updated in the subsequent quarter.

PROXY VOTING

For a free copy of the Fund’s proxy voting policies and procedures, please call 1-800-621-3979, visit the Fund’s web site at www.dodgeandcox.com or visit the SEC’s web site at www.sec.gov. Information regarding how the Fund voted proxies relating to portfolio securities during the most recent 12-month period ending June 30 is also available at www.dodgeandcox.com or at www.sec.gov.

DODGE & COX INCOME FUND 3 PAGE 18

DODGE & COX FUNDS—EXECUTIVE OFFICER & TRUSTEE INFORMATION

Name (Age) and Address*	Position with Trust (Year of Election or Appointment)	Principal Occupation During Past 5 Years	Other Directorships Held by Trustees
INTERESTED TRUSTEES & OFFICERS			
John A. Gunn (63)	Chairman and Trustee (Trustee since 1985)	Chairman (since 2007), Chief Executive Officer (since 2005) and Director of Dodge & Cox, Portfolio Manager and member of Investment Policy Committee (IPC), Fixed Income Investment Policy Committee (FIIPC) and International Investment Policy Committee (IIPC)	—
Kenneth E. Olivier (54)	President and Trustee (Trustee since 2005)	President (since 2005) and Director of Dodge & Cox, Portfolio Manager and member of IPC	—
Dana M. Emery (45)	Vice President and Trustee (Trustee since 1993)	Executive Vice President (since 2005) and Director of Dodge & Cox, Manager of the Fixed Income Department, Portfolio Manager and member of FIIPC	—
Katherine Herrick Drake (52)	Vice President (Since 1993)	Vice President of Dodge & Cox, Portfolio Manager	—
Diana S. Strandberg (47)	Vice President (Since 2005)	Vice President of Dodge & Cox, Portfolio Manager and member of IPC and IIPC	—
John M. Loll (40)	Assistant Treasurer and Assistant Secretary (Since 2000)	Vice President and Treasurer of Dodge & Cox	—
David H. Longhurst (49)	Treasurer (Since 2006)	Fund Administration and Accounting Senior Manager of Dodge & Cox (since 2004); Vice President, Treasurer, Controller and Secretary of Safeco Mutual Funds, Safeco Asset Management Company, Safeco Services, Safeco Securities, and Safeco Investment Services (2000-2004)	—
Thomas M. Mistele (53)	Secretary and Assistant Treasurer (Since 2000)	Chief Operating Officer (since 2004), Director (since 2005), Secretary and General Counsel of Dodge & Cox	—
Marcia P. Venegas (38)	Chief Compliance Officer (Since 2004)	Chief Compliance Officer of Dodge & Cox (since 2005), Compliance Officer of Dodge & Cox (2003-2004); Compliance and Business Risk Manager of Deutsche Asset Management, Australia Limited (1999-2001)	—
INDEPENDENT TRUSTEES			
William F. Ausfahl (66)	Trustee (Since 2002)	CFO, The Clorox Co. (1982-1997); Director, The Clorox Co. (1984-1997)	—
L. Dale Crandall (65)	Trustee (Since 1999)	President, Kaiser Foundation Health Plan, Inc. and Kaiser Foundation Hospitals (2000-2002); Senior Vice President—Finance and Administration & CFO, Kaiser Foundation Health Plan, Inc. and Kaiser Foundation Hospitals (1998-2000)	Director, Union BanCal Corporation (bank holding company) and Union Bank of California (commercial bank) (2001-Present); Director, Covad Communications Group (broadband communications services) (2002-Present); Director, Ansell Limited (medical equipment and supplies) (2002-Present); Director, BEA Systems, Inc. (software and programming) (2003-Present); Director, Coventry Health Care, Inc. (managed healthcare) (2004-Present)
Thomas A. Larsen (57)	Trustee (Since 2002)	Director in Howard, Rice, Nemerovski, Canady, Falk & Rabkin (law firm)	—
John B. Taylor (61)	Trustee (Since 2005)	Professor of Economics, Stanford University; Senior Fellow, Hoover Institution; Under Secretary for International Affairs, United States Treasury (2001-2005)	—
Will C. Wood (67)	Trustee (Since 1992)	Principal, Kentwood Associates, Financial Advisers	Director, Banco Latinoamericano de Exportaciones S.A. (Latin American Foreign Trade Bank) (1999-Present)

* The address for each Officer and Trustee is 555 California Street, 40th Floor, San Francisco, California 94104. Each Officer and Trustee oversees all four series in the Dodge & Cox Funds complex and serves for an indefinite term.

Additional information about the Trust's Trustees and Officers is available in the Trust's Statement of Additional Information (SAI). You can get a free copy of the SAI by visiting the Fund's website at www.dodgeandcox.com or calling 1-800-621-3979.

PAGE 19 • DODGE & COX INCOME FUND

D O D G E & C OX

Balanced Fund

www.dodgeandcox.com

For Fund literature, transactions and account information, please visit the Funds’ web site.

or write or call:

DODGE & COX FUNDS

c/o Boston Financial Data Services

P.O. Box 8422

Boston, Massachusetts 02266-8422

(800) 621-3979

INVESTMENT MANAGER

Dodge & Cox

555 California Street, 40th Floor

San Francisco, California 94104

(415) 981-1710

This report is submitted for the general information of the shareholders of the Fund. The report is not authorized for distribution to prospective investors in the Fund unless it is accompanied by a current prospectus.

This report reflects our views, opinions and portfolio holdings as of December 31, 2006, the end of the reporting period. Any such views are subject to change at any time based upon market or other conditions and Dodge & Cox disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dodge & Cox Fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dodge & Cox Fund.

DODGE & COX

2006

Annual Report

December 31, 2006

Balanced Fund

ESTABLISHED 1 9 3 1

(Closed to New Investors)

12/06 BF AR Printed on recycled paper

TO OUR SHAREHOLDERS

It is not often one has the opportunity to recognize a colleague who has contributed to an organization for close to four decades, so we begin this year’s annual letter to shareholders with a warm farewell to Harry Hagey, who retired from Dodge & Cox on December 31, 2006. Harry joined Dodge & Cox 39 years ago as a security analyst, and served as the firm’s Chairman for the past 14 years and Chief Executive Officer between 1992 and 2005. He served as the firm’s fourth Chairman—the firm’s founder, E. Morris Cox, Peter Avenali and Joe Fee preceded him. He also succeeded Peter Avenali as Chairman of the Dodge & Cox Funds.

Harry’s greatest legacy is the importance he placed on Dodge & Cox’s culture, specifically: strong ethics (i.e., placing our clients’ interests ahead of our own), the firm’s employee ownership structure, respect for each client and employee, and the absence of a marketing mindset. Harry ingrained these important tenets into all of us over his years here, and he helped develop our team of 59 investment professionals (who have an average tenure at the firm of 10 years), including our expanded Investment Policy Committee, which oversees the Balanced Fund and whose twelve members now have an average tenure at Dodge & Cox of 20 years.

We greatly appreciate Harry’s leadership and many years of hard work on behalf of the firm and its clients. We will miss his warm personality and camaraderie, and we wish him well in his future endeavors. Effective January 1, 2007, John Gunn was appointed Chairman of the firm and of the Dodge & Cox Funds. John has been with Dodge & Cox since 1972, and also serves as the firm’s CEO.

2006 PERFORMANCE REVIEW

We are pleased to report that 2006 was the eighth consecutive year in which the Balanced Fund outperformed the Combined Index1. The Fund returned 13.8% in 2006 compared to 11.1% for the Combined Index. At year end, the Fund’s net assets of $27.5 billion were invested in 64.2% stocks, 30.7% fixed-income securities and 5.1% cash equivalents.

The Fund’s strong performance relative to the Combined Index in 2006 was driven by both the equity and fixed-income portfolios. The equity portfolio’s total return exceeded that of the Standard & Poor’s 500 Index (S&P 500). Specifically, the equity portfolio’s Consumer Discretionary stocks (up 28%) outpaced those in the S&P 500 (up 17%). The portfolio also had a higher weighting than the market in this sector which enhanced returns. Comcast (up 63%), the portfolio’s largest holding, made the largest single contribution to return. The portfolio’s Information Technology stocks (up 22%) also outpaced their S&P 500 counterparts (up 9%). Detractors from the equity portfolio’s performance relative to the S&P 500 included three of its Japanese technology-related holdings: Sony (up 6%), Matsushita (up 5%) and Hitachi (down 6%). Capital One Financial (down 11%) was the portfolio’s single largest detractor for the year.

With regards to the fixed-income portfolio, the primary sources of its outperformance of the Lehman Brothers Aggregate Bond Index (LBAG) in 2006 included: 1) strong performance from investments in Ford Motor Credit, GMAC, and Xerox (offset somewhat by weak performance from HCA); 2) the portfolio’s shorter-than-benchmark duration2; 3) strong performance from the portfolio’s mortgage-backed securities (MBS); and 4) the portfolio’s overweight positions in the Corporate and MBS sectors, which outperformed comparable Treasuries.

As always, we manage the Fund using a three-to-five year investment horizon, and encourage shareholders to focus on this longer time period.

INVESTMENT STRATEGY

With regards to equity strategy, technological innovation and the spread of free market economic principles are facilitating the continued integration of the global economy and rapid expansion of the developing world. Integration and growth in the global economy have had a profound impact on the companies in our investment universe, and consequently on how we conduct research at Dodge & Cox. For instance, 38 of the equity portfolio’s U.S.-domiciled companies (which represent 47% of the equity portfolio) have at least 25% of their sales coming from overseas. Additionally, another 17% of the equity portfolio is invested in 18 companies that are based outside the U.S. We have been expanding our research

PAGE 1 D O D G E & C O X BALANCED F U N D

PAG E 1 3 D O D G E & C O X B A L A N C E D F U N D

effort over the past ten years to include a global perspective. In fact, the decision to start our International Stock Fund in 2001 was made in part to improve our overall research effort for the benefit of our current clients. Each of our 20 research analysts take a global view when covering their industries, and is responsible for making investment recommendations to the teams managing all four of the Dodge & Cox Funds.

With regards to the fixed-income portfolio, the low level of nominal interest rates seems to incorporate expectations for slowing inflation. Over the intermediate term, we expect continued U.S. economic growth given the health of the corporate sector, tight labor markets, rising incomes and other influences. Against this backdrop, we believe that headline inflation, despite recent declines due to receding energy prices, is unlikely to decline further, and core inflation (excluding food and energy) is likely to remain above the Federal Reserve’s comfort zone. Furthermore, nominal rates on U.S. Treasuries from 2-30 years lie within approximately 5 basis points (1 basis point equals 1/100 of 1%) of 4.75%, offering quite modest return possibilities at all maturity points (particularly among longer-duration securities) after factoring in our expectations for inflation. As such, we have maintained the portfolio’s shorter relative duration positioning (3.8 years versus 4.5 years for the LBAG as of year end). As always, we seek ways to add to the portfolio’s yield and total return potential through our in-depth security-specific research efforts.

LOOKING FORWARD

While we remain optimistic about the long-term prospects for the world economy and confident in our ability to continue to implement our investment approach, the past seven years (roughly since the peak of the technology-led market bubble) have been exceptional for the Balanced Fund compared to the Combined Index. Since the end of 1999, the Fund has returned an annualized 11.2% per year compared to 3.5% for the Combined Index. This outperformance was fueled primarily by the Fund’s equity portfolio, which provided an average annualized return of close to 13% since the end of 1999, compared to 1.1% per year for the S&P 500. Over this time period, what were lower valuation stocks (primarily in the Industrial, Materials and Energy sectors) have significantly outperformed what turned out to be overvalued stocks (primarily in the Information Technology, Media, Telecommunications and Health Care sectors). Today, with valuations across all sectors of the market much more homogeneous, the possibility of the equity portfolio outperforming the S&P 500 by such a wide margin going forward is remote. Indeed, outperforming the S&P 500 at all given this valuation landscape will be a formidable challenge. Moreover, we would like to remind shareholders that equity returns have historically been volatile; stock prices go up and down, and investors could lose money.

Historical volatility in the equity markets supports a balanced approach to investing. For instance, in 2002 (the last year U.S. equity returns were negative) the S&P 500 returned -22% and the Balanced Fund’s equity portfolio returned -10%. The Balanced Fund, however, lost only 3% of its value because its fixed-income portfolio that year returned over 11%. With bonds now yielding around 5%, our expectations for fixed-income returns today are more modest. At the same time, we continue to believe fixed-income securities play a vital role in capital preservation and income generation.

D O D G E & C O X BALANCED F U N D PAGE 2

Finally, because we do not believe it is possible to consistently time such divergences in asset class returns, we do not change the Fund's asset allocation between stocks, bonds and cash dramatically year-to-year, let alone quarter-to-quarter. The Fund's current asset allocation of 64.2% in stocks and 35.8% in bonds and cash reflects our belief that the outlook for stocks over the next three-to-five years is potentially more attractive than the outlook for fixed-income securities. Regardless of what happens in the near term, our team at Dodge & Cox will continue to focus on our three-to-five year investment horizon and work hard to uncover attractive opportunities.

Thank you for your continued confidence in our firm as a shareholder of the Dodge & Cox Balanced Fund. As always, we welcome your comments and questions.

For the Board of Trustees,





John A. Gunn,
Chairman

Kenneth E. Olivier,
President

February 9, 2007

[1] The Combined Index reflects an unmanaged portfolio of 60% of the Standard & Poor's 500 Index (S&P 500) and 40% of the Lehman Brothers Aggregate Bond Index (LBAG). The Fund may, however, invest up to 75% of its total assets in stocks.

[2] Duration is a measure of a bond's price sensitivity to changes in interest rates.

GROWTH OF $10,000 OVER 10 YEARS

FOR AN INVESTMENT MADE ON DECEMBER 31, 1996



$40,000
30,000
20,000
10,000
Dodge & Cox Balanced Fund $30,495
Combined Index $21,352
S&P 500 $22,461
LBAG $18,316
'96
'98
'00
'02
'04
'06

AVERAGE ANNUAL TOTAL RETURN

FOR PERIODS ENDED DECEMBER 31, 2006

	1 Year	5 Years	10 Years	20 Years
Dodge & Cox Balanced Fund	13.84%	10.68%	11.79%	12.47%
Combined Index	11.11	5.98	7.88	10.30
S&P 500	15.79	6.18	8.42	11.80
Lehman Brothers Aggregate Bond Index (LBAG)	4.33	5.06	6.24	7.35

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Visit the Fund's web site at www.dodgeandcox.com or call 1-800-621-3979 for current performance figures.

The Fund's total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses.

Lehman Brothers® is a trademark of Lehman Brothers, Inc.; Standard & Poor's, Standard & Poor's 500, and S&P 500® are trademarks of The McGraw-Hill Companies, Inc.

PAGE 5 • DODGE & COX BALANCED FUND

A Message from Former Chairman Harry Hagey

On October 1, 1967, I began my career at Dodge & Cox. At that time, Dodge & Cox was a small independent regional investment counseling firm working with individuals, pension funds and endowment funds. In addition, the firm managed two small no-load mutual funds: the Dodge & Cox Balanced Fund and the Dodge & Cox Stock Fund. After 39 wonderful years at this firm, I am now retiring. I want to take this opportunity to first thank you, our mutual fund shareholders for the trust you have placed in our firm over the years; second, to thank all of my associates with whom I have had the pleasure of working; and finally, to provide you with my thoughts on the current status of the firm and my optimistic outlook for its future.

Let me summarize what I think are the key components that make Dodge & Cox a successful money management firm. First and most importantly, ethical considerations are paramount. We have an excellent reputation, and we work hard to maintain it. When making decisions about how we manage our firm, we always start by asking what is in the best interests of our current clients.

Second, we are in the single business of providing continuous high quality investment management service to our existing clients and shareholders. We decided a long time ago that we are not in business to provide a series of financial products to the investment marketplace. Through a team-oriented, long-term approach, our investment objective is to first preserve and then enhance the future purchasing power of our clients’ wealth over the long term. Over the years, I have often reminded my associates that there are literally millions of individuals counting on us.

A third important ingredient is our employees. We insist on a respect for each individual employee as well as for the entire firm. We work within a collegial environment with the goal of having all of our people think as owners, not just as employees. Our working environment has led to low employee turnover, which in turn, has created stability and continuity over the years.

Finally, with regard to the firm, probably the most important characteristic is our independence. We only report to the Fund’s shareholders, our clients and to ourselves. Ownership of Dodge & Cox is limited to the firm’s active employees, thus I have sold my interest in Dodge & Cox back to the firm (at book value) so my shares will now be available to those coming after me.

As for the future of Dodge & Cox, I am extremely optimistic. We have a deep and talented investment team across the board: domestic equity, international equity and fixed-income. I leave Dodge & Cox today as strong as it has ever been in our 76-year history. I have complete confidence that John Gunn, Ken Olivier, Dana Emery and others will act as responsible stewards of the firm’s unique culture.

On a personal note, the only investment options in the Dodge & Cox retirement plan are the Dodge & Cox Funds, so my own retirement assets have benefited from the Funds’ past results. I look forward to continuing on as a long-term shareholder of the Dodge & Cox Funds.

Thanks again for the confidence you have placed in our firm over the years.

Sincerely,

Harry R. Hagey

D O D G E & C O X B A L A N C E D F U N D 3 P A G E 4

FUND EXPENSE EXAMPLE

As a Fund shareholder, you incur ongoing Fund costs, including management fees and other Fund expenses. All mutual funds have ongoing costs, sometimes referred to as operating expenses. The following example shows ongoing costs of investing in the Fund and can help you understand these costs and compare them with those of other mutual funds. The example assumes a $1,000 investment held for the six months indicated.

ACTUAL EXPENSES

The first line of the table below provides information about actual account values and expenses based on the Fund’s actual returns. You may use the information in this line, together with your account balance, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line under the heading “Expenses Paid During Period” to estimate the expenses you paid on your account during this period.

HYPOTHETICAL EXAMPLE FOR COMPARISON WITH OTHER MUTUAL FUNDS

Information on the second line of the table can help you compare ongoing costs of investing in the Fund with those of other mutual funds. This information may not be used to estimate the actual ending account balance or expenses you paid during the period. The hypothetical “Ending Account Value” is based on the actual expense ratio of the Fund and an assumed 5% annual rate of return before expenses (not the Fund’s actual return). The amount under the heading “Expense Paid During the Period” shows the hypothetical expenses your account would have incurred under this scenario. You can compare this figure with the 5% hypothetical examples that appear in shareholder reports of other mutual funds.

Six Months Ended

December 31, 2006

Beginning Account Value 7/1/2006

Ending Account Value 12/31/2006

Expenses Paid

During Period*

Based on Actual Fund Return

$1,000.00

$1,093.90

$2.73

Based on Hypothetical 5% Yearly Return

1,000.00

1,022.60

2.63

* Expenses are equal to the Fund’s annualized six-month expense ratio of 0.52%, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).

The expenses shown in the table highlight ongoing costs only and do not reflect any transactional fees or account maintenance fees. While other mutual funds may charge such fees, please note that the Fund does not charge transaction fees (e.g., redemption fees, sales loads) or universal account maintenance fees (e.g., small account fees).

P A G E 5 D O D G E & C O X B A L A N C E D F U N D

FUND INFORMATION December 31, 2006

GENERAL INFORMATION

Net Asset Value Per Share	$87.08
Total Net Assets (billions)	$27.5
30-Day SEC Yield[a]	2.53%
2006 Expense Ratio	0.52%
2006 Portfolio Turnover Rate	20%
Fund Inception	1931
No sales charges or distribution fees	

Investment Manager: Dodge & Cox, San Francisco. Managed by the Investment Policy Committee, whose nine members' average tenure at Dodge & Cox is 21 years, and by the Fixed Income Investment Policy Committee, whose nine members' average tenure is 17 years.

ASSET ALLOCATION



Stocks: 64.2%
Fixed-Income Securities: 30.7%
Cash Equivalents: 5.1%

STOCK PORTFOLIO (64.2% OF FUND)

Number of Stocks	85
Median Market Capitalization (billions)	$26
Price-to-Earnings Ratio[b]	15.4x
Foreign Stocks[c] (% of Fund)	11.3%

FIVE LARGEST SECTORS

Consumer Discretionary	14.9%
Information Technology	9.9
Health Care	9.7
Financials	9.5
Energy	6.1

TEN LARGEST STOCK HOLDINGS[d]

Comcast Corp. *Class A*	2.6%
Hewlett-Packard Co.	2.4
News Corp. *Class A*	2.0
Pfizer, Inc.	1.8
Chevron Corp.	1.8
Time Warner, Inc.	1.8
Wachovia Corp.	1.8
McDonald's Corp.	1.8
Wal-Mart Stores, Inc.	1.7
Sanofi-Aventis *ADR (France)*	1.7

FIXED-INCOME PORTFOLIO (30.7% OF FUND)

Number of Fixed-Income Securities	310
Average Maturity	6.1 years
Effective Duration	3.8 years

SECTOR DIVERSIFICATION

U.S. Treasury & Government Related	6.0%
Mortgage-Related Securities	14.1
Corporate	10.6

CREDIT QUALITY[e]

U.S. Government & Government Related	20.0%
Aaa	0.0[f]
Aa	0.9
A	1.8
Baa	4.6
Ba	1.6
B	1.1
Caa	0.7
Average Quality	**Aa**

FIVE LARGEST CORPORATE FIXED-INCOME ISSUERS[d]

Ford Motor Credit Co.	0.9%
Time Warner, Inc. (AOL Time Warner)	0.7
GMAC, LLC	0.7
HCA, Inc.	0.6
Xerox Corp.	0.6

(a) SEC Yield is an annualization of the Fund's total net investment income per share for the 30-day period ended on the last day of the month.
(b) Price-to-earnings (P/E) ratio is calculated using 12-month forward consensus earnings estimates.
(c) Foreign stocks are U.S. dollar-denominated.
(d) The Fund's portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.
(e) The Fund's credit quality ratings are from Moody's Investor Services. If no Moody's rating is available, the Standard & Poor's rating is reported. If unrated, the investment manager determines a comparable rating, which is included in the portfolio breakdown. The LBAG's credit quality ratings are from Lehman Brothers and reference Moody's, Standard & Poor's and Fitch ratings. The LBAG's methodology for calculating average credit quality differs from that used by the Fund. Applying the LBAG methodology, the Fund's average credit quality would be AA. The credit quality of the investments in the portfolio does not apply to the stability or safety of the Fund or its shares.
(f) Rounds to 0.0%.

Dodge & Cox Balanced Fund • page 6

PORTFOLIO OF INVESTMENTS December 31, 2006

COMMON STOCKS: 64.2%

	SHARES	VALUE
CONSUMER DISCRETIONARY: 14.9%		
AUTOMOBILES & COMPONENTS: 0.4%		
Honda Motor Co., Ltd. ADR[b] (Japan)	2,863,300	$ 113,214,882
CONSUMER DURABLES & APPAREL: 3.8%		
Koninklijke Philips Electronics NV[b] (Netherlands)	2,400,000	90,192,000
Matsushita Electric Industrial Co., Ltd. ADR[b] (Japan)	18,808,200	377,856,738
Nike, Inc., Class B	1,007,000	99,723,210
Sony Corp. ADR[b] (Japan)	10,493,600	449,440,888
Thomson ADR[b] (France)	1,900,000	37,088,000
		1,054,300,836
CONSUMER SERVICES: 1.8%		
McDonald's Corp.	10,869,850	481,860,450
MEDIA: 7.2%		
Comcast Corp., Class A[a]	16,681,716	706,137,038
EchoStar Communications Corp.[a]	2,345,365	89,194,231
Interpublic Group of Companies, Inc.[a]	6,817,000	83,440,080
Liberty Capital, Series A[a]	683,129	66,932,980
News Corp., Class A	25,007,900	537,169,692
Time Warner, Inc.	22,784,600	496,248,588
		1,979,122,609
RETAILING: 1.7%		
Federated Department Stores, Inc.	3,448,272	131,482,611
Gap, Inc.	7,002,800	136,554,600
Genuine Parts Co.	2,945,750	139,716,923
Liberty Interactive, Series A[a]	2,697,300	58,180,761
		465,934,895
		4,094,433,672
CONSUMER STAPLES: 2.7%		
FOOD & STAPLES RETAILING: 1.7%		
Wal-Mart Stores, Inc.	10,243,300	473,035,594
FOOD, BEVERAGE & TOBACCO: 0.7%		
Unilever NV[b] (Netherlands)	6,863,500	187,030,375
HOUSEHOLD & PERSONAL PRODUCTS: 0.3%		
Avon Products, Inc.	2,767,700	91,444,808
		751,510,777
ENERGY: 6.1%		
Baker Hughes, Inc.	3,202,117	239,070,055
Chevron Corp.	6,786,802	499,033,551
ConocoPhillips	3,431,100	246,867,645
Exxon Mobil Corp.	2,500,000	191,575,000
Occidental Petroleum Corp.	2,925,000	142,827,750
Royal Dutch Shell PLC ADR[b] (United Kingdom)	3,116,127	221,712,436
Schlumberger, Ltd.	2,236,821	141,277,615
		1,682,364,052

	SHARES	VALUE
FINANCIALS: 9.5%		
BANKS: 2.2%		
Wachovia Corp.	8,489,661	$ 483,486,194
Wells Fargo & Co.	3,121,900	111,014,764
		594,500,958
DIVERSIFIED FINANCIALS: 2.3%		
Capital One Financial Corp.	3,640,800	279,686,256
Citigroup, Inc.	6,480,900	360,986,130
		640,672,386
INSURANCE: 4.4%		
Aegon NV[b] (Netherlands)	9,988,470	189,281,506
Chubb Corp.	3,384,224	179,059,292
Genworth Financial, Inc., Class A	2,448,000	83,746,080
Loews Corp.	4,230,700	175,447,129
MBIA, Inc.	805,168	58,825,574
Safeco Corp.	1,410,200	88,208,010
St. Paul Travelers Companies, Inc.	6,652,900	357,194,201
UnumProvident Corp.	3,795,400	78,868,412
		1,210,630,204
REAL ESTATE: 0.6%		
Equity Office Properties Trust	3,456,000	166,475,520
		2,612,279,068
HEALTH CARE: 9.7%		
HEALTH CARE EQUIPMENT & SERVICES: 3.2%		
Becton, Dickinson & Co.	1,317,900	92,450,685
Cardinal Health, Inc.	6,491,400	418,240,902
Health Management Associates, Inc.	3,900,000	82,329,000
WellPoint, Inc.[a]	3,673,000	289,028,370
		882,048,957
PHARMACEUTICALS & BIOTECHNOLOGY: 6.5%		
Bristol-Myers Squibb Co.	6,050,550	159,250,476
GlaxoSmithKline PLC ADR[b] (United Kingdom)	3,975,400	209,742,104
Pfizer, Inc.	19,436,367	503,401,905
Sanofi-Aventis ADR[b] (France)	9,850,000	454,774,500
Schering-Plough Corp.	5,527,150	130,661,826
Thermo Fisher Scientific, Inc.[a]	3,335,850	151,080,647
Wyeth	3,366,800	171,437,456
		1,780,348,914
		2,662,397,871
INDUSTRIALS: 5.8%		
CAPITAL GOODS: 2.6%		
American Power Conversion Corp.	3,504,720	107,209,385
General Electric Co.	4,700,000	174,887,000
Masco Corp.	3,151,000	94,120,370
Tyco International, Ltd.	8,265,600	251,274,240
Volvo AB ADR[b] (Sweden)	1,029,700	70,863,954
		698,354,949

PAGE 7 • DODGE & COX BALANCED FUND

See accompanying Notes to Financial Statements

PORTFOLIO OF INVESTMENTS December 31, 2006

COMMON STOCKS (continued)

	SHARES	VALUE
COMMERCIAL SERVICES & SUPPLIES: 0.4%		
Pitney Bowes, Inc.	2,606,650	$ 120,401,163
TRANSPORTATION: 2.8%		
FedEx Corp.	3,290,250	357,386,955
Union Pacific Corp.	4,373,700	402,467,874
		759,854,829
		1,578,610,941
INFORMATION TECHNOLOGY: 9.9%		
SOFTWARE & SERVICES: 2.6%		
BMC Software, Inc.[a]	2,996,000	96,471,200
Computer Sciences Corp.[a]	3,916,400	209,018,268
Compuware Corp.[a]	6,938,700	57,799,371
EBay, Inc.[a]	2,637,100	79,297,597
Electronic Data Systems Corp.	10,083,700	277,805,935
		720,392,371
TECHNOLOGY, HARDWARE & EQUIPMENT: 7.3%		
Avaya, Inc.[a]	9,335,100	130,504,698
Dell, Inc.[a]	8,057,900	202,172,711
Hewlett-Packard Co.	16,207,331	667,579,964
Hitachi, Ltd. ADR[b] (Japan)	2,690,000	167,748,400
Kyocera Corp. ADR[b] (Japan)	16,700	1,584,663
Motorola, Inc.	13,349,502	274,465,761
NCR Corp.[a]	2,162,500	92,468,500
Nortel Networks Corp.[a],[b] (Canada)	823,630	22,015,630
Sun Microsystems, Inc.[a]	22,671,200	122,877,904
Xerox Corp.[a]	17,990,950	304,946,603
		1,986,364,834
		2,706,757,205
MATERIALS: 3.5%		
Akzo Nobel NV ADR[b] (Netherlands)	3,527,051	214,691,594
Alcoa, Inc.	2,275,650	68,292,257
Cemex SAB de CV ADR[b] (Mexico)	1,700,000	57,596,000
Dow Chemical Co.	8,620,259	344,293,144
International Paper Co.	2,372,900	80,915,890
Nova Chemicals Corp.[b] (Canada)	1,442,870	40,256,073
Rohm and Haas Co.	2,810,700	143,682,984
		949,727,942
TELECOMMUNICATION SERVICES: 1.4%		
Sprint Nextel Corp.	10,020,000	189,277,800
Vodafone Group PLC ADR[b] (United Kingdom)	6,825,350	189,608,223
		378,886,023
UTILITIES: 0.7%		
Duke Energy Corp.	3,787,200	125,772,912
FirstEnergy Corp.	1,245,100	75,079,530
		200,852,442
TOTAL COMMON STOCKS (Cost $11,952,966,436)		**17,617,819,993**

FIXED-INCOME SECURITIES: 30.7%

	PAR VALUE	VALUE
U.S. TREASURY AND GOVERNMENT RELATED: 6.0%		
U.S. TREASURY: 5.1%		
U.S. Treasury Notes		
3.125%, 1/31/07	$400,000,000	$ 399,422,000
2.75%, 8/15/07	150,000,000	147,914,100
3.375%, 2/15/08	200,000,000	196,507,800
3.75%, 5/15/08	350,000,000	344,640,800
3.625%, 7/15/09	307,000,000	298,905,331
		1,387,390,031
GOVERNMENT RELATED: 0.9%		
Arkansas Dev. Fin. Auth. GNMA		
Guaranteed Bonds 9.75%, 11/15/14	3,657,924	3,931,537
Small Business Administration — 504 Program		
Series 96-20L, 6.70%, 12/1/16	2,460,245	2,536,506
Series 97-20F, 7.20%, 6/1/17	3,917,016	4,078,264
Series 97-20I, 6.90%, 9/1/17	5,756,773	5,961,450
Series 98-20D, 6.15%, 4/1/18	6,917,441	7,075,175
Series 98-20I, 6.00%, 9/1/18	3,462,514	3,532,828
Series 99-20F, 6.80%, 6/1/19	4,980,012	5,183,573
Series 00-20D, 7.47%, 4/1/20	13,318,359	14,038,777
Series 00-20E, 8.03%, 5/1/20	5,554,523	5,965,255
Series 00-20G, 7.39%, 7/1/20	9,020,457	9,501,172
Series 00-20I, 7.21%, 9/1/20	5,866,617	6,188,097
Series 01-20E, 6.34%, 5/1/21	12,479,904	12,923,135
Series 01-20G, 6.625%, 7/1/21	10,734,390	11,214,068
Series 03-20J, 4.92%, 10/1/23	20,787,892	20,502,343
Series 05-20F, 4.57%, 6/1/25	44,319,113	42,549,203
Series 05-20K, 5.36%, 11/1/25	36,813,122	37,010,106
Series 06-20D, 5.64%, 4/1/26	51,123,725	52,223,994
		244,415,483
		1,631,805,514
MORTGAGE-RELATED SECURITIES: 14.1%		
FEDERAL AGENCY CMO & REMIC: 1.3%		
Dept. of Veterans Affairs		
Trust 1995-1A 1, 7.213%, 2/15/25	1,334,278	1,382,054
Trust 1995-2C 3A, 8.793%, 6/15/25	710,837	768,194
Fannie Mae		
Trust 1992-4H, 7.50%, 2/25/07	16,340	16,298
SMBS I-1, 6.50%, 4/1/09	33,702	33,703
Trust 2003-37 HA, 5.00%, 7/25/13	4,073,704	4,060,266
Trust (GN) 1994-13J, 7.00%, 6/17/22	9,910	9,887
Trust 1993-207 G, 6.15%, 4/25/23	3,271,924	3,275,406
Trust 2002-73 PM, 5.00%, 12/25/26	19,801,543	19,687,640
Trust 2002-33 A1, 7.00%, 6/25/32	5,819,773	5,997,548
Trust 2005-W4 1A2, 6.50%, 8/25/35	37,268,552	37,772,352
Trust 2001-T7 A1, 7.50%, 2/25/41	5,658,647	5,858,486
Trust 2001-T8 A1, 7.50%, 7/25/41	6,177,812	6,397,925
Trust 2001-W3 A, 7.00%, 9/25/41	2,356,099	2,414,222
Trust 2002-W6 2A1, 7.00%, 6/25/42	5,848,747	6,025,599
Trust 2002-W8 A2, 7.00%, 6/25/42	6,401,121	6,573,406
Trust 2003-W2 1A1, 6.50%, 7/25/42	12,274,195	12,506,649

See accompanying Notes to Financial Statements

DODGE & COX BALANCED FUND • PAGE 8

PORTFOLIO OF INVESTMENTS December 31, 2006

FIXED-INCOME SECURITIES (continued)

	PAR VALUE	VALUE
Trust 2003-W2 1A2, 7.00%, 7/25/42	$ 4,952,009	$ 5,062,040
Trust 2003-W4 4A, 7.50%, 10/25/42	7,457,419	7,737,139
Trust 2004-T1 1A2, 6.50%, 1/25/44	11,001,061	11,248,987
Trust 2004-W2 5A, 7.50%, 3/25/44	28,214,038	29,500,717
Freddie Mac		
Series 1236 H, 7.25%, 4/15/07	109,371	109,405
Series 1512 I, 6.50%, 5/15/08	944,436	941,802
Series 2100 GS, 6.50%, 12/15/13	9,396,862	9,589,604
Series 2430 UC, 6.00%, 9/15/16	15,895,695	15,996,229
Series 1078 GZ, 6.50%, 5/15/21	1,259,297	1,276,864
Series (GN) 16 PK, 7.00%, 8/25/23	14,407,788	14,868,205
Series 2550 QP, 5.00%, 3/15/26	7,980,651	7,954,824
Series T-48 1A4, 5.538%, 7/25/33	92,378,711	91,864,993
Series T-051 1A, 6.50%, 9/25/43	590,105	600,084
Series T-59 1A1, 6.50%, 10/25/43	36,715,121	37,477,914
		347,008,442
FEDERAL AGENCY MORTGAGE PASS-THROUGH: 12.8%		
Fannie Mae, 10 Year		
6.00%, 1/1/12-10/1/14	33,208,124	33,474,041
Fannie Mae, 15 Year		
5.50%, 1/1/14-12/1/19	266,540,679	267,584,843
6.00%, 12/1/13-6/1/19	533,715,971	541,954,328
6.50%, 1/1/13-11/1/18	192,301,600	196,941,421
7.00%, 12/1/07-11/1/18	19,454,475	20,011,454
7.50%, 9/1/15-8/1/17	63,331,877	65,695,995
Fannie Mae, 20 Year		
5.50%, 1/1/23	18,855,147	18,768,942
6.50%, 1/1/22-10/1/26	35,025,617	35,833,220
Fannie Mae, 30 Year		
5.00%, 3/1/34	265,824,129	257,139,421
5.50%, 6/1/33	58,963,393	58,362,340
6.00%, 4/1/35-6/1/35	404,418,798	408,015,384
6.50%, 12/1/32	214,832,100	219,935,825
7.50%, 9/1/07-7/1/19	148,053	149,618
8.00%, 1/1/09	71,679	72,314
Fannie Mae, Hybrid ARM		
3.852%, 6/1/34	65,453,183	64,121,895
4.44%, 7/1/33	32,202,833	31,583,591
4.762%, 1/1/35	12,356,723	12,320,514
4.784%, 3/1/35	22,168,506	21,988,272
4.853%, 8/1/35	12,917,607	12,887,735
5.037%, 7/1/35	146,514,525	145,630,132
5.061%, 7/1/35	56,758,352	56,449,766
5.315%, 1/1/36	61,019,221	60,988,331
Fannie Mae Multifamily DUS		
Pool 555728, 4.019%, 8/1/13	422,460	397,861
Pool 555162, 4.835%, 1/1/13	17,619,659	17,323,841
Pool 555316, 4.874%, 2/1/13	5,882,984	5,797,427
Pool 760762, 4.89%, 4/1/12	16,115,000	15,782,413
Pool 735387, 4.925%, 4/1/15	13,919,348	13,699,170
Pool 555148, 4.975%, 1/1/13	4,722,371	4,674,315

	PAR VALUE	VALUE
Pool 555806, 5.092%, 10/1/13	$ 3,674,790	$ 3,655,625
Pool 461628, 5.32%, 4/1/14	10,558,868	10,621,035
Pool 462086, 5.355%, 11/1/15	28,675,910	28,953,111
Pool 545316, 5.636%, 12/1/11	5,150,071	5,230,995
Pool 323350, 5.65%, 11/1/08	1,999,635	1,999,066
Pool 545387, 5.897%, 1/1/12	6,075,312	6,235,796
Pool 545258, 5.939%, 11/1/11	1,052,556	1,080,418
Pool 380735, 5.965%, 10/1/08	16,383,018	16,448,565
Pool 545685, 6.016%, 4/1/12	30,400,376	31,229,961
Pool 323492, 6.02%, 1/1/09	4,313,268	4,336,498
Freddie Mac, 30 Year		
8.00%, 2/1/08-11/1/10	95,662	96,239
8.25%, 2/1/17	9,724	9,783
8.75%, 5/1/10	29,613	30,352
Freddie Mac Gold, 15 Year		
5.50%, 8/1/14-1/1/17	34,609,545	34,746,555
6.00%, 10/1/13-10/1/18	168,158,000	170,646,965
6.50%, 7/1/14-3/1/18	74,179,096	75,755,186
7.00%, 5/1/08-4/1/15	2,500,969	2,530,323
7.75%, 7/25/21	1,473,529	1,541,313
Freddie Mac Gold, 20 Year		
6.50%, 12/1/26	67,134,862	68,526,008
Freddie Mac Gold, 30 Year		
5.00%, 8/1/33	102,563,072	99,370,797
6.50%, 9/1/18-4/1/33	126,329,044	129,291,402
7.47%, 3/17/23	425,489	440,801
8.50%, 1/1/23	70,879	74,540
Freddie Mac Gold, Hybrid ARM		
3.809%, 5/1/34	23,404,410	22,810,462
4.801%, 10/1/35	33,848,181	33,571,030
4.844%, 5/1/35	105,418,376	103,656,638
5.397%, 11/1/35	64,370,750	64,515,256
Ginnie Mae, 30 Year		
7.50%, 1/15/08-10/15/25	5,363,973	5,577,664
7.97%, 4/15/20-1/15/21	2,450,672	2,585,517
		3,513,152,310
PRIVATE LABEL CMO & REMIC SECURITIES: 0.0%[(e)]		
Union Planters Mortgage		
Finance Corp.		
7.70%, 12/25/24	4,479,819	4,624,986
		3,864,785,738

PAGE 9 • DODGE & COX BALANCED FUND

See accompanying Notes to Financial Statements

PORTFOLIO OF INVESTMENTS December 31, 2006

FIXED-INCOME SECURITIES (continued)

	PAR VALUE	VALUE
CORPORATE: 10.6%		
FINANCIALS: 2.7%		
BankAmerica Capital II[c]		
8.00%, 12/15/26, callable	$ 17,355,000	$ 18,068,134
BankAmerica Capital VI[c]		
5.625%, 3/8/35	10,000,000	9,466,230
BankAmerica Capital XI[c]		
6.625%, 5/23/36	15,000,000	16,187,760
Boston Properties, Inc.		
6.25%, 1/15/13	49,070,000	51,068,376
5.625%, 4/15/15	29,500,000	29,605,020
5.00%, 6/1/15	2,890,000	2,778,163
CIGNA Corp.		
7.00%, 1/15/11	14,705,000	15,452,955
6.375%, 10/15/11	17,820,000	18,437,374
7.65%, 3/1/23	9,745,000	10,989,212
7.875%, 5/15/27	12,970,000	15,304,470
8.30%, 1/15/33	9,050,000	10,937,948
Citicorp Capital I[c]		
7.933%, 2/15/27, callable 2007	16,440,000	17,117,312
EOP Operating Limited Partnership[f]		
8.10%, 8/1/10	10,000,000	11,018,630
7.00%, 7/15/11	40,675,000	44,017,631
6.75%, 2/15/12	19,933,000	21,527,082
5.875%, 1/15/13	41,205,000	43,187,043
4.75%, 3/15/14	15,000,000	14,859,450
HSBC Holdings PLC		
6.50%, 5/2/36	23,000,000	24,742,710
JPMorgan Chase (Bank One) Capital III[c]		
8.75%, 9/1/30	28,187,000	36,977,201
Kaupthing Bank		
7.125%, 5/19/16[d]	65,000,000	68,943,940
Safeco Corp.		
4.875%, 2/1/10	15,131,000	14,966,692
7.25%, 9/1/12	13,672,000	14,777,901
St. Paul Travelers Companies, Inc.		
8.125%, 4/15/10 (St. Paul)	19,885,000	21,568,583
5.00%, 3/15/13 (Travelers)	10,250,000	10,004,789
5.50%, 12/1/15	9,160,000	9,124,725
6.25%, 6/20/16	22,000,000	23,099,076
UnumProvident Corp.		
7.625%, 3/1/11	15,330,000	16,316,930
6.85%, 11/15/15[d] (Unum Finance PLC)	10,200,000	10,604,909
7.19%, 2/1/28 (Unum)	8,500,000	8,431,082
7.25%, 3/15/28 (Provident Companies)	12,130,000	12,715,418
6.75%, 12/15/28 (Unum)	27,430,000	27,381,778
7.375%, 6/15/32	19,470,000	20,777,936
Wellpoint, Inc.		
5.25%, 1/15/16	72,210,000	70,786,380
		741,242,840

	PAR VALUE	VALUE
INDUSTRIALS: 7.0%		
AT&T Corp.		
8.00%, 11/15/31	$ 97,500,000	$ 120,966,105
Comcast Corp.		
5.30%, 1/15/14	63,050,000	61,754,764
5.85%, 11/15/15	26,500,000	26,537,683
5.90%, 3/15/16	22,880,000	22,945,254
6.50%, 1/15/17	27,500,000	28,696,855
Cox Communications, Inc.		
5.45%, 12/15/14	75,530,000	73,583,818
5.50%, 10/1/15	15,265,000	14,790,381
5.875%, 12/1/16[d]	17,145,000	17,023,391
Dillard's, Inc.		
6.30%, 2/15/08	6,000,000	6,007,500
7.85%, 10/1/12	14,000,000	14,700,000
7.13%, 8/1/18	10,831,000	10,749,768
7.875%, 1/1/23	8,860,000	8,992,900
7.75%, 7/15/26	50,000	50,000
7.75%, 5/15/27	550,000	550,000
7.00%, 12/1/28	15,486,000	14,789,130
Dow Chemical Co.		
4.027%, 9/30/09[d]	33,950,000	32,645,064
6.00%, 10/1/12	5,800,000	5,959,245
7.375%, 11/1/29	35,170,000	40,651,526
Electronic Data Systems Corp.		
6.50%, 8/1/13	33,880,000	34,108,148
Federated Department Stores, Inc. (May Department Stores Co.)		
7.625%, 8/15/13	5,900,000	6,398,945
7.45%, 10/15/16	9,300,000	10,035,574
6.90%, 1/15/32	54,484,000	55,330,790
6.70%, 7/15/34	13,025,000	12,847,482
Ford Motor Credit Co.		
7.375%, 2/1/11	120,535,000	119,322,779
7.25%, 10/25/11	118,160,000	115,710,780
GMAC, LLC		
7.75%, 1/19/10	6,145,000	6,431,756
6.875%, 9/15/11	173,670,000	178,132,972
HCA, Inc.		
8.75%, 9/1/10	27,750,000	28,929,375
7.875%, 2/1/11	23,798,000	23,857,495
6.95%, 5/1/12	14,090,000	13,350,275
6.30%, 10/1/12	11,400,000	10,431,000
6.25%, 2/15/13	47,740,000	42,249,900
6.75%, 7/15/13	27,400,000	24,591,500
5.75%, 3/15/14	20,420,000	16,948,600
6.50%, 2/15/16	22,000,000	18,535,000
Hess Corp. (Amerada Hess)		
7.875%, 10/1/29	26,780,000	31,260,080
Hewlett-Packard Co.		
5.50%, 7/1/07	21,210,000	21,233,183
Lafarge SA		
6.50%, 7/15/16	27,590,000	28,807,271

See accompanying Notes to Financial Statements

Dodge & Cox Balanced Fund • page 10

PORTFOLIO OF INVESTMENTS December 31, 2006

FIXED-INCOME SECURITIES (continued)

	PAR VALUE	VALUE
Liberty Media Corp.		
8.50%, 7/15/29	$ 32,630,000	$ 32,808,029
4.00%, 11/15/29, exchangeable	18,975,000	12,665,812
8.25%, 2/1/30	18,875,000	18,501,803
3.75%, 2/15/30, exchangeable	35,755,000	21,989,325
Lockheed Martin Corp.		
7.65%, 5/1/16	18,500,000	21,344,578
7.75%, 5/1/26	8,500,000	10,353,697
6.15%, 9/1/36	7,000,000	7,354,473
Raytheon Co.		
6.75%, 8/15/07	20,476,000	20,626,806
Time Warner, Inc. (AOL Time Warner)		
7.625%, 4/15/31	101,940,000	113,883,392
7.70%, 5/1/32	79,490,000	89,688,011
Wyeth		
5.50%, 3/15/13	24,500,000	24,658,515
5.50%, 2/1/14	70,724,000	71,086,885
5.50%, 2/15/16	10,665,000	10,679,440
Xerox Corp.		
7.125%, 6/15/10	18,425,000	19,346,250
6.875%, 8/15/11	135,655,000	142,607,319
6.40%, 3/15/16	10,000,000	10,212,500
		1,927,713,124
TRANSPORTATION: 0.9%		
Burlington Northern Santa Fe Railway		
4.30%, 7/1/13	7,320,000	6,883,896
8.251%, 1/15/21	1,413,117	1,646,748
4.967%, 4/1/23	14,632,839	14,336,882
5.72%, 1/15/24	27,550,000	28,068,070
5.629%, 4/1/24	31,540,000	31,891,119
5.342%, 4/1/24	20,600,000	20,557,789
Consolidated Rail Corp.		
6.76%, 5/25/15	3,649,423	3,832,295
CSX Transportation, Inc.		
9.75%, 6/15/20	5,351,000	7,149,899
FedEx Corp.		
6.72%, 1/15/22	5,545,032	5,939,561
Norfolk Southern Corp.		
7.70%, 5/15/17	13,000,000	15,119,117
9.75%, 6/15/20	7,389,000	9,955,473
Union Pacific Corp.		
6.125%, 1/15/12	15,720,000	16,194,665
6.50%, 4/15/12	3,550,000	3,728,146
5.375%, 5/1/14	2,935,000	2,914,035
4.875%, 1/15/15	8,320,000	7,973,672
6.33%, 1/2/20	36,315,663	37,866,705
5.866%, 7/2/30	36,924,000	38,032,089
		252,090,161
		2,921,046,125
TOTAL FIXED-INCOME SECURITIES (Cost $8,368,719,948)		**8,417,637,377**

SHORT-TERM INVESTMENTS: 4.9%

	PAR VALUE	VALUE
SSgA Prime Money Market Fund	$ 26,443,828	$ 26,443,828
State Street Repurchase Agreement 4.40%, 1/2/07, maturity value $710,886,375 (collateralized by U.S. Treasury Securities, value $724,753,904, 6.25% -7.625%, 8/15/23 - 8/15/25)	710,539,000	710,539,000
U.S. Treasury Bills		
1/4/07	200,000,000	199,920,177
1/11/07	100,000,000	99,867,917
1/18/07	100,000,000	99,775,694
2/1/07	100,000,000	99,597,000
3/29/07	75,000,000	74,127,281
4/5/07	50,000,000	49,373,986
TOTAL SHORT-TERM INVESTMENTS (Cost $1,359,644,883)		**1,359,644,883**
TOTAL INVESTMENTS (Cost $21,681,331,267)	99.8%	**27,395,102,253**
OTHER ASSETS, LESS LIABILITIES	0.2%	62,702,002
TOTAL NET ASSETS	100.0%	$27,457,804,255

(a) Non-income producing
(b) Security issued by a foreign entity, denominated in U.S. dollars.
(c) Cumulative preferred security
(d) Security exempt from registration under Rule 144A of the Securities Act of 1933. The security may be resold in transactions exempt from registration, normally to qualified institutional buyers. As of December 31, 2006, all such securities in total represented $129,217,304 or 0.5% of total net assets.
(e) Rounds to 0.0%
(f) EOP Operating LP is the operating partnership of Equity Office Properties Trust.

When two issuers are identified, the first name refers to the acquirer/successor obligor or guarantor, and the second name (within the parentheses) refers to the original issuer of the instrument.

ADR: American Depository Receipt
ARM: Adjustable Rate Mortgage
CMO: Collateralized Mortgage Obligation
REMIC: Real Estate Mortgage Investment Conduit

PAGE 11 • DODGE & COX BALANCED FUND

See accompanying Notes to Financial Statements

STATEMENT OF ASSETS AND LIABILITIES

	December 31, 2006
ASSETS:	
Investments, at value (cost $21,681,331,267)	$27,395,102,253
Receivable for investments sold	5,406,457
Receivable for paydowns on mortgage-backed securities	2,559,955
Receivable for Fund shares sold	37,141,328
Dividends and interest receivable	116,808,064
Prepaid expenses and other assets	124,399
	27,557,142,456
LIABILITIES:	
Payable for investments purchased	60,932,155
Payable for Fund shares redeemed	26,255,746
Management fees payable	11,635,964
Accrued expenses	514,336
	99,338,201
NET ASSETS	$ 27,457,804,255
NET ASSETS CONSIST OF:	
Paid in capital	$21,584,776,541
Undistributed net investment income	6,332,329
Undistributed net realized gain on investments	152,924,399
Net unrealized appreciation on investments	5,713,770,986
	$ 27,457,804,255
Fund shares outstanding (par value $0.01 each, unlimited shares authorized)	315,299,741
Net asset value per share	$87.08

STATEMENT OF OPERATIONS

	Year Ended December 31, 2006
INVESTMENT INCOME:	
Dividends (net of foreign taxes of $4,531,226)	$ 289,217,037
Interest	478,822,616
	768,039,653
EXPENSES:	
Management fees	126,124,944
Custody and fund accounting fees	397,091
Transfer agent fees	3,386,981
Professional services	90,802
Shareholder reports	1,083,068
Registration fees	241,310
Trustees' fees	167,500
Miscellaneous	168,857
	131,660,553
NET INVESTMENT INCOME	636,379,100
REALIZED AND UNREALIZED GAIN ON INVESTMENTS:	
Net realized gain	1,120,034,743
Net change in unrealized appreciation	1,552,806,112
Net realized and unrealized gain	2,672,840,855
NET INCREASE IN NET ASSETS FROM OPERATIONS	$ 3,309,219,955

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended December 31, 2006	Year Ended December 31, 2005
OPERATIONS:		
Net investment income	$ 636,379,100	$ 484,455,297
Net realized gain	1,120,034,743	380,394,201
Net change in unrealized appreciation	1,552,806,112	614,634,805
Net increase in net assets from operations	3,309,219,955	1,479,484,303
DISTRIBUTIONS TO SHAREHOLDERS FROM:		
Net investment income	(653,483,566)	(521,701,708)
Net realized gain	(969,143,303)	(378,288,293)
Total distributions	(1,622,626,869)	(899,990,001)
FUND SHARE TRANSACTIONS:		
Proceeds from sale of shares	3,661,818,984	4,371,007,401
Reinvestment of distributions	1,554,510,730	863,011,478
Cost of shares redeemed	(3,056,236,439)	(2,943,041,611)
Net increase from Fund share transactions	2,160,093,275	2,290,977,268
Total increase in net assets	3,846,686,361	2,870,471,570
NET ASSETS:		
Beginning of year	23,611,117,894	20,740,646,324
End of year (including undistributed net investment income of $6,332,329 and $1,855,600, respectively)	$27,457,804,255	$23,611,117,894
SHARE INFORMATION:		
Shares sold	42,976,777	54,872,290
Distributions reinvested	17,977,977	10,731,145
Shares redeemed	(35,942,189)	(36,701,989)
Net increase in shares outstanding	25,012,565	28,901,446

See accompanying Notes to Financial Statements

DODGE & COX BALANCED FUND • PAGE 12

NOTES TO FINANCIAL STATEMENTS

NOTE 1—ORGANIZATION AND SIGNIFICANT

ACCOUNTING POLICIES

Dodge & Cox Balanced Fund (the “Fund”) is one of the series constituting the Dodge & Cox Funds (the “Trust” or the “Funds”). The Trust is organized as a Delaware statutory trust and is registered under the Investment Company Act of 1940, as amended, as a diversified, open-end management investment company. The Fund commenced operations on June 26, 1931, and seeks regular income, conservation of principal and an opportunity for long-term growth of principal and income. Risk considerations and investment strategies of the Fund are discussed in the Fund’s Prospectus. The Fund is closed to new investors.

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which require the use of estimates and assumptions by management. Significant accounting policies are as follows:

Security valuation The Fund’s net assets are valued as of the close of trading on the New York Stock Exchange (NYSE), generally 4:00 p.m. Eastern Time, each day that the NYSE is open for business. Stocks are valued at the official quoted close price or the last sale of the day at the close of the NYSE or, if not available, at the mean between the exchange-listed bid and ask prices for the day. A security that is listed or traded on more than one exchange is valued at the quotation on the exchange determined to be the primary market for such security. Fixed-income securities with original maturities of one year or more are priced on the basis of valuations furnished by pricing services which utilize both dealer-supplied valuations and computerized pricing models. Under certain circumstances, fixed-income securities that are not valued by pricing services are temporarily valued by the investment manager utilizing both dealer-supplied valuations and computerized pricing models. Valuations of fixed-income securities take into account appropriate factors such as institutional-size trading markets in similar groups of securities, yield, quality, coupon rate, maturity, type of issue, trading characteristics and other market data and do not rely exclusively upon exchange or over-the-counter listed prices. Security values are not discounted based on the size of the Fund’s position. Securities for which market quotations are not readily available are valued at fair value as determined in good faith by or at the direction of the Board of Trustees. Short-term securities are valued at amortized cost which approximates current value. All securities held by the Fund are denominated in U.S. dollars.

Security transactions, investment income, expenses, and distributions Security transactions are recorded on the trade date. Realized gains and losses on securities sold are determined on the basis of identified cost.

Dividend income and corporate action transactions are recorded on the ex-dividend date, except for certain dividends or corporate actions from foreign securities where the ex-dividend date may have passed, which are recorded as soon as the Fund is informed of the ex-dividend date. Withholding taxes on foreign dividends have been provided for in accordance with the Fund’s understanding of the applicable country’s tax rules and rates. Non-cash dividends included in dividend income, if any, are recorded at the fair market value of the securities received. Distributions received in excess of income are recorded as a reduction of cost of investments and/or realized gain. The Fund may estimate the character of distributions received from Real Estate Investment Trusts (“REITs”).

Interest income is recorded on the accrual basis. Interest income includes coupon interest, amortization of premium and accretion of discount on debt securities, and gains and losses on paydowns of mortgage-backed securities. The ability of the issuers of the debt securities held by the Fund to meet their obligations may be affected by economic developments in a specific industry, state or region. Debt obligations may be placed on non-accrual status and related interest income may be reduced by ceasing current accruals and writing off interest receivables when the collection of all or a portion of interest has become doubtful. A debt obligation is removed from non-accrual status when the issuer resumes interest payments or when collectibility of interest is reasonably assured.

PAGE 13 DODGE & COX BALANCED FUND

NOTES TO FINANCIAL STATEMENTS

Expenses are recorded on the accrual basis. Most expenses of the Trust can be directly attributed to a specific series. Expenses which cannot be directly attributed are apportioned among the Funds in the Trust.

Distributions to shareholders are recorded on the ex-dividend date.

Repurchase agreements The Fund may enter into repurchase agreements secured by U.S. government securities which involve the purchase of securities from a counterparty with a simultaneous commitment to resell the securities at an agreed-upon date and price. It is the Fund’s policy that its custodian take possession of the underlying collateral securities, the fair value of which exceeds the principal amount of the repurchase transaction, including accrued interest, at all times. In the event of default by the counterparty, the Fund has the contractual right to liquidate the securities and to apply the proceeds in satisfaction of the obligation.

NOTE 2—RELATED PARTY TRANSACTIONS

Management fees Under a written agreement approved by a unanimous vote of the Board of Trustees, the Fund pays an annual management fee of 0.50% of the Fund’s average daily net assets to Dodge & Cox, investment manager of the Fund.

Fund officers and trustees All officers and three of the trustees of the Trust are officers or employees of Dodge & Cox. The Trust pays a fee only to those trustees who are not affiliated with Dodge & Cox.

Indemnification Under the Trust’s organizational documents, its officers and trustees are indemnified against certain liabilities arising out of the performance of their duties to the Trust. In addition, in the normal course of business the Trust enters into contracts that provide general indemnities to other parties. The Trust’s maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Trust that have not yet occurred.

NOTE 3—INCOME TAX INFORMATION AND

DISTRIBUTIONS TO SHAREHOLDERS

A provision for federal income taxes is not required since the Fund intends to continue to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code and distribute all of its taxable income to shareholders. Distributions are determined in accordance with income tax regulations, which may differ from net investment income and realized gains for financial reporting purposes. Financial reporting records are adjusted for permanent book/tax differences to reflect tax character. Financial records are not adjusted for temporary differences.

Book/tax differences are primarily due to differing treatments of net short-term realized gain and paydown loss. At December 31, 2006, the cost of investments for federal income tax purposes was equal to the cost for financial reporting purposes.

Distributions during the year ended December 31, 2006 and 2005 were characterized as follows for federal income tax purposes:

2006

2005

Ordinary income

$ 677,362,327

$ 528,868,924

($2.279 per share)

($1.866 per share)

Long-term capital gain

$ 945,264,542

$ 371,121,077

($3.124 per share)

($1.294 per share)

At December 31, 2006, the tax basis components of distributable earnings were as follows:

Unrealized appreciation

$5,806,522,962

Unrealized depreciation

(92,751,976)

Net unrealized appreciation

5,713,770,986

Undistributed ordinary income

12,994,926

Undistributed long-term capital gain

146,261,802

NOTE 4—PURCHASES AND SALES OF

INVESTMENTS

For the year ended December 31, 2006, purchases and sales of securities, other than short-term securities and U.S. government securities, aggregated $3,703,480,567 and $2,986,041,532, respectively. For the year ended December 31, 2006, purchases and sales of U.S. government securities aggregated $2,242,561,755 and $2,231,108,980, respectively.

NOTES TO FINANCIAL STATEMENTS

NOTE 5—ACCOUNTING PRONOUNCEMENTS

In July 2006, the Financial Accounting Standards Board (FASB) issued Interpretation 48, “Accounting for Uncertainty in Income Taxes” (FIN 48). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position must meet before being recognized in the financial statements. FIN 48 is effective for the Fund beginning June 29, 2007. The impact to the Fund’s financial statements, if any, has not yet been determined.

In September 2006, FASB issued “Statement of Financial Accounting Standards No. 157, Fair Value Measurements” (SFAS 157). SFAS 157 is effective for the Fund beginning January 1, 2008. It defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Management is currently evaluating the impact the adoption of SFAS 157 will have on the Fund’s financial statement disclosures.

P A G E 1 5 D O D G E & C O X B A L A N C E D F U N D

FINANCIAL HIGHLIGHTS

SELECTED DATA AND RATIOS

(for a share outstanding throughout each year)	Year Ended December 31,				
	2006	2005	2004	2003	2002
Net asset value, beginning of year	$81.34	$79.35	$73.04	$60.75	$65.42
Income from investment operations:					
Net investment income	2.21	1.84	1.60	1.66	1.89
Net realized and unrealized gain (loss)	8.93	3.31	7.99	12.96	(3.80)
Total from investment operations	11.14	5.15	9.59	14.62	(1.91)
Distributions to shareholders from:					
Net investment income	(2.20)	(1.84)	(1.60)	(1.66)	(1.88)
Net realized gain	(3.20)	(1.32)	(1.68)	(0.67)	(0.88)
Total distributions	(5.40)	(3.16)	(3.28)	(2.33)	(2.76)
Net asset value, end of year	$87.08	$81.34	$79.35	$73.04	$60.75
Total return	13.84%	6.59%	13.31%	24.44%	(2.94)%
Ratios/supplemental data:					
Net assets, end of year (millions)	$27,458	$23,611	$20,741	$13,196	$7,885
Ratios of expenses to average net assets	0.52%	0.53%	0.54%	0.54%	0.53%
Ratios of net investment income to average net assets	2.52%	2.15%	1.97%	2.40%	3.05%
Portfolio turnover rate	20%	18%	18%	19%	25%

See accompanying Notes to Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees of Dodge & Cox Funds and Shareholders of Dodge & Cox Balanced Fund

In our opinion, the accompanying statement of assets and liabilities, including the portfolio of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of the Dodge & Cox Balanced Fund (the "Fund", one of the series constituting Dodge & Cox Funds) at December 31, 2006, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2006 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
San Francisco, California
February 9, 2007

Dodge & Cox Balanced Fund • Page 16

SPECIAL 2006 TAX INFORMATION (unaudited)

The following information is provided pursuant to provisions of the Internal Revenue Code: The Fund designates $285,176,398 of its distributions paid to shareholders in 2006 as qualified dividends (treated for federal income tax purposes in the hands of shareholders as taxable at a maximum rate of 15%).

For shareholders that are corporations, the Fund designates 28% of its ordinary dividends (including short-term gains) paid to shareholders in 2006 as dividends from domestic corporations eligible for the corporate dividends received deduction, provided that the shareholder otherwise satisfies applicable requirements to claim that deduction.

BOARD APPROVAL OF FUNDS’ INVESTMENT MANAGEMENT

AGREEMENTS AND MANAGEMENT FEES

(unaudited)

The Board of Trustees is responsible for overseeing the performance of the Dodge & Cox Funds’ investment manager and determining whether to continue the Investment Management Agreements between the Funds and Dodge & Cox each year (the “Agreements”). At a meeting of the Board of Trustees of the Trust held on December 14, 2006, the Trustees, by a unanimous vote (including a separate vote of those Trustees who are not “interested persons” (as defined in the Investment Company Act of 1940) (the “Independent Trustees”)), approved the renewal of the Agreements for an additional one-year term through December 31, 2007. During the course of the year, the Board received a wide variety of materials relating to the services provided by Dodge & Cox and the performance of the Funds.

INFORMATION RECEIVED

In advance of the meeting, the Board, including each of the Independent Trustees, requested, received and reviewed materials relating to the Agreements. The Independent Trustees retained Morningstar® to prepare an independent expense and performance summary for each Fund and comparable funds managed by other advisers identified by Morningstar®. The Morningstar® materials included information regarding advisory fee rates, expense ratios, and transfer agency, custodial and distribution expenses, as well as performance comparisons to an appropriate index or combination of indices. The materials reviewed by the Board also included information concerning Dodge & Cox’s profitability, financial results and condition, including advisory fee revenue and separate account advisory fee schedules. The Board additionally considered the Funds’ brokerage commissions, turnover rates and sales and redemption data for the Funds, including “soft dollar” payments made for research benefiting the Funds and other accounts managed by Dodge & Cox, and brokerage commissions and expenses paid by Dodge & Cox. Other aspects of Dodge & Cox’s services to the Funds which were reviewed included compliance and supervision of third-party service providers (e.g., custodian, fund accountant, transfer agent and state registration administrator), shareholder servicing, accounting and administrative services, web services, the character of non-advisory services, the record of compliance with the Funds’ investment policies and restrictions and the Funds’ Code of Ethics, investment management staffing and biographies, information furnished to investors and shareholders (including the Funds’ prospectus, Statement of Additional Information, shareholder reports, and quarterly reports), and third-party retirement plan administrator reimbursements by Dodge & Cox for the same periods.

The Board received copies of the Agreements and a memorandum from the Independent Legal Counsel to the Independent Trustees, discussing the factors generally regarded as appropriate to consider in evaluating advisory arrangements. The Trust’s Governance Committee, consisting solely of Independent Trustees, met with the Independent Legal Counsel on November 28, 2006 and again on December 14, 2006 to discuss whether to renew the Agreements. The Board, including the Independent Trustees, subsequently concluded that the existing Agreements are fair and reasonable and voted to approve the Agreements.

In considering the Agreements, the Board, including the Independent Trustees, did not identify any single factor or particular information as all-important or controlling. In reaching the decision to approve the

P A G E 1 7 D O D G E & C O X B A L A N C E D F U N D

Agreements, the Board, which was advised by Independent Legal Counsel, considered the following factors, among others, and reached the conclusions described below.

NATURE, QUALITY, AND EXTENT

OF THE SERVICES

The Board considered the nature, quality and extent of portfolio management, administrative and shareholder services performed by Dodge & Cox, including: Dodge & Cox’s established long-term history of care and conscientiousness in the management of the Funds; demonstrated consistency in investment approach and depth, background and experience of the Dodge & Cox Investment Policy Committee, International Investment Policy Committee, Fixed Income Investment Policy Committee and research analysts responsible for managing the Funds; Dodge & Cox’s organizational structure; frequent favorable recognition of Dodge & Cox and the Funds in the media and industry publications; Dodge & Cox’s performance in the areas of compliance, administration and shareholder communication and services, supervision of Fund operations and general oversight of other service providers; favorable peer group comparisons of expense ratios, management fee comparisons, expenses (e.g., transfer agent, custody and other fees and expenses) and asset comparisons and performance and risk summaries prepared independently by Morningstar® and favorable fiduciary grade and “Star” rankings by Morningstar®. The Board also acknowledged Dodge & Cox’s decision to close its institutional equity and balanced separate account business to new accounts and had previously voted, at the recommendation of Dodge & Cox, to close the Stock and Balanced Funds to control the pace of growth. The Board also acknowledged that the services provided by Dodge & Cox are extensive in nature and that Dodge & Cox consistently delivered a high level of service. The Board concluded that it was satisfied with the nature, extent and quality of investment management and other services provided to the Funds by Dodge & Cox.

INVESTMENT PERFORMANCE

The Board considered short-term and long-term investment performance for each Fund (including periods of out performance or underperformance) as compared to both relevant indices and the performance of such Fund’s peer group. The performance information prepared by Morningstar® and Dodge & Cox demonstrated to the Board a consistent pattern of favorable performance for investors and, in most instances, the Funds have outperformed their peer groups for short and long-term periods. The Board considered that the performance of the Funds is the result of an investment management process that emphasizes a long-term investment horizon, independence, comprehensive research, price discipline and focus. The Board also noted that the strong investment performance delivered by Dodge & Cox to the Funds appeared to be consistent with the performance delivered for other (non-fund) clients of Dodge & Cox. The Board concluded that Dodge & Cox delivers favorable performance for Fund investors consistent with the long-term investment strategies being pursued by the Funds.

COSTS AND ANCILLARY BENEFITS

Costs of Services to Funds: Fees and Expenses. The Board considered each Fund’s management fee rates and expense ratios relative to industry averages for similar mutual funds and relative to management fees charged by Dodge & Cox to other (non-fund) clients. The Board evaluated the operating structures of the Funds and Dodge & Cox, including the following: Dodge & Cox has a centralized focus on investment management operations and derives revenue solely from management fees; its outsourcing of non-advisory support services to unaffiliated third-party service providers is efficient and less costly to investors; Dodge & Cox does not charge front-end sales commissions or distribution fees and bears all distribution-related costs as well as reimbursements to third-party retirement plan administrators; the Funds receive numerous administrative, regulatory compliance, and shareholder support services from Dodge & Cox without any additional administrative fee; and the fact that the Funds have relatively low transaction costs and portfolio turnover rates. The Board noted that the Funds are substantially below peer group averages in expense ratios and management fee rates. The Board also noted that the range of services under the Agreements is much more extensive than under Dodge & Cox’s separate

D O D G E & C O X B A L A N C E D F U N D P A G E 1 8

advisory (non-fund) client agreements, and considered that, when coupled with the greater risks and regulatory burdens associated with the high profile mutual fund business, there is reasonable justification for differences in fee rates charged between the two lines of business. The Board concluded that costs incurred by the Funds for the services they receive (including the management fee paid to Dodge & Cox) are reasonable and that the fees are acceptable based upon the qualifications, experience, reputation and performance of Dodge & Cox and the low overall expense ratios of the Funds.

Profitability and Costs of Services to Dodge & Cox; “Fall-out” Benefits. The Board reviewed reports of Dodge & Cox’s financial position, profitability and estimated overall value, and they considered Dodge & Cox’s overall profitability within its context as a private, employee-owned S-Corporation and relative to the favorable services provided. The Board considered recent increases to Dodge & Cox’s gross revenues, and noted the importance of Dodge & Cox’s profitability—which is derived solely from management fees and does not include other business ventures—to maintain its independence, company culture and ethics, and management continuity. They noted that Dodge & Cox’s profitability is enhanced due to its efficient internal business model, and that the compensation/profit structure at Dodge & Cox is vital for remaining independent and facilitating retention of its management and investment professionals. They also noted that Dodge & Cox has voluntarily limited growth of assets by closing the Stock and Balanced Funds to new investors and by not taking on new equity and balanced institutional separate account clients. The Board noted that these actions were financially disadvantageous to Dodge & Cox, but illustrated a commitment to act in the best interest of existing Fund shareholders and separate account clients. The Board considered potential “fall-out” benefits (including the receipt of research from unaffiliated brokers) that Dodge & Cox might receive in its association with the Funds. The Board also noted the extent of additional administrative services performed by Dodge & Cox for the Funds, and that the magnitude of costs and risks borne by Dodge & Cox in rendering advisory services to the Funds (including risks in the compliance, securities valuation and investment management processes) are continuing to increase. The Board concluded that the profitability of Dodge & Cox’s relationship with the Funds (including fall-out benefits) was fair and reasonable.

THE BENEFIT OF ECONOMIES OF SCALE

The Board considered whether there have been economies of scale with respect to the management of each Fund, whether the Funds have appropriately benefited from any economies of scale, and whether the management fee rate is reasonable in relation to the Fund assets and any economies of scale that may exist. The Board noted that the considerable efficiencies of the Funds’ organization and fee structure have been realized by shareholders at the outset of their investment (i.e., from the first dollar), as a result of management fee rates that start lower than industry and many peer group averages and management fees and overall expense ratios that are lower than averages for peer group funds with approximately the same level of assets. Shareholders also realize efficiencies from the outset of their investment due to organizational efficiencies derived from Dodge & Cox’s investment management process and the avoidance of distribution and marketing structures whose costs would ultimately be borne by the Funds. The Board noted that Dodge & Cox’s internal costs of providing investment management, administrative and compliance services to the Funds are continuing to increase. The Board’s decision to renew the Agreements was made after consideration of economies of scale and review of comparable fund expense ratios and historical expense ratio patterns for the Funds. Their review also included consideration of the desirability of adding breakpoints to the Funds’ fee schedules. The Board concluded that the current Dodge & Cox fee structure is fair and reasonable and adequately reflects economies of scale.

CONCLUSION

Based on their evaluation of all material factors and assisted by the advice of Independent Legal Counsel to the Independent Trustees, the Board, including the Independent Trustees, concluded that the advisory fee structure was fair and reasonable, that each Fund was paying a competitive fee for the services provided, that

P A G E 1 9 D O D G E & C O X B A L A N C E D F U N D

the scope and quality of Dodge & Cox’s services has provided substantial value for Fund shareholders over the long term, and that approval of the Agreements was in the best interests of each Fund and its shareholders.

FUND HOLDINGS

The Fund provides a complete list of its holdings four times each fiscal year, as of the end of each quarter. The lists appear in the Fund’s First Quarter, Semi-Annual, Third Quarter and Annual Reports to shareholders. The Fund files the lists with the Securities and Exchange Commission (SEC) on Form N-CSR (second and fourth quarters) and Form N-Q (first and third quarters). Shareholders may view the Fund’s Forms N-CSR and N-Q on the SEC’s website at www.sec.gov. Forms N-CSR and N-Q may also be reviewed and copied at the SEC’s Public Reference Room in Washington, DC. Information regarding the operations of the Public Reference Room may be obtained by 1-202-942-8090 (direct) or 1-800-732-0330 (general SEC number). A complete list of the Fund’s quarter-end holdings is also available at www.dodgeandcox.com on or about 15 days following each quarter end and remains available on the web site until the list is updated in the subsequent quarter.

PROXY VOTING

For a free copy of the Fund’s proxy voting policies and procedures, please call 1-800-621-3979, visit the Fund’s web site at www.dodgeandcox.com or visit the SEC’s web site at www.sec.gov. Information regarding how the Fund voted proxies relating to portfolio securities during the most recent 12-month period ending June 30 is also available at www.dodgeandcox.com or at www.sec.gov.

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D O D G E & C O X B A L A N C E D F U N D P A G E 2 2

DODGE & COX FUNDS—EXECUTIVE OFFICER & TRUSTEE INFORMATION

Name (Age) and Address*	Position with Trust (Year of Election or Appointment)	Principal Occupation During Past 5 Years	Other Directorships Held by Trustees
INTERESTED TRUSTEES & OFFICERS			
John A. Gunn (63)	Chairman and Trustee (Trustee since 1985)	Chairman (since 2007), Chief Executive Officer (since 2005) and Director of Dodge & Cox, Portfolio Manager and member of Investment Policy Committee (IPC), Fixed Income Investment Policy Committee (FIIPC) and International Investment Policy Committee (IIPC)	—
Kenneth E. Olivier (54)	President and Trustee (Trustee since 2005)	President (since 2005) and Director of Dodge & Cox, Portfolio Manager and member of IPC	—
Dana M. Emery (45)	Vice President and Trustee (Trustee since 1993)	Executive Vice President (since 2005) and Director of Dodge & Cox, Manager of the Fixed Income Department, Portfolio Manager and member of FIIPC	—
Katherine Herrick Drake (52)	Vice President (Since 1993)	Vice President of Dodge & Cox, Portfolio Manager	—
Diana S. Strandberg (47)	Vice President (Since 2005)	Vice President of Dodge & Cox, Portfolio Manager and member of IPC and IIPC	—
John M. Loll (40)	Assistant Treasurer and Assistant Secretary (Since 2000)	Vice President and Treasurer of Dodge & Cox	—
David H. Longhurst (49)	Treasurer (Since 2006)	Fund Administration and Accounting Senior Manager of Dodge & Cox (since 2004); Vice President, Treasurer, Controller and Secretary of Safeco Mutual Funds, Safeco Asset Management Company, Safeco Services, Safeco Securities, and Safeco Investment Services (2000-2004)	—
Thomas M. Mistele (53)	Secretary and Assistant Treasurer (Since 2000)	Chief Operating Officer (since 2004), Director (since 2005), Secretary and General Counsel of Dodge & Cox	—
Marcia P. Venegas (38)	Chief Compliance Officer (Since 2004)	Chief Compliance Officer of Dodge & Cox (since 2005), Compliance Officer of Dodge & Cox (2003-2004); Compliance and Business Risk Manager of Deutsche Asset Management, Australia Limited (1999-2001)	—
INDEPENDENT TRUSTEES			
William F. Ausfahl (66)	Trustee (Since 2002)	CFO, The Clorox Co. (1982-1997); Director, The Clorox Co. (1984-1997)	—
L. Dale Crandall (65)	Trustee (Since 1999)	President, Kaiser Foundation Health Plan, Inc. and Kaiser Foundation Hospitals (2000-2002); Senior Vice President—Finance and Administration & CFO, Kaiser Foundation Health Plan, Inc. and Kaiser Foundation Hospitals (1998-2000)	Director, Union BanCal Corporation (bank holding company) and Union Bank of California (commercial bank) (2001-Present); Director, Covad Communications Group (broadband communications services) (2002-Present); Director, Ansell Limited (medical equipment and supplies) (2002-Present); Director, BEA Systems, Inc. (software and programming) (2003-Present); Director, Coventry Health Care, Inc. (managed healthcare) (2004-Present)
Thomas A. Larsen (57)	Trustee (Since 2002)	Director in Howard, Rice, Nemerovski, Canady, Falk & Rabkin (law firm)	—
John B. Taylor (61)	Trustee (Since 2005)	Professor of Economics, Stanford University; Senior Fellow, Hoover Institution; Under Secretary for International Affairs, United States Treasury (2001-2005)	—
Will C. Wood (67)	Trustee (Since 1992)	Principal, Kentwood Associates, Financial Advisers	Director, Banco Latinoamericano de Exportaciones S.A. (Latin American Foreign Trade Bank) (1999-Present)

* The address for each Officer and Trustee is 555 California Street, 40th Floor, San Francisco, California 94104. Each Officer and Trustee oversees all four series in the Dodge & Cox Funds complex and serves for an indefinite term.

Additional information about the Trust's Trustees and Officers is available in the Trust's Statement of Additional Information (SAI). You can get a free copy of the SAI by visiting the Fund's website at www.dodgeandcox.com or calling 1-800-621-3979.

PAGE 19 • DODGE & COX INCOME FUND

DODGE & COX

International Stock Fund

www.dodgeandcox.com

For Fund literature, transactions and account information, please visit the Funds’ web site.

or write or call:

DODGE & COX FUNDS

c/o Boston Financial Data Services P.O. Box 8422 Boston, Massachusetts 02266-8422 (800) 621-3979

INVESTMENT MANAGER

Dodge & Cox

555 California Street, 40th Floor San Francisco, California 94104 (415) 981-1710

This report is submitted for the general information of the shareholders of the Fund. The report is not authorized for distribution to prospective investors in the Fund unless it is accompanied by a current prospectus.

This report reflects our views, opinions and portfolio holdings as of December 31, 2006, the end of the reporting period. Any such views are subject to change at any time based upon market or other conditions and Dodge & Cox disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dodge & Cox Fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dodge & Cox Fund.

12/06 ISF AR Printed on recycled paper

DODGE & COX

2006

Annual Report

December 31, 2006

International Stock Fund

ESTABLISHED 2001

TO OUR SHAREHOLDERS

It is not often one has the opportunity to recognize a colleague who has contributed to an organization for close to four decades, so we begin this year’s annual letter to shareholders with a warm farewell to Harry Hagey, who retired from Dodge & Cox on December 31, 2006. Harry joined Dodge & Cox 39 years ago as a security analyst, and served as the firm’s Chairman for the past 14 years and Chief Executive Officer between 1992 and 2005. He served as the firm’s fourth Chairman—the firm’s founder, E. Morris Cox, Peter Avenali and Joe Fee came before him. He also succeeded Peter Avenali as Chairman of the Dodge & Cox Funds.

Harry’s greatest legacy is the importance he placed on Dodge & Cox’s culture, specifically: strong ethics (i.e., placing our clients’ interests ahead of our own), the firm’s employee ownership structure, respect for each client and employee, and the absence of a marketing mindset. Harry ingrained these important tenets into all of us over his years here, and he helped develop our team of 59 investment professionals (who have an average tenure at the firm of 10 years), including our International Investment Policy Committee whose nine members now have an average tenure at Dodge & Cox of 17 years.

We greatly appreciate Harry’s leadership and many years of hard work on behalf of the firm and its clients. We will miss his warm personality and camaraderie, and we wish him well in his future endeavors. Effective January 1, 2007, John A. Gunn was appointed Chairman of the firm and of the Dodge & Cox Funds. John has been with Dodge & Cox since 1972, and also serves as the firm’s CEO.

2006 PERFORMANCE REVIEW

The Dodge & Cox International Stock Fund had a total return of 28.0% for the year ended December 31, 2006, compared to a total return of 26.4% for the Morgan Stanley Capital International Europe, Australasia, Far East Index (MSCI EAFE) benchmark. At year end, the Fund had net assets of $30.9 billion and a cash position of 5.5%.

Capital markets across the world, with the exception of Japan, appreciated significantly during the year, fueled by strong earnings growth. Returns were assisted further by a weak U.S. dollar.

For the year, the International Stock Fund performed well on an absolute basis and relative to the MSCI EAFE. The following factors were major contributors to performance:

3 The Fund’s investments in the Energy sector averaged a total return of 38% compared to 17% for the MSCI EAFE Energy sector. Notable performers included Norsk Hydro and Petroleo Brasileiro, which both returned 51% during the year.

3 The Fund’s investments in the Industrials sector averaged a total return of 48% compared to 25% for the MSCI EAFE Industrials sector. Notable performers included Nexans (up 174%), Sulzer (up 117%) and Volvo (up 51%).

3 The Fund’s investments in Japan helped performance relative to the benchmark, averaging a total return of 11% compared to 6% for the MSCI EAFE Japan region. Notable performers included Honda (up 39%), Mediceo Paltac (up 32%) and Brother Industries (up 30%).

3 Investments in the emerging markets appreciated, with Latin America particularly strong (up 60%).

The Fund’s overweight position in Consumer Electronics and Information Technology, which were weak sectors of the market, detracted from performance relative to the benchmark. Notable underperformers included Hitachi (down 7%) and Seiko Epson (down 2%). Other weak performers were LG.Philips (down 30%) and Thomson (down 5%).

For the year ended December 31, 2006, changes in foreign currencies had a positive effect on the Fund’s performance. As a reminder, depreciation of the U.S. dollar generally increases returns from international investments, as those international investments appreciate in value in dollar terms. Appreciation of the U.S. dollar generally has the opposite effect.

THOUGHTS ON ASSET GROWTH

We thought it would be helpful to discuss how we approach investing in light of the rapid growth in assets and the number of new Fund shareholders. Since Dodge & Cox was founded more than 75 years ago, our mission has been to serve our current clients well. Neither the pace of asset growth nor the size of the Fund has altered our approach to investing, characterized by:

the pace of asset growth nor the size of the Fund has altered our approach to investing, characterized by:

- **A long-term investment horizon** that allows us to look beyond short-term concerns and to think as part owners of the companies in which we invest. This framework forces us to focus on the risks and opportunities facing a company over the next three-to-five years. As the Fund grows in size, a one percentage point holding in the Fund, for example, is a larger percentage of that company than it once was. As a result, it may take us longer to build or liquidate a given position. However, as long-term investors, we have never relied on the ability to move quickly into or out of holdings as an ingredient of our strategy.
- **A valuation discipline** that often leads us to research companies where market expectations of future earnings and cash flows are low. We have often found compelling investment opportunities created by overly pessimistic investors, especially in response to short-term developments.
- **An independent research effort** that is the cornerstone of our approach. In our experience, market coverage can be fickle and very short term in nature. Often, research coverage declines when a company is most appealing to us. Our team of 20 global industry research analysts, evaluating individual investment opportunities, enables us to maintain a high-energy research effort regardless of market sentiment.
- **A team decision-making process** that benefits from the collective judgment of the group. Team decision making helps us maintain our patience and persistence, especially when market sentiment turns against us. In addition, investment professionals typically spend their entire careers at Dodge & Cox, and we think the accumulation of investment experience and industry knowledge benefits the Fund's shareholders.

Importantly, our approach has allowed us to accommodate the Fund's rapid growth in an orderly way, and we remain confident in our ability to find attractive investment opportunities. The investment universe outside the United States is vast: over half of the world's market capitalization is composed of companies domiciled abroad. The Fund invests primarily in medium-to-large capitalization international companies, which include roughly 3,000 companies comprising $20 trillion in market capitalization.

That said, the Fund's shareholders can consider our track record in managing rapid growth. For example, we closed the Dodge & Cox Stock and Balanced Funds to new investors in 2004. By closing these funds preemptively we were able to allow current investors to continue to invest without impairing our ability to manage these Funds. We will continue our vigilance on this issue and, if necessary, be just as preemptive with the International Stock Fund.

IN CLOSING

Over the past 36 years, earnings growth and dividend yield have been the largest contributors to international equity returns. Recent returns have been powered largely by double-digit growth in earnings and currency gains.

We have repeatedly cautioned Fund shareholders that the high level of past returns is unlikely to be sustained going forward. Market valuations on a price-to-earnings basis appear reasonable, dividend yields are in-line with historic ranges, and currency changes remain difficult to forecast. Going forward, we believe earnings growth will be more in line with nominal GDP growth, as corporate profitability is already quite high compared to past levels. The combination of these factors suggests more modest returns going forward.

Thank you for your continued confidence in the Dodge & Cox International Stock Fund. As always, we welcome your comments and questions.

For the Board of Trustees,

John A. Gunn,
Chairman

Diana S. Strandberg,
Vice President

February 9, 2007

Risks of International Investing: Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. These and other risk considerations are discussed in the Fund's prospectus.

Dodge & Cox International Stock Fund • page 2

A Message from Former Chairman Harry Hagey

On October 1, 1967, I began my career at Dodge & Cox. At that time, Dodge & Cox was a small independent regional investment counseling firm working with individuals, pension funds and endowment funds. In addition, the firm managed two small no-load mutual funds: the Dodge & Cox Balanced Fund and the Dodge & Cox Stock Fund. After 39 wonderful years at this firm, I am now retiring. I want to take this opportunity to first thank you, our mutual fund shareholders for the trust you have placed in our firm over the years; second, to thank all of my associates with whom I have had the pleasure of working; and finally, to provide you with my thoughts on the current status of the firm and my optimistic outlook for its future.

Let me summarize what I think are the key components that make Dodge & Cox a successful money management firm. First and most importantly, ethical considerations are paramount. We have an excellent reputation, and we work hard to maintain it. When making decisions about how we manage our firm, we always start by asking what is in the best interests of our current clients.

Second, we are in the single business of providing continuous high quality investment management service to our existing clients and shareholders. We decided a long time ago that we are not in business to provide a series of financial products to the investment marketplace. Through a team-oriented, long-term approach, our investment objective is to first preserve and then enhance the future purchasing power of our clients’ wealth over the long term. Over the years, I have often reminded my associates that there are literally millions of individuals counting on us.

A third important ingredient is our employees. We insist on a respect for each individual employee as well as for the entire firm. We work within a collegial environment with the goal of having all of our people think as owners, not just as employees. Our working environment has led to low employee turnover, which in turn, has created stability and continuity over the years.

Finally, with regard to the firm, probably the most important characteristic is our independence. We only report to the Fund’s shareholders, our clients and to ourselves. Ownership of Dodge & Cox is limited to the firm’s active employees, thus I have sold my interest in Dodge & Cox back to the firm (at book value) so my shares will now be available to those coming after me.

As for the future of Dodge & Cox, I am extremely optimistic. We have a deep and talented investment team across the board: domestic equity, international equity and fixed-income. I leave Dodge & Cox today as strong as it has ever been in our 76-year history. I have complete confidence that John Gunn, Ken Olivier, Dana Emery and others will act as responsible stewards of the firm’s unique culture.

On a personal note, the only investment options in the Dodge & Cox retirement plan are the Dodge & Cox Funds, so my own retirement assets have benefited from the Funds’ past results. I look forward to continuing on as a long-term shareholder of the Dodge & Cox Funds.

Thanks again for the confidence you have placed in our firm over the years.

Sincerely,

Harry R. Hagey

GROWTH OF $10,000 SINCE INCEPTION

FOR AN INVESTMENT MADE ON APRIL 30, 2001

AVERAGE ANNUAL TOTAL RETURN

FOR PERIODS ENDING DECEMBER 31, 2006

1 Year

3 Years

5 Years

Since Inception (5/1/01)

Dodge & Cox International Stock Fund

28.00%

25.56%

20.77%*

16.60%*

MSCI EAFE

26.35

19.93

14.98

9.93

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Visit the Fund’s web site at www.dodgeandcox.com or call 1-800-621-3979 for current performance figures.

* Expense reimbursements were paid by Dodge & Cox from the Fund’s inception through June 30, 2003 to maintain operating expenses at 0.90%. Accordingly, without the expense reimbursements, the Fund’s returns prior to June 30, 2003 would have been lower.

The Fund’s total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable on these distributions. The Morgan Stanley Capital International Europe, Australasia, Far East Index (MSCI EAFE) is a widely recognized benchmark of the world’s stock markets, excluding the United States. Index returns include dividends and, unlike Fund returns, do not reflect fees or expenses.

Morgan Stanley®, Morgan Stanley Capital International, and EAFE® are trademarks of Morgan Stanley.

FUND EXPENSE EXAMPLE

As a Fund shareholder, you incur ongoing Fund costs, including management fees and other Fund expenses. All mutual funds have ongoing costs, sometimes referred to as operating expenses. The following example shows ongoing costs of investing in the Fund and can help you understand these costs and compare them with those of other mutual funds. The example assumes a $1,000 investment held for the six months indicated.

ACTUAL EXPENSES

The first line of the table below provides information about actual account values and expenses based on the Fund’s actual returns. You may use the information in this line, together with your account balance, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line under the heading “Expenses Paid During Period” to estimate the expenses you paid on your account during this period.

HYPOTHETICAL EXAMPLE FOR COMPARISON WITH OTHER MUTUAL FUNDS

Information on the second line of the table can help you compare ongoing costs of investing in the Fund with those of other mutual funds. This information may not be used to estimate the actual ending account balance or expenses you paid during the period. The hypothetical “Ending Account Value” is based on the actual expense ratio of the Fund and an assumed 5% annual rate of return before expenses (not the Fund’s actual return). The amount under the heading “Expense Paid During the Period” shows the hypothetical expenses your account would have incurred under this scenario. You can compare this figure with the 5% hypothetical examples that appear in shareholder reports of other mutual funds.

Six Months Ended December 31, 2006

Beginning Account Value 7/1/2006

Ending Account Value 12/31/2006

Expenses During

Paid Period†

Based on Actual Fund Return

$1,000.00

$1,150.90

$3.56

Based on Hypothetical 5% Yearly Return

1,000.00

1,021.90

3.34

† Expenses are equal to the Fund’s annualized six-month expense ratio of 0.66%, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).

The expenses shown in the table highlight ongoing costs only and do not reflect any transactional fees or account maintenance fees. While other mutual funds may charge such fees, please note that the Fund does not charge transaction fees (e.g., redemption fees, sales loads) or universal account maintenance fees (e.g., small account fees).

FUND INFORMATION December 31, 2006

GENERAL INFORMATION

Net Asset Value Per Share	$43.66
Total Net Assets (billions)	$30.9
2006 Expense Ratio	0.66%
2006 Portfolio Turnover Rate	9%
30-Day SEC Yield[a]	1.37%
Fund Inception Date	May 1, 2001
No sales charges or distribution fees	

Investment Manager: Dodge & Cox, San Francisco. Managed by the International Investment Policy Committee, whose nine members' average tenure at Dodge & Cox is 17 years.

ASSET ALLOCATION



Stocks: 94.5%
Cash Equivalents: 5.5%

PORTFOLIO CHARACTERISTICS	FUND	MSCI EAFE
Number of Stocks	82	1,164
Median Market Capitalization (billions)	$15	$6
Weighted Average Market Capitalization (billions)	$57	$58
Price-to-Earnings Ratio[b]	13.9x	14.2x
Countries Represented	21	22
Emerging Markets (Brazil, Israel, Mexico, South Africa, South Korea, Thailand, Turkey)	14.9%	0.0%

REGION DIVERSIFICATION	FUND	MSCI EAFE
Europe (excluding United Kingdom)	34.7%	45.3%
Japan	20.5	22.6
United Kingdom	15.7	23.7
Latin America	7.8	0.0
Pacific (excluding Japan)	7.3	8.4
United States	4.3	0.0
Africa	1.8	0.0
Canada	1.4	0.0
Middle East	1.0	0.0

TEN LARGEST HOLDINGS[c]	
Sanofi-Aventis *(France)*	3.3%
Hitachi, Ltd. *(Japan)*	2.5
Credit Suisse Group *(Switzerland)*	2.5
News Corp. Class A *(United States)*	2.4
Matsushita Electric Industrial Co., Ltd. *(Japan)*	2.4
HSBC Holdings PLC *(United Kingdom)*	2.3
Nokia Oyj *(Finland)*	2.2
Tesco PLC *(United Kingdom)*	2.2
Infineon Technologies AG *(Germany)*	2.2
Royal Bank of Scotland Group PLC *(United Kingdom)*	2.1

SECTOR DIVERSIFICATION	FUND	MSCI EAFE
Financials	21.5%	29.9%
Consumer Discretionary	14.3	11.9
Information Technology	12.3	5.6
Materials	11.9	8.4
Energy	8.6	7.2
Industrials	8.1	11.1
Consumer Staples	7.5	7.8
Health Care	6.1	7.0
Telecommunication Services	3.5	5.5
Utilities	0.7	5.6

[a] SEC Yield is an annualization of the Fund's total net investment income per share for the 30-day period ended on the last day of the month.
[b] Price-to-earnings (P/E) ratio is calculated using 12-month forward consensus earnings estimates.
[c] The Fund's portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

PAGE 5 • DODGE & COX INTERNATIONAL STOCK FUND

PORTFOLIO OF INVESTMENTS December 31, 2006

COMMON STOCKS: 91.4%

	SHARES	VALUE
CONSUMER DISCRETIONARY: 14.3%		
AUTOMOBILES & COMPONENTS: 1.9%		
Honda Motor Co., Ltd. ADR[b] (Japan)	15,230,800	$ 602,225,832
CONSUMER DURABLES & APPAREL: 8.4%		
Consorcio Ara SA de CV[c] (Mexico)	22,105,000	150,395,029
Corporacion Geo SA de CV, Series B[a][c] (Mexico)	42,105,400	210,858,293
Koninklijke Philips Electronics NV (Netherlands)	7,375,000	278,139,508
Matsushita Electric Industrial Co., Ltd. (Japan)	37,291,000	744,221,882
Sony Corp. (Japan)	13,737,600	588,729,549
Thomson[c] (France)	15,784,838	308,592,669
Yamaha Corp.[c] (Japan)	14,851,000	314,478,552
		2,595,415,482
MEDIA: 4.0%		
Grupo Televisa SA de CV ADR[b] (Mexico)	17,731,720	478,933,757
News Corp., Class A (United States)	34,773,192	746,928,164
		1,225,861,921
		4,423,503,235
CONSUMER STAPLES: 7.0%		
FOOD & STAPLES RETAILING: 2.1%		
Tesco PLC (United Kingdom)	84,365,379	668,183,382
FOOD, BEVERAGE & TOBACCO: 4.2%		
Anadolu Efes Biracilik ve Malt Sanayii AS (Turkey)	763,645	23,602,592
Cott Corp.[a][b][c] (Canada)	3,830,800	54,818,748
Fomento Economico Mexicano SA de CV ADR[b] (Mexico)	2,714,058	314,179,354
Nestle SA (Switzerland)	1,461,000	519,173,574
Tiger Brands, Ltd. (South Africa)	7,552,043	184,137,077
Unilever NV[b] (Netherlands)	7,451,700	203,058,825
		1,298,970,170
HOUSEHOLD & PERSONAL PRODUCTS: 0.7%		
Aderans Co., Ltd.[c] (Japan)	3,005,100	74,619,306
Avon Products, Inc. (United States)	4,150,000	137,116,000
		211,735,306
		2,178,888,858

	SHARES	VALUE
ENERGY: 6.7%		
Norsk Hydro ASA ADR[b] (Norway)	14,710,500	$ 451,171,035
Royal Dutch Shell PLC ADR[b] (United Kingdom)	8,368,400	592,399,036
Schlumberger, Ltd. (United States)	7,083,000	447,362,280
Total SA (France)	8,102,000	584,484,263
		2,075,416,614
FINANCIALS: 20.8%		
BANKS: 14.1%		
DBS Group Holdings, Ltd. (Singapore)	29,042,000	427,937,539
Grupo Financiero Banorte SA (Mexico)	43,834,600	171,394,382
HSBC Holdings PLC (United Kingdom)	39,699,200	723,676,248
Kasikornbank PCL Foreign (Thailand)	65,756,700	115,932,123
Kasikornbank PCL NVDR (Thailand)	60,787,500	105,456,453
Kookmin Bank ADR[b] (South Korea)	5,158,700	415,997,568
Mitsubishi UFJ Financial Group ADR[b] (Japan)	49,166,500	612,122,925
Royal Bank of Scotland Group PLC (United Kingdom)	16,800,972	655,623,617
Shinsei Bank, Ltd.[a] (Japan)	74,153,000	436,175,791
Standard Bank Group, Ltd. (South Africa)	26,964,776	363,336,731
Standard Chartered PLC (United Kingdom)	11,155,000	325,875,177
		4,353,528,554
DIVERSIFIED FINANCIALS: 2.5%		
Credit Suisse Group (Switzerland)	10,915,000	763,646,902
INSURANCE: 4.2%		
Aegon NV (Netherlands)	13,823,868	263,503,986
Converium Holdings AG[a] (Switzerland)	8,918,646	119,671,614
Standard Life PLC[a] (United Kingdom)	13,925,343	80,638,704
Swiss Life Holding (Switzerland)	1,100,000	275,564,218
Swiss Reinsurance (Switzerland)	6,715,795	570,994,142
		1,310,372,664
		6,427,548,120

See accompanying Notes to Financial Statements

Dodge & Cox International Stock Fund • Page 6

PORTFOLIO OF INVESTMENTS — December 31, 2006

COMMON STOCKS (continued)

	SHARES	VALUE
HEALTH CARE: 6.1%		
HEALTH CARE EQUIPMENT & SERVICES: 0.8%		
Mediceo Paltac Holdings Co., Ltd.[c] (Japan)	13,559,700	$ 256,939,822
PHARMACEUTICALS & BIOTECHNOLOGY: 5.3%		
GlaxoSmithKline PLC ADR[b] (United Kingdom)	11,717,200	618,199,472
Sanofi-Aventis (France)	10,930,500	1,009,295,100
		1,627,494,572
		1,884,434,394
INDUSTRIALS: 8.1%		
CAPITAL GOODS: 3.8%		
Nexans SA[c] (France)	1,866,440	238,988,049
Sulzer AG[c] (Switzerland)	10,600	12,065,819
Toto, Ltd.[c] (Japan)	28,657,000	287,039,570
Volvo AB, Series B (Sweden)	8,411,600	579,330,758
Wienerberger AG (Austria)	1,206,362	71,660,623
		1,189,084,819
TRANSPORTATION: 4.3%		
Central Japan Railway Co. (Japan)	51,050	527,637,494
Nippon Yusen Kabushiki Kaisha (Japan)	46,143,000	337,333,809
TNT NV (Netherlands)	10,775,249	463,413,640
		1,328,384,943
		2,517,469,762
INFORMATION TECHNOLOGY: 12.3%		
SEMICONDUCTORS & SEMICONDUCTOR EQUIPMENT: 2.2%		
Infineon Technologies AG[a],[c] (Germany)	47,027,800	663,004,281
TECHNOLOGY, HARDWARE & EQUIPMENT: 10.1%		
Brother Industries, Ltd.[c] (Japan)	19,244,000	260,510,768
Canon, Inc. (Japan)	2,222,000	125,098,945
Epcos AG[a],[c] (Germany)	5,828,100	116,554,768
Hitachi, Ltd. (Japan)	123,818,000	772,009,210
Kyocera Corp. (Japan)	663,300	62,537,087
LG.Philips LCD Co., Ltd. ADR[a],[b] (South Korea)	20,103,200	302,955,224
Nokia Oyj (Finland)	33,512,500	684,807,015
Nortel Networks Corp.[a],[b] (Canada)	12,746,827	340,722,686
Oce NV[c] (Netherlands)	8,018,524	131,146,335
Seiko Epson Corp.[c] (Japan)	13,406,900	326,145,754
		3,122,487,792
		3,785,492,073
MATERIALS: 11.9%		
Akzo Nobel NV (Netherlands)	3,936,100	$ 240,100,193
Arkema[a],[c] (France)	3,400,263	174,737,988
BASF AG (Germany)	5,360,400	522,562,349
Bayer AG (Germany)	7,577,000	406,682,120
BHP Billiton, Ltd. (Australia)	3,785,078	75,590,117
Cemex SAB de CV ADR[b] (Mexico)	4,250,000	143,990,000
Imperial Chemical Industries PLC (United Kingdom)	45,795,762	405,300,003
Lafarge SA (France)	3,321,025	494,067,718
Lanxess AG[a] (Germany)	4,092,359	229,482,013
Makhteshim-Agan Industries, Ltd.[c] (Israel)	29,459,809	167,183,543
Nova Chemicals Corp. (Canada)	1,587,900	44,253,955
Rinker Group, Ltd. (Australia)	31,118,565	443,370,129
Yara International ASA (Norway)	14,268,710	324,382,481
		3,671,702,609
TELECOMMUNICATION SERVICES: 3.5%		
Bezeq Israeli Telecommunication Corp., Ltd. (Israel)	88,500,000	143,615,658
KT Corp. ADR[b] (South Korea)	14,958,400	379,195,440
Vodafone Group PLC ADR[b] (United Kingdom)	20,396,562	566,616,493
		1,089,427,591
UTILITIES: 0.7%		
Centrica PLC (United Kingdom)	30,061,936	208,663,298
		208,663,298
TOTAL COMMON STOCKS (Cost $22,475,844,237)		**28,262,546,554**

PREFERRED STOCKS: 3.1%

	SHARES	VALUE
CONSUMER STAPLES: 0.5%		
FOOD & STAPLES RETAILING: 0.5%		
Sadia SA ADR[b] (Brazil)	4,372,900	149,072,161
		149,072,161
ENERGY: 1.9%		
Petroleo Brasileiro SA ADR[b] (Brazil)	4,626,000	429,107,760
Ultrapar Participacoes SA ADR[b] (Brazil)	6,819,785	156,855,055
		585,962,815
FINANCIALS: 0.7%		
BANKS: 0.7%		
Uniao de Bancos Brasileiros SA GDR[b] (Brazil)	2,316,500	215,341,840
		215,341,840
TOTAL PREFERRED STOCKS (Cost $453,625,770)		**950,376,816**

PAGE 7 • DODGE & COX INTERNATIONAL STOCK FUND

See accompanying Notes to Financial Statements

PORTFOLIO OF INVESTMENTS December 31, 2006

SHORT-TERM INVESTMENTS: 5.0%

	PAR VALUE	VALUE
SSgA Prime Money Market Fund	$ 29,847,769	$ 29,847,769
State Street Repurchase Agreement 4.40%, 1/2/07, maturity value $1,229,107,603 (collateralized by U.S. Treasury Securities, value $1,253,086,423, 3.50%-8.875%, 8/15/09-8/15/25)	1,228,507,000	1,228,507,000
U.S. Treasury Bills		
1/11/07	100,000,000	99,867,917
1/18/07	100,000,000	99,775,695
2/1/07	75,000,000	74,697,750
TOTAL SHORT-TERM INVESTMENTS (Cost $1,532,696,131)		**1,532,696,131**
TOTAL INVESTMENTS (Cost $24,462,166,138)	99.5%	**30,745,619,501**
OTHER ASSETS, LESS LIABILITIES	0.5%	153,718,122
TOTAL NET ASSETS	**100.0%**	**$30,899,337,623**

(a) Non-income producing
(b) Security issued by a foreign entity, denominated in U.S. Dollars
(c) See Note 6 regarding holdings of 5% voting securities

ADR: American Depository Receipt
GDR: Global Depository Receipt
NVDR: Non Voting Depository Receipt

See accompanying Notes to Financial Statements DODGE & COX INTERNATIONAL STOCK FUND • PAGE 8

STATEMENT OF ASSETS AND LIABILITIES

	December 31, 2006
ASSETS:	
Investments, at value	
Unaffiliated issuers (cost $21,059,126,256)	$26,453,758,621
Affiliated issuers (cost $3,403,039,882)	4,291,860,880
	30,745,619,501
Cash denominated in foreign currency (cost $38)	38
Receivable for investments sold	19,766,958
Receivable for Fund shares sold	192,388,440
Dividends and interest receivable	70,013,283
Prepaid expenses and other assets	97,972
	31,027,886,192
LIABILITIES:	
Payable for investments purchased	78,635,248
Payable for Fund shares redeemed	31,640,840
Management fees payable	15,273,151
Accrued foreign capital gain tax	629,493
Accrued expenses	2,369,837
	128,548,569
NET ASSETS	$30,899,337,623
NET ASSETS CONSIST OF:	
Paid in capital	$24,406,485,445
Undistributed net investment income	10,334,196
Undistributed net realized gain on investments	199,754,271
Net unrealized appreciation on investments (net of accrued foreign capital gain tax of $629,493)	6,282,763,711
	$30,899,337,623
Fund shares outstanding (par value $0.01 each, unlimited shares authorized)	707,780,171
Net asset value per share	$43.66

STATEMENT OF OPERATIONS

	Year Ended December 31, 2006
INVESTMENT INCOME:	
Dividends (net of foreign taxes of $41,190,428)	
Unaffiliated issuers	$ 442,776,897
Affiliated issuers	41,065,703
Interest	52,437,415
	536,280,015
EXPENSES:	
Management fees	129,669,391
Custody and fund accounting fees	4,744,988
Transfer agent fees	5,301,873
Professional services	102,818
Shareholder reports	1,491,491
Registration fees	1,011,899
Trustees' fees	167,500
Miscellaneous	75,357
	142,565,317
NET INVESTMENT INCOME	393,714,698
REALIZED AND UNREALIZED GAIN ON INVESTMENTS:	
Net realized gain	
Investments in unaffiliated issuers	365,254,644
Investments in affiliated issuers	227,899,801
Foreign currency transactions	1,159,451
Net change in unrealized appreciation (including net decrease in accrued foreign capital gain tax of $2,557,501)	4,368,035,130
Net realized and unrealized gain	4,962,349,026
NET INCREASE IN NET ASSETS FROM OPERATIONS	$ 5,356,063,724

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended December 31, 2006	Year Ended December 31, 2005
OPERATIONS:		
Net investment income	$ 393,714,698	$ 130,392,600
Net realized gain	594,313,896	168,969,892
Net change in unrealized appreciation	4,368,035,130	1,234,968,504
Net increase in net assets from operations	5,356,063,724	1,534,330,996
DISTRIBUTIONS TO SHAREHOLDERS FROM:		
Net investment income	(385,150,238)	(132,300,734)
Net realized gain	(422,290,813)	(142,355,951)
Total distributions	(807,441,051)	(274,656,685)
FUND SHARE TRANSACTIONS:		
Proceeds from sale of shares	14,647,193,582	8,778,424,267
Reinvestment of distributions	724,233,070	246,458,696
Cost of shares redeemed	(2,377,956,549)	(1,130,242,133)
Net increase from Fund share transactions	12,993,470,103	7,894,640,830
Total increase in net assets	17,542,092,776	9,154,315,141
NET ASSETS:		
Beginning of year	13,357,244,847	4,202,929,706
End of year (including undistributed net investment income of $10,334,196 and $1,769,736, respectively)	$30,899,337,623	$13,357,244,847
SHARE INFORMATION:		
Shares sold	370,106,951	272,160,308
Distributions reinvested	16,603,234	7,035,645
Shares redeemed	(60,274,819)	(35,007,666)
Net increase in shares outstanding	326,435,366	244,188,287

PAGE 9 • DODGE & COX INTERNATIONAL STOCK FUND

See accompanying Notes to Financial Statements

NOTES TO FINANCIAL STATEMENTS

NOTE 1—ORGANIZATION AND SIGNIFICANT

ACCOUNTING POLICIES

Dodge & Cox International Stock Fund (the “Fund”) is one of the series constituting the Dodge & Cox Funds (the “Trust” or the “Funds”). The Trust is organized as a Delaware statutory trust and is registered under the Investment Company Act of 1940, as amended, as a diversified, open-end management investment company. The Fund commenced operations on May 1, 2001, and seeks long-term growth of principal and income, and the Fund invests primarily in a diversified portfolio of foreign stocks. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. These and other risk considerations are discussed in the Fund’s Prospectus.

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which require the use of estimates and assumptions by management. Significant accounting policies are as follows: Security valuation The Fund’s net assets are valued as of the close of trading on the New York Stock Exchange (NYSE), generally 4:00 p.m. Eastern Time, each day that the NYSE is open for business. Listed securities are valued at market, using as a price the official quoted close price or the last sale on the date of determination on the principal exchange on which such securities are traded or, if not available, at the mean between the exchange listed bid and ask prices for the day. A security that is listed or traded on more than one exchange is valued at the quotation on the exchange determined to be the primary market for such security. Security values are not discounted based on the size of the Fund’s position. Short-term securities are valued at amortized cost which approximates current value.

Investments initially valued in currencies other than the U.S. dollar are converted to the U.S. dollar using prevailing exchange rates. As a result, the Fund’s net asset value (NAV) may be affected by changes in the value of currencies in relation to the U.S. dollar.

If market quotations are not readily available or if a security’s value has materially changed after the close of the security’s primary market but before the close of trading on the NYSE, the security is valued at fair value as determined in good faith by or at the direction of the Board of Trustees. The Fund may use fair value pricing in calculating its NAV when, for example, (i) the primary market for a security is closed or if trading of a security is suspended or limited, (ii) the Fund determines that the price provided by a pricing service is inaccurate or unreliable, or (iii) the Fund determines that a significant event affecting the value of a security has occurred before the close of the NYSE but after the close of the security’s primary market. An event is considered significant if there is both an affirmative expectation that the security’s value will change in response to the event and a reasonable basis for quantifying a resulting change in value. For securities that do not trade during NYSE hours, fair value determinations are based on analyses of market movements after the close of those securities’ primary markets, and include reviews of developments in foreign markets, the performance of U.S. securities markets, and the performance of instruments trading in U.S. markets that represent foreign securities and baskets of foreign securities. Pricing services are used to obtain closing market prices and to compute certain fair value adjustments utilizing computerized pricing models. When fair value pricing is employed, the prices of securities used by the Fund to calculate its net asset value may differ from quoted or published prices for the same securities. In addition, fair values may not reflect the price that the Fund could obtain for a security if it were to dispose of that security at the time of pricing.

Foreign currency translation The Fund’s accounting records are maintained in U.S. dollars. The market values of foreign securities, currency holdings, and other assets and liabilities are translated into U.S. dollars at the prevailing rates of exchange at the end of each business day. Purchases and sales of securities, income receipts, and expenses are translated into U.S. dollars at the exchange rate in effect on the transaction date. Realized foreign currency gains and losses may arise from sales and maturities of foreign currency contracts, sales of foreign currencies, the difference between the amount of

NOTES TO FINANCIAL STATEMENTS

net investment income accrued and the U.S. dollar amount actually received, and from currency gains and losses between trade and settlement date on security transactions. The effects of exchange rate changes on investment securities are included with realized and unrealized gain (loss) on investments.

Foreign currency contracts When the Fund purchases or sells foreign securities, it may enter into foreign exchange contracts to minimize foreign exchange risk from the trade date to the settlement date of the transaction. Losses from these transactions may arise from changes in the value of the foreign currency or if the counterparties do not perform under the contract’s terms.

Security transactions, investment income, expenses, and distributions Security transactions are recorded on the trade date. Realized gains and losses on securities sold are determined on the basis of identified cost.

Dividend income and corporate action transactions are recorded on the ex-dividend date, except for certain dividends or corporate actions from foreign securities where the ex-dividend date may have passed, which are recorded as soon as the Fund is informed of the ex-dividend date. Withholding taxes on foreign dividends have been provided for in accordance with the Fund’s understanding of the applicable country’s tax rules and rates. Non-cash dividends included in dividend income, if any, are recorded at the fair market value of the securities received. Distributions received in excess of income are recorded as a reduction of cost of investments and/or realized gain. Interest income is recorded on the accrual basis.

Expenses are recorded on the accrual basis. Most expenses of the Trust can be directly attributed to a specific series. Expenses which cannot be directly attributed are apportioned among the Funds in the Trust.

Distributions to shareholders are recorded on the ex-dividend date.

Repurchase agreements The Fund may enter into repurchase agreements secured by U.S. government securities which involve the purchase of securities from a counterparty with a simultaneous commitment to resell the securities at an agreed-upon date and price. It is the

Fund’s policy that its custodian take possession of the underlying collateral securities, the fair value of which exceeds the principal amount of the repurchase transaction, including accrued interest, at all times. In the event of default by the counterparty, the Fund has the contractual right to liquidate the securities and to apply the proceeds in satisfaction of the obligation.

NOTE 2—RELATED PARTY TRANSACTIONS

Management fees Under a written agreement approved by a unanimous vote of the Board of Trustees, the Fund pays an annual management fee of 0.60% of the Fund’s average daily net assets to Dodge & Cox, investment manager of the Fund.

Fund officers and trustees All officers and three of the trustees of the Trust are officers or employees of Dodge & Cox. The Trust pays a fee only to those trustees who are not affiliated with Dodge & Cox.

Indemnification Under the Trust’s organizational documents, its officers and trustees are indemnified against certain liabilities arising out of the performance of their duties to the Trust. In addition, in the normal course of business the Trust enters into contracts that provide general indemnities to other parties. The Trust’s maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Trust that have not yet occurred.

NOTE 3—INCOME TAX INFORMATION AND

DISTRIBUTIONS TO SHAREHOLDERS

A provision for federal income taxes is not required since the Fund intends to continue to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code and distribute all of its taxable income to shareholders. Distributions are determined in accordance with income tax regulations, which may differ from net investment income and realized gains for financial reporting purposes. Financial reporting records are adjusted for permanent book/tax differences to reflect tax character. Financial records are not adjusted for temporary differences.

Certain foreign countries impose a tax on capital gains which is accrued by the Fund based on unrealized

NOTES TO FINANCIAL STATEMENTS

appreciation, if any, on affected securities. The tax is paid when the gain is realized.

Book/tax differences are primarily due to differing treatments of net short-term realized gain and foreign currency realized gain (loss). At December 31, 2006, the cost of investments for federal income tax purposes was equal to the cost for financial reporting purposes.

Distributions during the year ended December 31, 2006 and 2005 were characterized as follows for federal income tax purposes:

2006

2005

Ordinary income

$485,133,441

$145,983,315

($0.709 per share)

($0.394 per share)

Long-term capital gain

$322,307,610

$128,673,370

($0.471 per share)

($0.347 per share)

At December 31, 2006, the tax basis components of distributable earnings were as follows:

Unrealized appreciation

$ 6,491,750,888

Unrealized depreciation

(208,987,177)

Net unrealized appreciation

6,282,763,711

Undistributed ordinary income

14,690,244

Undistributed long-term capital gain

196,527,931

Deferred loss* (1,129,708)

* Represents net realized loss incurred between November 1, 2006 and December 31, 2006. As permitted by tax regulations, the Fund has elected to treat this loss as arising in 2007.

NOTE 4—PURCHASES AND SALES OF INVESTMENTS

For the year ended December 31, 2006, purchases and sales of securities, other than short-term securities, aggregated $13,527,736,922 and $1,791,832,792, respectively.

NOTE 5—ACCOUNTING PRONOUNCEMENTS

In July 2006, the Financial Accounting Standards Board (FASB) issued Interpretation 48, “Accounting for Uncertainty in Income Taxes” (FIN 48). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position must meet before being recognized in the financial statements. FIN 48 is effective for the Fund beginning June 29, 2007. The impact to the Fund’s financial statements, if any, has not yet been determined.

In September 2006, FASB issued “Statement of Financial Accounting Standards No. 157, Fair Value Measurements” (SFAS 157). SFAS 157 is effective for the Fund beginning January 1, 2008. It defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Management is currently evaluating the impact the adoption of SFAS 157 will have on the Fund’s financial statement disclosures.

NOTES TO FINANCIAL STATEMENTS

NOTE 6—HOLDINGS OF 5% VOTING SECURITIES

Each of the companies listed below is considered to be an affiliate of the Fund because the Fund owned 5% or more of the company's voting securities during the year ended December 31, 2006. Transactions during the year in securities of affiliated companies were as follows:

	Shares at Beginning of Year	Additions	Reductions	Shares at End of Year	Dividend Income[a]	Value at End of Year
Aderans Co., Ltd. (Japan)	2,733,200	271,900	—	3,005,100	$ 1,019,683	$ 74,619,306
Arkema (France)	—	3,400,263	—	3,400,263	—[b]	$ 174,737,988
Brother Industries, Ltd. (Japan)	19,244,000	—	—	19,244,000	2,141,882	260,510,768
Consorcio Ara SA de CV (Mexico)	20,679,800	1,425,200	—	22,105,000	7,163,631	150,395,029
Converium Holdings AG (Switzerland)	8,918,646	—	—	8,918,646	594,787	119,671,614
Corporacion Geo SA de CV, Series B (Mexico)	42,105,400	—	—	42,105,400	—[b]	210,858,293
Cott Corp. (Canada)	—	4,285,100	(454,300)	3,830,800	—[b]	54,818,748
Elior (France)	6,958,147	1,307,812	(8,265,959)	—	1,271,406	—[c]
Epcos AG (Germany)	2,796,500	3,031,600	—	5,828,100	—[b]	116,554,768
Infineon Technologies AG (Germany)	20,500,000	26,527,800	—	47,027,800	—[b]	663,004,281
Makhteshim-Agan Industries, Ltd. (Israel)	19,300,000	10,159,809	—	29,459,809	3,023,794	167,183,543
Mediceo Paltac Holdings Co., Ltd. (Japan)	8,459,700	5,100,000		13,559,700	1,156,101	256,939,822
Nexans SA (France)	1,616,440	250,000	—	1,866,440	1,853,699	238,988,049
Oce NV (Netherlands)	6,718,524	1,300,000	—	8,018,524	4,491,827	131,146,335
Seiko Epson Corp. (Japan)	9,254,100	4,173,100	(20,300)	13,406,900	3,276,203	326,145,754
Shinsei Bank, Ltd. (Japan)	46,715,000	27,438,000		74,153,000	1,557,633	436,175,791
Sulzer AG (Switzerland)	290,121	—	(279,521)	10,600	2,708,752	—[c]
Thomson (France)	8,240,015	7,544,823	—	15,784,838	5,305,021	308,592,669
Toto, Ltd. (Japan)	15,654,000	13,003,000	—	28,657,000	2,835,180	287,039,570
Yamaha Corp. (Japan)	10,576,000	8,275,000	(4,000,000)	14,851,000	2,666,104	314,478,552
					$41,065,703	$4,291,860,880

[a] Net of foreign taxes, if any

[b] Non-income producing

[c] Company was not an affiliate at the end of the year

PAGE 13 • DODGE & COX INTERNATIONAL STOCK FUND

FINANCIAL HIGHLIGHTS

SELECTED DATA AND RATIOS

(for a share outstanding throughout each period)	Year Ended December 31,				
	2006	2005	2004	2003	2002
Net asset value, beginning of year	$35.03	$30.64	$23.48	$15.81	$18.42
Income from investment operations:					
Net investment income	0.57	0.33	0.26	0.14	0.13
Net realized and unrealized gain (loss)	9.24	4.80	7.36	7.67	(2.55)
Total from investment operations	9.81	5.13	7.62	7.81	(2.42)
Distributions to shareholders from:					
Net investment income	(0.56)	(0.35)	(0.24)	(0.14)	(0.13)
Net realized gain	(0.62)	(0.39)	(0.22)	—	(0.06)
Total distributions	(1.18)	(0.74)	(0.46)	(0.14)	(0.19)
Net asset value, end of year	$43.66	$35.03	$30.64	$23.48	$15.81
Total return	28.00%	16.74%	32.46%	49.42%†	(13.11)%†
Ratios/supplemental data:					
Net assets, end of year (millions)	$30,899	$13,357	$4,203	$655	$117
Ratios of expenses to average net assets	0.66%	0.70%	0.77%	0.82%	0.90%
Ratio of expenses to average net assets, before reimbursement by investment manager	0.66%	0.70%	0.77%	0.84%	1.03%
Ratios of net investment income to average net assets	1.82%	1.54%	1.90%	1.53%	1.30%
Portfolio turnover rate	9%	7%	6%	11%	12%

† Expense reimbursements were paid by Dodge & Cox from the Fund's inception through June 30, 2003 to maintain operating expenses at 0.90%. Accordingly, without the expense reimbursements, the Fund's returns prior to June 30, 2003 would have been lower.

See accompanying Notes to Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees of Dodge & Cox Funds and Shareholders of Dodge & Cox International Stock Fund

In our opinion, the accompanying statement of assets and liabilities, including the portfolio of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of the Dodge & Cox International Stock Fund (the "Fund", one of the series constituting Dodge & Cox Funds) at December 31, 2006, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2006 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
San Francisco, California
February 9, 2007

Dodge & Cox International Stock Fund • Page 14

SPECIAL 2006 TAX INFORMATION

(unaudited)

The following information is provided pursuant to provisions of the Internal Revenue Code: In 2006, the Fund has elected to pass through to shareholders foreign source income of $516,434,362 and foreign taxes paid of $41,190,428.

The Fund designates up to a maximum of $511,642,531 of its distributions paid to shareholders in 2006 as qualified dividends (treated for federal income tax purposes in the hands of shareholders as taxable at a maximum rate of 15%).

For shareholders that are corporations, the Fund designates 1% of its ordinary dividends (including short-term gains) paid to shareholders in 2006 as dividends from domestic corporations eligible for the corporate dividends received deduction, provided that the shareholder otherwise satisfies applicable requirements to claim that deduction.

BOARD APPROVAL OF FUNDS’ INVESTMENT MANAGEMENT

AGREEMENTS AND MANAGEMENT FEES

(unaudited)

The Board of Trustees is responsible for overseeing the performance of the Dodge & Cox Funds’ investment manager and determining whether to continue the Investment Management Agreements between the Funds and Dodge & Cox each year (the “Agreements”). At a meeting of the Board of Trustees of the Trust held on December 14, 2006, the Trustees, by a unanimous vote (including a separate vote of those Trustees who are not “interested persons” (as defined in the Investment Company Act of 1940) (the “Independent Trustees”)), approved the renewal of the Agreements for an additional one-year term through December 31, 2007. During the course of the year, the Board received a wide variety of materials relating to the services provided by Dodge & Cox and the performance of the Funds.

INFORMATION RECEIVED

In advance of the meeting, the Board, including each of the Independent Trustees, requested, received and reviewed materials relating to the Agreements. The

Independent Trustees retained Morningstar® to prepare an independent expense and performance summary for each Fund and comparable funds managed by other advisers identified by Morningstar®. The Morningstar® materials included information regarding advisory fee rates, expense ratios, and transfer agency, custodial and distribution expenses, as well as performance comparisons to an appropriate index or combination of indices. The materials reviewed by the Board also included information concerning Dodge & Cox’s profitability, financial results and condition, including advisory fee revenue and separate account advisory fee schedules. The Board additionally considered the Funds’ brokerage commissions, turnover rates and sales and redemption data for the Funds, including “soft dollar” payments made for research benefiting the Funds and other accounts managed by Dodge & Cox, and brokerage commissions and expenses paid by Dodge & Cox. Other aspects of Dodge & Cox’s services to the Funds which were reviewed included compliance and supervision of third-party service providers (e.g., custodian, fund accountant, transfer agent and state registration administrator), shareholder servicing, accounting and administrative services, web services, the character of non-advisory services, the record of compliance with the Funds’ investment policies and restrictions and the Funds’ Code of Ethics, investment management staffing and biographies, information furnished to investors and shareholders (including the Funds’ prospectus, Statement of Additional Information, shareholder reports, and quarterly reports), and third-party retirement plan administrator reimbursements by Dodge & Cox for the same periods.

The Board received copies of the Agreements and a memorandum from the Independent Legal Counsel to the Independent Trustees, discussing the factors generally regarded as appropriate to consider in evaluating advisory arrangements. The Trust’s Governance Committee, consisting solely of Independent Trustees, met with the Independent Legal Counsel on November 28, 2006 and again on December 14, 2006 to discuss whether to renew the Agreements. The Board, including the Independent Trustees, subsequently concluded that the existing Agreements are fair and reasonable and voted to approve the Agreements.

P A G E 15 D O D G E & C O X INTERNATIONAL STOCK FUND

In considering the Agreements, the Board, including the Independent Trustees, did not identify any single factor or particular information as all-important or controlling. In reaching the decision to approve the Agreements, the Board, which was advised by Independent Legal Counsel, considered the following factors, among others, and reached the conclusions described below.

NATURE, QUALITY, AND EXTENT

OF THE SERVICES

The Board considered the nature, quality and extent of portfolio management, administrative and shareholder services performed by Dodge & Cox, including: Dodge & Cox’s established long-term history of care and conscientiousness in the management of the Funds; demonstrated consistency in investment approach and depth, background and experience of the Dodge & Cox Investment Policy Committee, International Investment Policy Committee, Fixed Income Investment Policy Committee and research analysts responsible for managing the Funds; Dodge & Cox’s organizational structure; frequent favorable recognition of Dodge & Cox and the Funds in the media and industry publications; Dodge & Cox’s performance in the areas of compliance, administration and shareholder communication and services, supervision of Fund operations and general oversight of other service providers; favorable peer group comparisons of expense ratios, management fee comparisons, expenses (e.g., transfer agent, custody and other fees and expenses) and asset comparisons and performance and risk summaries prepared independently by Morningstar® and favorable fiduciary grade and “Star” rankings by Morningstar®. The Board also acknowledged Dodge & Cox’s decision to close its institutional equity and balanced separate account business to new accounts and had previously voted, at the recommendation of Dodge & Cox, to close the Stock and Balanced Funds to control the pace of growth. The Board also acknowledged that the services provided by Dodge & Cox are extensive in nature and that Dodge & Cox consistently delivered a high level of service. The Board concluded that it was satisfied with the nature, extent and quality of investment management and other services provided to the Funds by Dodge & Cox.

INVESTMENT PERFORMANCE

The Board considered short-term and long-term investment performance for each Fund (including periods of outperformance or underperformance) as compared to both relevant indices and the performance of such Fund’s peer group. The performance information prepared by Morningstar® and Dodge & Cox demonstrated to the Board a consistent pattern of favorable performance for investors and, in most instances, the Funds have outperformed their peer groups for short and long-term periods. The Board considered that the performance of the Funds is the result of an investment management process that emphasizes a long-term investment horizon, independence, comprehensive research, price discipline and focus. The Board also noted that the strong investment performance delivered by Dodge & Cox to the Funds appeared to be consistent with the performance delivered for other (non-fund) clients of Dodge & Cox. The Board concluded that Dodge & Cox delivers favorable performance for Fund investors consistent with the long-term investment strategies being pursued by the Funds.

COSTS AND ANCILLARY BENEFITS

Costs of Services to Funds: Fees and Expenses. The Board considered each Fund’s management fee rates and expense ratios relative to industry averages for similar mutual funds and relative to management fees charged by Dodge & Cox to other (non-fund) clients. The Board evaluated the operating structures of the Funds and Dodge & Cox, including the following: Dodge & Cox has a centralized focus on investment management operations and derives revenue solely from management fees; its outsourcing of non-advisory support services to unaffiliated third-party service providers is efficient and less costly to investors; Dodge & Cox does not charge front-end sales commissions or distribution fees and bears all distribution-related costs as well as reimbursements to third-party retirement plan administrators; the Funds receive numerous administrative, regulatory compliance, and shareholder support services from Dodge & Cox without any additional administrative fee; and the fact that the Funds have relatively low transaction costs and portfolio turnover rates. The Board noted that the Funds

D O D G E & C O X INTERNATIONAL STOCK FUND P A G E 16

are substantially below peer group averages in expense ratios and management fee rates. The Board also noted that the range of services under the Agreements is much more extensive than under Dodge & Cox’s separate advisory (non-fund) client agreements, and considered that, when coupled with the greater risks and regulatory burdens associated with the high profile mutual fund business, there is reasonable justification for differences in fee rates charged between the two lines of business. The Board concluded that costs incurred by the Funds for the services they receive (including the management fee paid to Dodge & Cox) are reasonable and that the fees are acceptable based upon the qualifications, experience, reputation and performance of Dodge & Cox and the low overall expense ratios of the Funds.

Profitability and Costs of Services to Dodge & Cox; “Fall-out” Benefits. The Board reviewed reports of Dodge & Cox’s financial position, profitability and estimated overall value, and they considered Dodge & Cox’s overall profitability within its context as a private, employee-owned S-Corporation and relative to the favorable services provided. The Board considered recent increases to Dodge & Cox’s gross revenues, and noted the importance of Dodge & Cox’s profitability—which is derived solely from management fees and does not include other business ventures—to maintain its independence, company culture and ethics, and management continuity. They noted that Dodge & Cox’s profitability is enhanced due to its efficient internal business model, and that the compensation/profit structure at Dodge & Cox is vital for remaining independent and facilitating retention of its management and investment professionals. They also noted that Dodge & Cox has voluntarily limited growth of assets by closing the Stock and Balanced Funds to new investors and by not taking on new equity and balanced institutional separate account clients. The Board noted that these actions were financially disadvantageous to Dodge & Cox, but illustrated a commitment to act in the best interest of existing Fund shareholders and separate account clients. The Board considered potential “fall-out” benefits (including the receipt of research from unaffiliated brokers) that Dodge & Cox might receive in its association with the Funds. The Board also noted the extent of additional administrative services performed by

Dodge & Cox for the Funds, and that the magnitude of costs and risks borne by Dodge & Cox in rendering advisory services to the Funds (including risks in the compliance, securities valuation and investment management processes) are continuing to increase. The Board concluded that the profitability of Dodge & Cox’s relationship with the Funds (including fall-out benefits) was fair and reasonable.

THE BENEFIT OF ECONOMIES OF SCALE

The Board considered whether there have been economies of scale with respect to the management of each Fund, whether the Funds have appropriately benefited from any economies of scale, and whether the management fee rate is reasonable in relation to the Fund assets and any economies of scale that may exist. The Board noted that the considerable efficiencies of the Funds’ organization and fee structure have been realized by shareholders at the outset of their investment (i.e., from the first dollar), as a result of management fee rates that start lower than industry and many peer group averages and management fees and overall expense ratios that are lower than averages for peer group funds with approximately the same level of assets. Shareholders also realize efficiencies from the outset of their investment due to organizational efficiencies derived from Dodge & Cox’s investment management process and the avoidance of distribution and marketing structures whose costs would ultimately be borne by the Funds. The Board noted that Dodge & Cox’s internal costs of providing investment management, administrative and compliance services to the Funds are continuing to increase. The Board’s decision to renew the Agreements was made after consideration of economies of scale and review of comparable fund expense ratios and historical expense ratio patterns for the Funds. Their review also included consideration of the desirability of adding breakpoints to the Funds’ fee schedules. The Board concluded that the current Dodge & Cox fee structure is fair and reasonable and adequately reflects economies of scale.

CONCLUSION

Based on their evaluation of all material factors and assisted by the advice of Independent Legal Counsel to

PA G E 17 D O D G E & C O X INTERNATIONAL STOCK FUND

the Independent Trustees, the Board, including the Independent Trustees, concluded that the advisory fee structure was fair and reasonable, that each Fund was paying a competitive fee for the services provided, that the scope and quality of Dodge & Cox’s services has provided substantial value for Fund shareholders over the long term, and that approval of the Agreements was in the best interests of each Fund and its shareholders.

FUND’S HOLDINGS

The Fund provides a complete list of its holdings four times each fiscal year, as of the end of each quarter. The lists appear in the Fund’s First Quarter, Semi-Annual, Third Quarter and Annual Reports to shareholders. The Fund files the lists with the Securities and Exchange Commission (SEC) on Form N-CSR (second and fourth quarters) and Form N-Q (first and third quarters). Shareholders may view the Fund’s Forms N-CSR and N-Q on the SEC’s website at www.sec.gov. Forms N-CSR and

N-Q may also be reviewed and copied at the SEC’s Public Reference Room in Washington, DC. Information regarding the operations of the Public Reference Room may be obtained by 1-202-942-8090 (direct) or 1-800-732-0330 (general SEC number). A complete list of the Fund’s quarter-end holdings is also available at www.dodgeandcox.com on or about 15 days following each quarter end and remains available on the web site until the list is updated in the subsequent quarter.

PROXY VOTING

For a free copy of the Fund’s proxy voting policies and procedures, please call 1-800-621-3979, visit the Fund’s web site at www.dodgeandcox.com or visit the SEC’s web site at www.sec.gov. Information regarding how the Fund voted proxies relating to portfolio securities during the most recent 12-month period ending June 30 is also available at www.dodgeandcox.com or at www.sec.gov.

D O D G E & C O X INTERNATIONAL STOCK FUND P A G E 18

DODGE & COX FUNDS—EXECUTIVE OFFICER & TRUSTEE INFORMATION

Name (Age) and Address*	Position with Trust (Year of Election or Appointment)	Principal Occupation During Past 5 Years	Other Directorships Held by Trustees
INTERESTED TRUSTEES & OFFICERS			
John A. Gunn (63)	Chairman and Trustee (Trustee since 1985)	Chairman (since 2007), Chief Executive Officer (since 2005) and Director of Dodge & Cox, Portfolio Manager and member of Investment Policy Committee (IPC), Fixed Income Investment Policy Committee (FIIPC) and International Investment Policy Committee (IIPC)	—
Kenneth E. Olivier (54)	President and Trustee (Trustee since 2005)	President (since 2005) and Director of Dodge & Cox, Portfolio Manager and member of IPC	—
Dana M. Emery (45)	Vice President and Trustee (Trustee since 1993)	Executive Vice President (since 2005) and Director of Dodge & Cox, Manager of the Fixed Income Department, Portfolio Manager and member of FIIPC	—
Katherine Herrick Drake (52)	Vice President (Since 1993)	Vice President of Dodge & Cox, Portfolio Manager	—
Diana S. Strandberg (47)	Vice President (Since 2005)	Vice President of Dodge & Cox, Portfolio Manager and member of IPC and IIPC	—
John M. Loll (40)	Assistant Treasurer and Assistant Secretary (Since 2000)	Vice President and Treasurer of Dodge & Cox	—
David H. Longhurst (49)	Treasurer (Since 2006)	Fund Administration and Accounting Senior Manager of Dodge & Cox (since 2004); Vice President, Treasurer, Controller and Secretary of Safeco Mutual Funds, Safeco Asset Management Company, Safeco Services, Safeco Securities, and Safeco Investment Services (2000-2004)	—
Thomas M. Mistele (53)	Secretary and Assistant Treasurer (Since 2000)	Chief Operating Officer (since 2004), Director (since 2005), Secretary and General Counsel of Dodge & Cox	—
Marcia P. Venegas (38)	Chief Compliance Officer (Since 2004)	Chief Compliance Officer of Dodge & Cox (since 2005), Compliance Officer of Dodge & Cox (2003-2004); Compliance and Business Risk Manager of Deutsche Asset Management, Australia Limited (1999-2001)	—
INDEPENDENT TRUSTEES			
William F. Ausfahl (66)	Trustee (Since 2002)	CFO, The Clorox Co. (1982-1997); Director, The Clorox Co. (1984-1997)	—
L. Dale Crandall (65)	Trustee (Since 1999)	President, Kaiser Foundation Health Plan, Inc. and Kaiser Foundation Hospitals (2000-2002); Senior Vice President—Finance and Administration & CFO, Kaiser Foundation Health Plan, Inc. and Kaiser Foundation Hospitals (1998-2000)	Director, Union BanCal Corporation (bank holding company) and Union Bank of California (commercial bank) (2001-Present); Director, Covad Communications Group (broadband communications services) (2002-Present); Director, Ansell Limited (medical equipment and supplies) (2002-Present); Director, BEA Systems, Inc. (software and programming) (2003-Present); Director, Coventry Health Care, Inc. (managed healthcare) (2004-Present)
Thomas A. Larsen (57)	Trustee (Since 2002)	Director in Howard, Rice, Nemerovski, Canady, Falk & Rabkin (law firm)	—
John B. Taylor (61)	Trustee (Since 2005)	Professor of Economics, Stanford University; Senior Fellow, Hoover Institution; Under Secretary for International Affairs, United States Treasury (2001-2005)	—
Will C. Wood (67)	Trustee (Since 1992)	Principal, Kentwood Associates, Financial Advisers	Director, Banco Latinoamericano de Exportaciones S.A. (Latin American Foreign Trade Bank) (1999-Present)

* The address for each Officer and Trustee is 555 California Street, 40th Floor, San Francisco, California 94104. Each Officer and Trustee oversees all four series in the Dodge & Cox Funds complex and serves for an indefinite term.

Additional information about the Trust's Trustees and Officers is available in the Trust's Statement of Additional Information (SAI). You can get a free copy of the SAI by visiting the Fund's website at www.dodgeandcox.com or calling 1-800-621-3979.

PAGE 19 • DODGE & COX INTERNATIONAL STOCK FUND

DODGE & COX

Stock Fund

www.dodgeandcox.com

For Fund literature, transactions and account information, please visit the Funds’ web site.

or write or call:

c/o Boston Financial Data Services P.O. Box 8422 Boston, Massachusetts 02266-8422 (800) 621-3979

INVESTMENT MANAGER

Dodge & Cox

555 California Street, 40th Floor San Francisco, California 94104 (415) 981-1710

This report is submitted for the general information of the shareholders of the Fund. The report is not authorized for distribution to prospective investors in the Fund unless it is accompanied by a current prospectus.

This report reflects our views, opinions and portfolio holdings as of December 31, 2006, the end of the reporting period. Any such views are subject to change at any time based upon market or other conditions and Dodge & Cox disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dodge & Cox Fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dodge & Cox Fund.

DODGE & COX

2006

Annual Report

December 31, 2006

Stock Fund

ESTABLISHED 1965

(Closed to New Investors)

12/06 IF ARPrinted on recycled paper

TO OUR SHAREHOLDERS

It is not often one has the opportunity to recognize a colleague who has contributed to an organization for close to four decades, so we begin this year’s annual letter to shareholders with a warm farewell to Harry Hagey, who retired from Dodge & Cox on December 31, 2006. Harry joined Dodge & Cox 39 years ago as a security analyst, and served as the firm’s Chairman for the past 14 years and Chief Executive Officer between 1992 and 2005. He served as the firm’s fourth Chairman—the firm’s founder, E. Morris Cox, Peter Avenali and Joe Fee came before him. He also succeeded Peter Avenali as Chairman of the Dodge & Cox Funds.

Harry’s greatest legacy is the importance he placed on Dodge & Cox’s culture, specifically: strong ethics (i.e., placing our clients’ interests ahead of our own), the firm’s employee ownership structure, respect for each client and employee, and the absence of a marketing mindset. Harry ingrained these important tenets into all of us over his years here, and he helped develop our team of 59 investment professionals (who have an average tenure at the firm of 10 years), including our Investment Policy Committee whose nine members now have an average tenure at Dodge & Cox of 21 years.

We greatly appreciate Harry’s leadership and many years of hard work on behalf of the firm and its clients. We will miss his warm personality and camaraderie, and we wish him well in his future endeavors. Effective January 1, 2007, John A. Gunn was appointed Chairman of the firm and of the Dodge & Cox Funds. John has been with Dodge & Cox since 1972, and also serves as the firm’s CEO.

2006 PERFORMANCE REVIEW

We are pleased to report that 2006 was the seventh consecutive year in which the Stock Fund outperformed the Standard & Poor’s 500 Index (S&P 500). The Fund returned 18.5% in 2006 compared to 15.8% for the S&P 500. At year end, the Fund had net assets of $66.2 billion, including a cash position of 4.4%.

Persistence and a long-term investment horizon are key components of our investment approach. In 2005, our persistence was tested by the Fund’s Media stocks, which were among the Fund’s weakest performers. Persistence was rewarded in 2006, as these companies, which produce and/or deliver entertainment, data and telecommunication services, were some of the year’s strongest performers. For example, Comcast, which lost 22% in 2005, returned 63% in 2006; it was the Fund’s largest contributor and is now its largest holding. News Corp. (up 39%), Time Warner (up 26%) and the wireless telephone service provider, Vodafone (up 36%), were also strong contributors. Cable companies like Time Warner and Comcast are now competing directly with telecommunication services companies. The Fund has a higher weighting than the S&P 500 in Media (11% versus 3%), and a lower weighting in Telecommunication Services (2% versus 4% for the S&P 500). This higher weighting in Media helped the Fund’s performance relative to the S&P 500 in 2006, while the lower weighting in Telecommunications hurt.

The Fund’s Information Technology holdings, which were up 22% in aggregate versus 9% for those in the S&P 500, continued to contribute to the Fund’s relative returns in 2006. Standouts include the Fund’s second largest holding, Hewlett-Packard (up 45%) and a smaller position in BMC Software (up 57%). Information Technology stocks now comprise 14.6% of the Fund compared to 15.1% of the S&P 500. However, the Fund’s Technology holdings generally have much lower valuations than those in the S&P 500—as of year end the Fund’s Technology stocks were valued at an average price-to-sales (P/S) ratio of 0.9 times, while those in the S&P 500 traded at an average P/S of 2.6 times.

Detractors from the Fund’s relative performance included three of the Fund’s Japanese technology-related companies, Sony (up 6%), Matsushita (up 5%) and Hitachi (down 6%), which are not a part of the S&P 500 and lagged its return. Capital One Financial (down 11%) was the Fund’s single largest detractor for the year.

As always, we manage the Fund using a three-to-five year investment horizon, and encourage shareholders to focus on this longer time period.

P A G E 1 D O D G E & C O X STOCK F U N D

LOOKING FORWARD

Technological innovation and the spread of free market economic principles are facilitating the continued integration of the global economy and rapid expansion of the developing world. While there will undoubtedly be bumps in the road along the way, we don’t see these trends ending any time soon. Integration and growth in the global economy have had a profound impact on the companies in our investment universe, and consequently on how we conduct research at Dodge & Cox. For instance, 38 of the Fund’s U.S.-domiciled companies have at least 25% of their sales coming from overseas. These 38 U.S. companies represent 48% of the Fund’s assets. Some are also leaders in technological innovation (e.g., Motorola—70% of sales overseas, Hewlett-Packard—65%, Sun Microsystems—59%, Avaya—42%, Dell—35% and FedEx—25%), which are helping fuel the global expansion. Additionally, another 17% of the Fund is invested in 18 companies that are based outside the U.S. (all of which are traded on U.S. exchanges in U.S. dollars).

As U.S. companies have been increasing their sales internationally, we too have been expanding our research effort over the past ten years to include a global perspective. In fact, the decision to start our International Stock Fund in 2001 was made in part to improve our overall research effort for the benefit of all of our current clients—including the shareholders of the Stock Fund. Each of our 20 research analysts take a global view when covering their industries, and is responsible for making investment recommendations to the teams managing all four of the Dodge & Cox Funds.

IN CLOSING

We conclude with a thought about the future. While we remain optimistic about the long-term prospects for the world economy and confident in our ability to continue to implement our investment approach, the past seven years (roughly since the peak of the technology-led market bubble) have been exceptional for the Stock Fund compared to the broad market. Since the end of 1999, the Fund has returned an annualized 12.8% per year compared to 1.1% per year for the S&P 500. Over this time period, what were lower valuation stocks (primarily in the

Industrial, Materials and Energy sectors) have significantly outperformed what turned out to be overvalued stocks (primarily in the Information Technology, Media, Telecommunications and Health Care sectors).

Today, with valuations across all sectors of the market much more homogeneous, the possibility of the Fund outperforming the S&P 500 by such a wide margin going forward is remote. Indeed, outperforming the S&P 500 at all given this valuation landscape will be a formidable challenge. Moreover, we would like to remind shareholders that equity returns have historically been volatile; stock prices go up and down, and investors could lose money. Regardless of what happens in the near term, our team at Dodge & Cox will continue to focus on our three-to-five year investment horizon and work hard to uncover attractive opportunities.

Thank you for your continued confidence in our firm as a shareholder of the Dodge & Cox Stock Fund. As always, we welcome your comments and questions.

For the Board of Trustees,

[Graphic appears here]

[Graphic appears here]

John A. Gunn,

Kenneth E. Olivier,

Chairman

President

February 9, 2007

D O D G E & C O X STOCK F U N D P A G E 2

A Message from Former Chairman Harry Hagey

On October 1, 1967, I began my career at Dodge & Cox. At that time, Dodge & Cox was a small independent regional investment counseling firm working with individuals, pension funds and endowment funds. In addition, the firm managed two small no-load mutual funds: the Dodge & Cox Balanced Fund and the Dodge & Cox Stock Fund. After 39 wonderful years at this firm, I am now retiring. I want to take this opportunity to first thank you, our mutual fund shareholders for the trust you have placed in our firm over the years; second, to thank all of my associates with whom I have had the pleasure of working; and finally, to provide you with my thoughts on the current status of the firm and my optimistic outlook for its future.

Let me summarize what I think are the key components that make Dodge & Cox a successful money management firm. First and most importantly, ethical considerations are paramount. We have an excellent reputation, and we work hard to maintain it. When making decisions about how we manage our firm, we always start by asking what is in the best interests of our current clients.

Second, we are in the single business of providing continuous high quality investment management service to our existing clients and shareholders. We decided a long time ago that we are not in business to provide a series of financial products to the investment marketplace. Through a team-oriented, long-term approach, our investment objective is to first preserve and then enhance the future purchasing power of our clients’ wealth over the long term. Over the years, I have often reminded my associates that there are literally millions of individuals counting on us.

A third important ingredient is our employees. We insist on a respect for each individual employee as well as for the entire firm. We work within a collegial environment with the goal of having all of our people think as owners, not just as employees. Our working environment has led to low employee turnover, which in turn, has created stability and continuity over the years.

Finally, with regard to the firm, probably the most important characteristic is our independence. We only report to the Fund’s shareholders, our clients and to ourselves. Ownership of Dodge & Cox is limited to the firm’s active employees, thus I have sold (at book value) my interest in Dodge & Cox back to the firm so my shares will now be available to those coming after me.

As for the future of Dodge & Cox, I am extremely optimistic. We have a deep and talented investment team across the board: domestic equity, international equity and fixed-income. I leave Dodge & Cox today as strong as it has ever been in our 76-year history. I have complete confidence that John Gunn, Ken Olivier, Dana Emery and others will act as responsible stewards of the firm’s unique culture.

On a personal note, the only investment options in the Dodge & Cox retirement plan are the Dodge & Cox Funds, so my own retirement assets have benefited from the Funds’ past results. I look forward to continuing on as a long-term shareholder of the Dodge & Cox Funds.

Thanks again for the confidence you have placed in our firm over the years.

Sincerely,

Harry R. Hagey

PAGE 3 D O D G E & C O X STOCK F U N D

GROWTH OF $10,000 OVER 10 YEARS

FOR AN INVESTMENT MADE ON DECEMBER 31, 1996



$60,000
50,000
40,000
30,000
20,000
10,000
Dodge & Cox Stock Fund $37,857
S&P 500 $22,461
'96
'98
'00
'02
'04
'06

AVERAGE ANNUAL TOTAL RETURN

FOR PERIODS ENDED DECEMBER 31, 2006

	1 Year	5 Years	10 Years	20 Years
Dodge & Cox Stock Fund	18.54%	12.84%	14.23%	14.81%
S&P 500	15.79	6.18	8.42	11.80

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Visit the Fund's web site at www.dodgeandcox.com or call 1-800-621-3979 for current performance figures.

The Fund's total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. The Standard & Poor's 500 (S&P 500) is a broad-based unmanaged measure of common stocks. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses.

Standard & Poor's, Standard & Poor's 500, and S&P 500® are trademarks of The McGraw-Hill Companies, Inc.

FUND EXPENSE EXAMPLE

As a Fund shareholder, you incur ongoing Fund costs, including management fees and other Fund expenses. All mutual funds have ongoing costs, sometimes referred to as operating expenses. The following example shows ongoing costs of investing in the Fund and can help you understand these costs and compare them with those of other mutual funds. The example assumes a $1,000 investment held for the six months indicated.

ACTUAL EXPENSES

The first line of the table below provides information about actual account values and expenses based on the Fund's actual returns. You may use the information in this line, together with your account balance, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line under the heading "Expenses Paid During Period" to estimate the expenses you paid on your account during this period.

HYPOTHETICAL EXAMPLE FOR COMPARISON WITH OTHER MUTUAL FUNDS

Information on the second line of the table can help you compare ongoing costs of investing in the Fund with those of other mutual funds. This information may not be used to estimate the actual ending account balance or expenses you paid during the period. The hypothetical "Ending Account Value" is based on the actual expense ratio of the Fund and an assumed 5% annual rate of return before expenses (not the Fund's actual return). The amount under the heading "Expense Paid During the Period" shows the hypothetical expenses your account would have incurred under this scenario. You can compare this figure with the 5% hypothetical examples that appear in shareholder reports of other mutual funds.

Six Months Ended December 31, 2006	Beginning Account Value 7/1/2006	Ending Account Value 12/31/2006	Expenses Paid During Period*
Based on Actual Fund Return	$1,000.00	$1,116.60	$2.74
Based on Hypothetical 5% Yearly Return	1,000.00	1,022.61	2.62

* Expenses are equal to the Fund's annualized six-month expense ratio of 0.51%, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).

The expenses shown in the table highlight ongoing costs only and do not reflect any transactional fees or account maintenance fees. While other mutual funds may charge such fees, please note that the Fund does not charge transaction fees (e.g., redemption fees, sales loads) or universal account maintenance fees (e.g., small account fees).

DODGE & COX STOCK FUND • PAGE 4

FUND INFORMATION December 31, 2006

GENERAL INFORMATION

Net Asset Value Per Share	$153.46
Total Net Assets (billions)	$66.2
2006 Expense Ratio	0.52%
2006 Portfolio Turnover Rate	14%
30-Day SEC Yield[a]	1.26%
Fund Inception	1965
No sales charges or distribution fees	

Investment Manager: Dodge & Cox, San Francisco. Managed by the Investment Policy Committee, whose nine members' average tenure at Dodge & Cox is 21 years.

ASSET ALLOCATION


Stocks: 95.6%
Cash Equivalents: 4.4%

PORTFOLIO CHARACTERISTICS

PORTFOLIO CHARACTERISTICS	FUND	S&P 500
Number of Stocks	85	500
Median Market Capitalization (billions)	$26	$13
Weighted Average Market Capitalization (billions)	$77	$103
Price-to-Earnings Ratio[b]	15.5x	15.3x
Foreign Stocks[c] (% of Fund)	17.1%	0.0%

SECTOR DIVERSIFICATION

SECTOR DIVERSIFICATION	FUND	S&P 500
Consumer Discretionary	22.2%	10.6%
Information Technology	14.6	15.1
Health Care	14.5	12.0
Financials	13.9	22.3
Energy	9.0	10.0
Industrials	8.7	10.8
Materials	5.2	3.0
Consumer Staples	4.3	9.3
Telecommunication Services	2.1	3.5
Utilities	1.1	3.4

TEN LARGEST HOLDINGS[d]

Comcast Corp. *Class A*	3.9%
Hewlett-Packard Co.	3.7
News Corp. *Class A*	3.0
Time Warner, Inc.	2.8
Pfizer, Inc.	2.8
Wal-Mart Stores, Inc.	2.8
Chevron Corp.	2.7
Sanofi-Aventis *ADR (France)*	2.6
Sony Corp. *ADR (Japan)*	2.6
McDonald's Corp.	2.5

(a) SEC Yield is an annualization of the Fund's total net investment income per share for the 30-day period ended on the last day of the month.
(b) Price-to-earnings (P/E) ratio is calculated using 12-month forward consensus earnings estimates.
(c) Foreign stocks are U.S. dollar-denominated.
(d) The Fund's portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

PAGE 5 • DODGE & COX STOCK FUND

PORTFOLIO OF INVESTMENTS December 31, 2006

COMMON STOCKS: 95.6%

	SHARES	VALUE
CONSUMER DISCRETIONARY: 22.2%		
AUTOMOBILES & COMPONENTS: 0.5%		
Honda Motor Co., Ltd. ADR[b] (Japan)	9,050,300	$ 357,848,862
CONSUMER DURABLES & APPAREL: 5.9%		
Koninklijke Philips Electronics NV[b] (Netherlands)	8,600,000	323,188,000
Matsushita Electric Industrial Co., Ltd. ADR[b] (Japan)	69,064,700	1,387,509,823
Nike, Inc., Class B	3,625,000	358,983,750
Sony Corp. ADR[b] (Japan)	39,417,700	1,688,260,091
Thomson ADR[b] (France)	6,586,000	128,558,720
		3,886,500,384
CONSUMER SERVICES: 2.5%		
McDonald's Corp.	36,733,900	1,628,413,787
MEDIA: 11.0%		
Comcast Corp., Class A[a]	60,418,191	2,557,502,025
EchoStar Communications Corp.[a]	8,239,670	313,354,650
Interpublic Group of Companies, Inc.[a],[c]	27,499,200	336,590,208
Liberty Capital, Series A[a]	2,396,380	234,797,313
News Corp., Class A	91,295,238	1,961,021,712
Time Warner, Inc.	86,628,400	1,886,766,552
		7,290,032,460
RETAILING: 2.3%		
Federated Department Stores, Inc.	11,119,006	423,967,699
Gap, Inc.	24,753,600	482,695,200
Genuine Parts Co.[c]	8,931,300	423,611,559
Liberty Interactive, Series A[a]	8,853,900	190,978,623
		1,521,253,081
		14,684,048,574
CONSUMER STAPLES: 4.3%		
FOOD & STAPLES RETAILING: 2.8%		
Wal-Mart Stores, Inc.	39,498,900	1,824,059,202
FOOD, BEVERAGE & TOBACCO: 1.0%		
Unilever NV[b] (Netherlands)	24,511,700	667,943,825
HOUSEHOLD & PERSONAL PRODUCTS: 0.5%		
Avon Products, Inc.	10,466,000	345,796,640
		2,837,799,667
ENERGY: 9.0%		
Baker Hughes, Inc.	11,503,300	858,836,378
Chevron Corp.	24,196,971	1,779,203,278
ConocoPhillips	11,735,800	844,390,810
Exxon Mobil Corp.	9,203,500	705,264,205
Occidental Petroleum Corp.	10,277,800	501,864,974
Royal Dutch Shell PLC ADR[b] (United Kingdom)	10,407,864	740,519,523
Schlumberger, Ltd.	8,028,664	507,090,418
		5,937,169,586

	SHARES	VALUE
FINANCIALS: 13.9%		
BANKS: 3.1%		
Wachovia Corp.	28,295,214	$1,611,412,437
Wells Fargo & Co.	12,061,000	428,889,160
		2,040,301,597
DIVERSIFIED FINANCIALS: 3.5%		
Capital One Financial Corp.	13,183,778	1,012,777,826
Citigroup, Inc.	23,574,600	1,313,105,220
		2,325,883,046
INSURANCE: 6.4%		
Aegon NV[b] (Netherlands)	35,594,301	674,512,004
Chubb Corp.	11,446,600	605,639,606
Genworth Financial, Inc., Class A	8,845,000	302,587,450
Loews Corp.	15,436,000	640,130,920
MBIA, Inc.	2,993,176	218,681,439
Safeco Corp.	5,545,000	346,839,750
St. Paul Travelers Companies, Inc.	22,745,350	1,221,197,841
UnumProvident Corp.	11,719,700	243,535,366
		4,253,124,376
REAL ESTATE: 0.9%		
Equity Office Properties Trust[c]	12,381,900	596,436,123
		9,215,745,142
HEALTH CARE: 14.5%		
HEALTH CARE EQUIPMENT & SERVICES: 4.8%		
Becton, Dickinson & Co.	4,210,850	295,391,128
Cardinal Health, Inc.[c]	24,264,150	1,563,339,184
Health Management Associates, Inc.[c]	15,303,200	323,050,552
WellPoint, Inc.[a]	12,780,700	1,005,713,283
		3,187,494,147
PHARMACEUTICALS & BIOTECHNOLOGY: 9.7%		
Bristol-Myers Squibb Co.	21,145,650	556,553,508
GlaxoSmithKline PLC ADR[b] (United Kingdom)	14,663,800	773,662,088
Pfizer, Inc.	71,009,345	1,839,142,035
Sanofi-Aventis ADR[b] (France)	37,579,000	1,735,022,430
Schering-Plough Corp.	19,939,600	471,372,144
Thermo Fisher Scientific, Inc.[a],[c]	9,111,300	412,650,777
Wyeth	12,139,900	618,163,708
		6,406,566,690
		9,594,060,837
INDUSTRIALS: 8.7%		
CAPITAL GOODS: 4.0%		
American Power Conversion Corp.[c]	13,409,652	410,201,255
General Electric Co.	17,100,000	636,291,000
Masco Corp.	12,908,500	385,576,895
Tyco International, Ltd.	31,065,500	944,391,200
Volvo AB ADR[b] (Sweden)	3,751,400	258,171,348
		2,634,631,698

See accompanying Notes to Financial Statements
DODGE & COX STOCK FUND • PAGE 6

PORTFOLIO OF INVESTMENTS December 31, 2006

COMMON STOCKS (continued)

	SHARES	VALUE
COMMERCIAL SERVICES & SUPPLIES: 0.7%		
Pitney Bowes, Inc.	9,412,850	$ 434,779,541
TRANSPORTATION: 4.0%		
FedEx Corp.	11,756,300	1,276,969,306
Union Pacific Corp.[c]	15,120,650	1,391,402,213
		2,668,371,519
		5,737,782,758
INFORMATION TECHNOLOGY: 14.6%		
SOFTWARE & SERVICES: 3.7%		
BMC Software, Inc.[a],[c]	10,876,500	350,223,300
Computer Sciences Corp.[a],[c]	12,858,900	686,279,493
Compuware Corp.[a],[c]	19,312,600	160,873,958
EBay, Inc.[a]	9,921,098	298,327,417
Electronic Data Systems Corp.[c]	34,711,300	956,296,315
		2,452,000,483
TECHNOLOGY, HARDWARE & EQUIPMENT: 10.9%		
Avaya, Inc.[a],[c]	31,094,924	434,707,038
Dell, Inc.[a]	28,739,033	721,062,338
Hewlett-Packard Co.	59,785,534	2,462,566,145
Hitachi, Ltd. ADR[b] (Japan)	10,339,800	644,789,928
Kyocera Corp. ADR[b] (Japan)	61,400	5,826,246
Motorola, Inc.	50,722,100	1,042,846,376
NCR Corp.[a]	7,220,300	308,740,028
Nortel Networks Corp.[a],[b] (Canada)	3,182,149	85,058,843
Sun Microsystems, Inc.[a]	83,364,900	451,837,758
Xerox Corp.[a],[c]	63,334,900	1,073,526,555
		7,230,961,255
		9,682,961,738
MATERIALS: 5.2%		
Akzo Nobel NV ADR[b],[c] (Netherlands)	12,807,223	779,575,664
Alcoa, Inc.	8,360,683	250,904,097
Cemex SAB de CV ADR[b] (Mexico)	6,000,000	203,280,000
Dow Chemical Co.	33,089,980	1,321,613,801
International Paper Co.	7,673,400	261,662,940
Nova Chemicals Corp.[b],[c] (Canada)	4,740,470	132,259,113
Rohm and Haas Co.	9,162,100	468,366,552
		3,417,662,167
TELECOMMUNICATION SERVICES: 2.1%		
Sprint Nextel Corp.	37,000,000	698,930,000
Vodafone Group PLC ADR[b] (United Kingdom)	25,799,637	716,713,916
		1,415,643,916
UTILITIES: 1.1%		
Duke Energy Corp.	14,083,600	467,716,356
FirstEnergy Corp.	4,474,700	269,824,410
		737,540,766
TOTAL COMMON STOCKS (Cost $44,711,425,489)		**63,260,415,151**

SHORT-TERM INVESTMENTS: 4.5%

	PAR VALUE	VALUE
SSgA Prime Money Market Fund	$ 63,615,990	$ 63,615,990
State Street Repurchase Agreement 4.40%, 1/2/07, maturity value $1,884,901,057 (collateralized by U.S. Treasury Securities, value $1,921,675,344, 3.50%-8.125%, 6/30/08-8/15/25)	1,883,980,000	1,883,980,000
U.S. Treasury Bills		
1/4/07	225,000,000	224,910,375
1/11/07	150,000,000	149,801,875
1/18/07	150,000,000	149,663,542
2/1/07	100,000,000	99,597,000
3/29/07	225,000,000	222,381,844
4/5/07	225,000,000	222,182,937
TOTAL SHORT-TERM INVESTMENTS (Cost $3,016,133,563)		**3,016,133,563**
TOTAL INVESTMENTS (Cost $47,727,559,052)	100.1%	**66,276,548,714**
OTHER ASSETS, LESS LIABILITIES	(0.1%)	(91,542,745)
TOTAL NET ASSETS	100.0%	$66,185,005,969

[a] Non-income producing
[b] Security issued by a foreign entity, denominated in U.S. dollars
[c] See Note 6 regarding holdings of 5% voting securities

ADR: American Depository Receipt

PAGE 7 • DODGE & COX STOCK FUND

See accompanying Notes to Financial Statements

STATEMENT OF ASSETS AND LIABILITIES

	December 31, 2006
ASSETS:	
Investments, at value	
Unaffiliated issuers (cost $41,860,195,839)	$58,034,187,971
Affiliated issuers (cost $5,867,363,213)	8,242,360,743
	66,276,548,714
Receivable for investments sold	12,278,073
Receivable for Fund shares sold	158,347,018
Dividends and interest receivable	79,072,550
Prepaid expenses and other assets	285,405
	66,526,531,760
LIABILITIES:	
Payable for investments purchased	207,008,468
Payable for Fund shares redeemed	104,251,297
Management fees payable	28,008,136
Accrued expenses	2,257,890
	341,525,791
NET ASSETS	$66,185,005,969
NET ASSETS CONSIST OF:	
Paid in capital	$47,155,224,331
Undistributed net investment income	17,897,360
Undistributed net realized gain on investments	462,894,616
Net unrealized appreciation on investments	18,548,989,662
	$66,185,005,969
Fund shares outstanding (par value $0.01 each, unlimited shares authorized)	431,292,690
Net asset value per share	$153.46

STATEMENT OF OPERATIONS

	Year Ended December 31, 2006
INVESTMENT INCOME:	
Dividends (net of foreign taxes of $15,774,039)	
Unaffiliated issuers	$ 926,167,606
Affiliated issuers	95,238,561
Interest	147,445,426
	1,168,851,593
EXPENSES:	
Management fees	293,203,489
Custody and fund accounting fees	817,752
Transfer agent fees	5,691,729
Professional services	79,160
Shareholder reports	2,383,526
Registration fees	631,651
Trustees' fees	167,500
Miscellaneous	356,855
	303,331,662
NET INVESTMENT INCOME	865,519,931
REALIZED AND UNREALIZED GAIN ON INVESTMENTS:	
Net realized gain	
Unaffiliated issuers	2,154,293,941
Affiliated issuers	1,055,073,324
Net change in unrealized appreciation	5,995,600,442
Net realized and unrealized gain	9,204,967,707
NET INCREASE IN NET ASSETS FROM OPERATIONS	$ 10,070,487,638

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended December 31, 2006	Year Ended December 31, 2005
OPERATIONS:		
Net investment income	$ 865,519,931	$ 605,010,646
Net realized gain	3,209,367,265	1,130,060,343
Net change in unrealized appreciation	5,995,600,442	2,657,836,787
Net increase in net assets from operations	10,070,487,638	4,392,907,776
DISTRIBUTIONS TO SHAREHOLDERS FROM:		
Net investment income	(850,295,361)	(611,260,756)
Net realized gain	(2,847,558,997)	(1,222,133,564)
Total distributions	(3,697,854,358)	(1,833,394,320)
FUND SHARE TRANSACTIONS:		
Proceeds from sale of shares	10,571,607,422	9,806,907,602
Reinvestment of distributions	3,483,584,887	1,700,707,781
Cost of shares redeemed	(6,427,028,935)	(5,149,262,920)
Net increase from Fund share transactions	7,628,163,374	6,358,352,463
Total increase in net assets	14,000,796,654	8,917,865,919
NET ASSETS:		
Beginning of year	52,184,209,315	43,266,343,396
End of year (including undistributed net investment income of $17,897,360 and $2,672,790, respectively)	$66,185,005,969	$52,184,209,315
SHARE INFORMATION:		
Shares sold	71,830,464	74,426,365
Distributions reinvested	22,836,316	12,641,751
Shares redeemed	(43,682,824)	(39,005,611)
Net increase in shares outstanding	50,983,956	48,062,505

See accompanying Notes to Financial Statements

Dodge & Cox Stock Fund • Page 8

NOTES TO FINANCIAL STATEMENTS

NOTE 1—ORGANIZATION AND SIGNIFICANT

ACCOUNTING POLICIES

Dodge & Cox Stock Fund (the “Fund”) is one of the series constituting the Dodge & Cox Funds (the “Trust” or the “Funds”). The Trust is organized as a Delaware statutory trust and is registered under the Investment Company Act of 1940, as amended, as a diversified, open-end management investment company. The Fund commenced operations on January 4, 1965, and seeks long-term growth of principal and income. Risk considerations and investment strategies of the Fund are discussed in the Fund’s Prospectus. The Fund is closed to new investors.

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which require the use of estimates and assumptions by management. Significant accounting policies are as follows: Security valuation The Fund’s net assets are valued as of the close of trading on the New York Stock Exchange (NYSE), generally 4:00 p.m. Eastern Time, each day that the NYSE is open for business. Stocks are valued at the official quoted close price or the last sale of the day at the close of the NYSE or, if not available, at the mean between the exchange listed bid and ask prices for the day. A security that is listed or traded on more than one exchange is valued at the quotation on the exchange determined to be the primary market for such security. Security values are not discounted based on the size of the Fund’s position. Securities for which market quotations are not readily available are valued at fair value as determined in good faith by or at the direction of the Board of Trustees. Short-term securities are valued at amortized cost which approximates current value. All securities held by the Fund are denominated in U.S. dollars.

Security transactions, investment income, expenses, and distributions Security transactions are recorded on the trade date. Realized gains and losses on securities sold are determined on the basis of identified cost.

Dividend income and corporate action transactions are recorded on the ex-dividend date, except for certain dividends or corporate actions from foreign securities where the ex-dividend date may have passed, which are recorded as soon as the Fund is informed of the ex-dividend date. Withholding taxes on foreign dividends have been provided for in accordance with the Fund’s understanding of the applicable country’s tax rules and rates. Non-cash dividends included in dividend income, if any, are recorded at the fair market value of the securities received. Distributions received in excess of income are recorded as a reduction of cost of investments and/or realized gain. The Fund may estimate the character of distributions received from Real Estate Investment Trusts (“REITs”). Interest income is recorded on the accrual basis.

Expenses are recorded on the accrual basis. Most expenses of the Trust can be directly attributed to a specific series. Expenses which cannot be directly attributed are apportioned among the Funds in the Trust.

Distributions to shareholders are recorded on the ex-dividend date.

Repurchase agreements The Fund may enter into repurchase agreements secured by U.S. government securities which involve the purchase of securities from a counterparty with a simultaneous commitment to resell the securities at an agreed-upon date and price. It is the Fund’s policy that its custodian take possession of the underlying collateral securities, the fair value of which exceeds the principal amount of the repurchase transaction, including accrued interest, at all times. In the event of default by the counterparty, the Fund has the contractual right to liquidate the securities and to apply the proceeds in satisfaction of the obligation.

NOTE 2—RELATED PARTY TRANSACTIONS

Management fees Under a written agreement approved by a unanimous vote of the Board of Trustees, the Fund pays an annual management fee of 0.50% of the Fund’s average daily net assets to Dodge & Cox, investment manager of the Fund. The agreement further provides that Dodge & Cox shall waive its fee to the extent that such fee plus all other ordinary operating expenses of the Fund exceed 0.75% of the average daily net assets for the year.

Fund officers and trustees All officers and three of the trustees of the Trust are officers or employees of Dodge & Cox. The Trust pays a fee only to those trustees who are not affiliated with Dodge & Cox.

PAGE 9 D O D G E & C O X STOCK F U N D

NOTES TO FINANCIAL STATEMENTS

Indemnification Under the Trust's organizational documents, its officers and trustees are indemnified against certain liabilities arising out of the performance of their duties to the Trust. In addition, in the normal course of business the Trust enters into contracts that provide general indemnities to other parties. The Trust's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Trust that have not yet occurred.

NOTE 3—INCOME TAX INFORMATION

A provision for federal income taxes is not required since the Fund intends to continue to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code and distribute all of its taxable income to shareholders. Distributions are determined in accordance with income tax regulations, which may differ from net investment income and realized gains for financial reporting purposes. Financial reporting records are adjusted for permanent book/tax differences to reflect tax character. Financial records are not adjusted for temporary differences.

Book/tax differences are primarily due to differing treatments of net short-term realized gain. At December 31, 2006, the cost of investments for federal income tax purposes was equal to the cost for financial reporting purposes.

Distributions during the year ended December 31, 2006 and 2005 were characterized as follows for federal income tax purposes:

	2006	2005
Ordinary income	$952,202,374 *($2.367 per share)*	$697,551,960 *($1.941 per share)*
Long-term capital gain	$2,745,651,984 *($6.663 per share)*	$1,135,842,360 *($3.094 per share)*

At December 31, 2006, the tax basis components of distributable earnings were as follows:

Unrealized appreciation	$18,637,037,433
Unrealized depreciation	(88,047,771)
Net unrealized appreciation	18,548,989,662
Undistributed ordinary income	63,362,945
Undistributed long-term capital gain	417,429,031

NOTE 4—PURCHASES AND SALES OF INVESTMENTS

For the year ended December 31, 2006, purchases and sales of securities, other than short-term securities, aggregated $12,153,934,290 and $7,856,174,279, respectively.

NOTE 5—ACCOUNTING PRONOUNCEMENTS

In July 2006, the Financial Accounting Standards Board (FASB) issued Interpretation 48, "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position must meet before being recognized in the financial statements. FIN 48 is effective for the Fund beginning June 29, 2007. The impact to the Fund's financial statements, if any, has not yet been determined.

In September 2006, FASB issued "Statement of Financial Accounting Standards No. 157, Fair Value Measurements" (SFAS 157). SFAS 157 is effective for the Fund beginning January 1, 2008. It defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Management is currently evaluating the impact the adoption of SFAS 157 will have on the Fund's financial statement disclosures.

DODGE & COX STOCK FUND • PAGE 10

NOTES TO FINANCIAL STATEMENTS

NOTE 6—HOLDINGS OF 5% VOTING SECURITIES

Each of the companies listed below is considered to be an affiliate of the Fund because the Fund owned 5% or more of the company's voting securities during the year ended December 31, 2006. Transactions during the year in securities of affiliated companies were as follows:

	Shares at Beginning of Year	Additions	Reductions	Shares at End of Year	Dividend Income[(a)]	Value at End of Year
Akzo Nobel NV ADR (Netherlands)	16,294,523	4,500	(3,491,800)	12,807,223	$16,566,335	$ —[(c)]
American Power Conversion Corp.	6,347,281	7,062,371	—	13,409,652	4,117,084	410,201,255
Avaya, Inc.	31,552,500	13,800	(471,376)	31,094,924	—[(b)]	434,707,038
BMC Software, Inc.	15,440,000	5,500	(4,569,000)	10,876,500	—[(b)]	350,223,300
Cardinal Health, Inc.	20,444,350	3,819,800		24,264,150	7,136,858	1,563,339,184
Computer Sciences Corp.	12,853,900	5,000	—	12,858,900	—[(b)]	686,279,493
Compuware Corp.	19,297,600	15,000	—	19,312,600	—[(b)]	160,873,958
Dillard's, Inc., Class A	5,161,600	—	(5,161,600)	—	138,245	—[(c)]
Electronic Data Systems Corp.	34,697,300	14,000	—	34,711,300	6,940,860	956,296,315
Engelhard Corp.	8,265,600	—	(8,265,600)	—	991,872	—[(c)]
Equity Office Properties Trust	23,332,200	9,000	(10,959,300)	12,381,900	13,512,046	—[(c)]
Fluor Corp.	4,362,050	—	(4,362,050)	—	—	—[(c)]
Genuine Parts Co.	8,926,300	5,000	—	8,931,300	12,053,880	423,611,559
HCA, Inc.	20,475,800	3,409,000	(23,884,800)	—	10,663,672	—[(c)]
Health Management Associates, Inc.	—	15,303,200	—	15,303,200	2,262,024	323,050,552
Interpublic Group of Companies, Inc.	17,478,300	10,020,900	—	27,499,200	—[(b)]	336,590,208
Nova Chemicals Corp. (Canada)	4,737,970	2,500	—	4,740,470	1,423,882	132,259,113
Thermo Fisher Scientific, Inc.	8,906,800	204,500	—	9,111,300	—[(b)]	—[(c)]
Union Pacific Corp.	14,815,250	305,400	—	15,120,650	17,901,540	1,391,402,213
Whirlpool Corp.	3,558,750	—	(3,558,750)	—	1,530,263	—[(c)]
Xerox Corp.	64,118,600	27,000	(810,700)	63,334,900	—[(b)]	1,073,526,555
					$95,238,561	$8,242,360,743

[(a)] Net of foreign taxes, if any

[(b)] Non-income producing

[(c)] Company was not an affiliate at the end of the year

PAGE 11 • DODGE & COX STOCK FUND

FINANCIAL HIGHLIGHTS

SELECTED DATA AND RATIOS

(for a share outstanding throughout each year)	Year Ended December 31,				
	2006	2005	2004	2003	2002
Net asset value, beginning of year	$137.22	$130.22	$113.78	$ 88.05	$100.51
Income from investment operations:					
Net investment income	2.15	1.68	1.54	1.60	1.53
Net realized and unrealized gain (loss)	23.12	10.36	20.08	26.59	(12.06)
Total from investment operations	25.27	12.04	21.62	28.19	(10.53)
Distributions to shareholders from:					
Net investment income	(2.12)	(1.70)	(1.53)	(1.62)	(1.51)
Net realized gain	(6.91)	(3.34)	(3.65)	(0.84)	(0.42)
Total distributions	(9.03)	(5.04)	(5.18)	(2.46)	(1.93)
Net asset value, end of year	$153.46	$137.22	$130.22	$113.78	$ 88.05
Total return	18.54%	9.36%	19.16%	32.35%	(10.52)%
Ratios/supplemental data:					
Net assets, end of year (millions)	$66,185	$52,184	$43,266	$29,437	$14,036
Ratios of expenses to average net assets	0.52%	0.52%	0.53%	0.54%	0.54%
Ratios of net investment income to average net assets	1.48%	1.29%	1.32%	1.72%	1.74%
Portfolio turnover rate	14%	12%	11%	8%	13%

See accompanying Notes to Financial Statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees of Dodge & Cox Funds and Shareholders of Dodge & Cox Stock Fund

In our opinion, the accompanying statement of assets and liabilities, including the portfolio of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of the Dodge & Cox Stock Fund (the "Fund", one of the series constituting Dodge & Cox Funds) at December 31, 2006, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2006 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
San Francisco, California
February 9, 2007

Dodge & Cox Stock Fund • page 12

SPECIAL 2006 TAX INFORMATION

(unaudited)

The following information is provided pursuant to provisions of the Internal Revenue Code: The Fund designates up to a maximum amount of $1,007,797,883 of its distributions paid to shareholders in 2006 as qualified dividends (treated for federal income tax purposes in the hands of shareholders as taxable at a maximum rate of 15%).

For shareholders that are corporations, the Fund designates 68% of its ordinary dividends (including short-term gains) paid to shareholders in 2006 as dividends from domestic corporations eligible for the corporate dividends received deduction, provided that the shareholder otherwise satisfies applicable requirements to claim that deduction.

BOARD APPROVAL OF FUNDS’ INVESTMENT MANAGEMENT

AGREEMENTS AND MANAGEMENT FEES

(unaudited)

The Board of Trustees is responsible for overseeing the performance of the Dodge & Cox Funds’ investment manager and determining whether to continue the Investment Management Agreements between the Funds and Dodge & Cox each year (the “Agreements”). At a meeting of the Board of Trustees of the Trust held on December 14, 2006, the Trustees, by a unanimous vote (including a separate vote of those Trustees who are not “interested persons” (as defined in the Investment Company Act of 1940) (the “Independent Trustees”)), approved the renewal of the Agreements for an additional one-year term through December 31, 2007. During the course of the year, the Board received a wide variety of materials relating to the services provided by Dodge & Cox and the performance of the Funds.

INFORMATION RECEIVED

In advance of the meeting, the Board, including each of the Independent Trustees, requested, received and reviewed materials relating to the Agreements. The Independent Trustees retained Morningstar® to prepare an independent expense and performance summary for each Fund and comparable funds managed by other advisers identified by Morningstar®. The Morningstar® materials included information regarding advisory fee rates, expense ratios, and transfer agency, custodial and distribution expenses, as well as performance comparisons to an appropriate index or combination of indices. The materials reviewed by the Board also included information concerning Dodge & Cox’s profitability, financial results and condition, including advisory fee revenue and separate account advisory fee schedules. The Board additionally considered the Funds’ brokerage commissions, turnover rates and sales and redemption data for the Funds, including “soft dollar” payments made for research benefiting the Funds and other accounts managed by Dodge & Cox, and brokerage commissions and expenses paid by Dodge & Cox. Other aspects of Dodge & Cox’s services to the Funds which were reviewed included compliance and supervision of third-party service providers (e.g., custodian, fund accountant, transfer agent and state registration administrator), shareholder servicing, accounting and administrative services, web services, the character of non-advisory services, the record of compliance with the Funds’ investment policies and restrictions and the Funds’ Code of Ethics, investment management staffing and biographies, information furnished to investors and shareholders (including the Funds’ prospectus, Statement of Additional Information, shareholder reports, and quarterly reports), and third-party retirement plan administrator reimbursements by Dodge & Cox for the same periods.

The Board received copies of the Agreements and a memorandum from the Independent Legal Counsel to the Independent Trustees, discussing the factors generally regarded as appropriate to consider in evaluating advisory arrangements. The Trust’s Governance Committee, consisting solely of Independent Trustees, met with the Independent Legal Counsel on November 28, 2006 and again on December 14, 2006 to discuss whether to renew the Agreements. The Board, including the Independent Trustees, subsequently concluded that the existing Agreements are fair and reasonable and voted to approve the Agreements.

In considering the Agreements, the Board, including the Independent Trustees, did not identify any single factor or particular information as all-important or controlling. In reaching the decision to approve the

PAGE 13 D O D G E & C O X STOCK F U N D

Agreements, the Board, which was advised by Independent Legal Counsel, considered the following factors, among others, and reached the conclusions described below.

NATURE, QUALITY, AND EXTENT

OF THE SERVICES

The Board considered the nature, quality and extent of portfolio management, administrative and shareholder services performed by Dodge & Cox, including: Dodge & Cox’s established long-term history of care and conscientiousness in the management of the Funds; demonstrated consistency in investment approach and depth, background and experience of the Dodge & Cox Investment Policy Committee, International Investment Policy Committee, Fixed Income Investment Policy Committee and research analysts responsible for managing the Funds; Dodge & Cox’s organizational structure; frequent favorable recognition of Dodge & Cox and the Funds in the media and industry publications; Dodge & Cox’s performance in the areas of compliance, administration and shareholder communication and services, supervision of Fund operations and general oversight of other service providers; favorable peer group comparisons of expense ratios, management fee comparisons, expenses (e.g., transfer agent, custody and other fees and expenses) and asset comparisons and performance and risk summaries prepared independently by Morningstar® and favorable fiduciary grade and “Star” rankings by Morningstar®. The Board also acknowledged Dodge & Cox’s decision to close its institutional equity and balanced separate account business to new accounts and had previously voted, at the recommendation of Dodge & Cox, to close the Stock and Balanced Funds to control the pace of growth. The Board also acknowledged that the services provided by Dodge & Cox are extensive in nature and that Dodge & Cox consistently delivered a high level of service. The Board concluded that it was satisfied with the nature, extent and quality of investment management and other services provided to the Funds by Dodge & Cox.

INVESTMENT PERFORMANCE

The Board considered short-term and long-term investment performance for each Fund (including periods of outperformance or underperformance) as compared to both relevant indices and the performance of such Fund’s peer group. The performance information prepared by Morningstar® and Dodge & Cox demonstrated to the Board a consistent pattern of favorable performance for investors and, in most instances, the Funds have outperformed their peer groups for short and long-term periods. The Board considered that the performance of the Funds is the result of an investment management process that emphasizes a long-term investment horizon, independence, comprehensive research, price discipline and focus. The Board also noted that the strong investment performance delivered by Dodge & Cox to the Funds appeared to be consistent with the performance delivered for other (non-fund) clients of Dodge & Cox. The Board concluded that Dodge & Cox delivers favorable performance for Fund investors consistent with the long-term investment strategies being pursued by the Funds.

COSTS AND ANCILLARY BENEFITS

Costs of Services to Funds: Fees and Expenses. The Board considered each Fund’s management fee rates and expense ratios relative to industry averages for similar mutual funds and relative to management fees charged by Dodge & Cox to other (non-fund) clients. The Board evaluated the operating structures of the Funds and Dodge & Cox, including the following: Dodge & Cox has a centralized focus on investment management operations and derives revenue solely from management fees; its outsourcing of non-advisory support services to unaffiliated third-party service providers is efficient and less costly to investors; Dodge & Cox does not charge front-end sales commissions or distribution fees and bears all distribution-related costs as well as reimbursements to third-party retirement plan administrators; the Funds receive numerous administrative, regulatory compliance, and shareholder support services from Dodge & Cox without any additional administrative fee; and the fact that the Funds have relatively low transaction costs and portfolio turnover rates. The Board noted that the Funds are substantially below peer group averages in expense ratios and management fee rates. The Board also noted that the range of services under the Agreements is much more

D O D G E & C O X STOCK F U N D PAGE 14

extensive than under Dodge & Cox’s separate advisory (non-fund) client agreements, and considered that, when coupled with the greater risks and regulatory burdens associated with the high profile mutual fund business, there is reasonable justification for differences in fee rates charged between the two lines of business. The Board concluded that costs incurred by the Funds for the services they receive (including the management fee paid to Dodge & Cox) are reasonable and that the fees are acceptable based upon the qualifications, experience, reputation and performance of Dodge & Cox and the low overall expense ratios of the Funds.

Profitability and Costs of Services to Dodge & Cox; “Fall-out” Benefits. The Board reviewed reports of Dodge & Cox’s financial position, profitability and estimated overall value, and they considered Dodge & Cox’s overall profitability within its context as a private, employee-owned S-Corporation and relative to the favorable services provided. The Board considered recent increases to Dodge & Cox’s gross revenues, and noted the importance of Dodge & Cox’s profitability—which is derived solely from management fees and does not include other business ventures—to maintain its independence, company culture and ethics, and management continuity. They noted that Dodge & Cox’s profitability is enhanced due to its efficient internal business model, and that the compensation/profit structure at Dodge & Cox is vital for remaining independent and facilitating retention of its management and investment professionals. They also noted that Dodge & Cox has voluntarily limited growth of assets by closing the Stock and Balanced Funds to new investors and by not taking on new equity and balanced institutional separate account clients. The Board noted that these actions were financially disadvantageous to Dodge & Cox, but illustrated a commitment to act in the best interest of existing Fund shareholders and separate account clients. The Board considered potential “fall-out” benefits (including the receipt of research from unaffiliated brokers) that Dodge & Cox might receive in its association with the Funds. The Board also noted the extent of additional administrative services performed by Dodge & Cox for the Funds, and that the magnitude of costs and risks borne by Dodge & Cox in rendering advisory services to the Funds (including risks in the compliance, securities valuation and investment management processes) are continuing to increase. The Board concluded that the profitability of Dodge & Cox’s relationship with the Funds (including fall-out benefits) was fair and reasonable.

THE BENEFIT OF ECONOMIES OF SCALE

The Board considered whether there have been economies of scale with respect to the management of each Fund, whether the Funds have appropriately benefited from any economies of scale, and whether the management fee rate is reasonable in relation to the Fund assets and any economies of scale that may exist. The Board noted that the considerable efficiencies of the Funds’ organization and fee structure have been realized by shareholders at the outset of their investment (i.e., from the first dollar), as a result of management fee rates that start lower than industry and many peer group averages and management fees and overall expense ratios that are lower than averages for peer group funds with approximately the same level of assets. Shareholders also realize efficiencies from the outset of their investment due to organizational efficiencies derived from Dodge & Cox’s investment management process and the avoidance of distribution and marketing structures whose costs would ultimately be borne by the Funds. The Board noted that Dodge & Cox’s internal costs of providing investment management, administrative and compliance services to the Funds are continuing to increase. The Board’s decision to renew the Agreements was made after consideration of economies of scale and review of comparable fund expense ratios and historical expense ratio patterns for the Funds. Their review also included consideration of the desirability of adding breakpoints to the Funds’ fee schedules. The Board concluded that the current Dodge & Cox fee structure is fair and reasonable and adequately reflects economies of scale.

CONCLUSION

Based on their evaluation of all material factors and assisted by the advice of Independent Legal Counsel to the Independent Trustees, the Board, including the Independent Trustees, concluded that the advisory fee structure was fair and reasonable, that each Fund was

PAGE 15 D O D G E & C O X STOCK F U N D

paying a competitive fee for the services provided, that the scope and quality of Dodge & Cox’s services has provided substantial value for Fund shareholders over the long term, and that approval of the Agreements was in the best interests of each Fund and its shareholders.

FUND HOLDINGS

The Fund provides a complete list of its holdings four times each fiscal year, as of the end of each quarter. The lists appear in the Fund’s First Quarter, Semi-Annual, Third Quarter and Annual Reports to shareholders. The Fund files the lists with the Securities and Exchange Commission (SEC) on Form N-CSR (second and fourth quarters) and Form N-Q (first and third quarters). Shareholders may view the Fund’s Forms N-CSR and N-Q on the SEC’s website at www.sec.gov. Forms N-CSR and N-Q may also be reviewed and copied at the SEC’s Public

Reference Room in Washington, DC. Information regarding the operations of the Public Reference Room may be obtained by 1-202-942-8090 (direct) or 1-800-732-0330 (general SEC number). A complete list of the Fund’s quarter-end holdings is also available at www.dodgeandcox.com on or about 15 days following each quarter end and remains available on the web site until the list is updated in the subsequent quarter.

PROXY VOTING

For a free copy of the Fund’s proxy voting policies and procedures, please call 1-800-621-3979, visit the Fund’s web site at www.dodgeandcox.com or visit the SEC’s web site at www.sec.gov. Information regarding how the Fund voted proxies relating to portfolio securities during the most recent 12-month period ending June 30 is also available at www.dodgeandcox.com or at www.sec.gov.

D O D G E & C O X STOCK F U N DPAGE 16

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PAGE 17 D O D G E & C O X STOCK F U N D

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D O D G E & C O X STOCK F U N D PAGE 18

DODGE & COX FUNDS—EXECUTIVE OFFICER & TRUSTEE INFORMATION

Name (Age) and Address*	Position with Trust (Year of Election or Appointment)	Principal Occupation During Past 5 Years	Other Directorships Held by Trustees
INTERESTED TRUSTEES & OFFICERS			
John A. Gunn (63)	Chairman and Trustee (Trustee since 1985)	Chairman (since 2007), Chief Executive Officer (since 2005) and Director of Dodge & Cox, Portfolio Manager and member of Investment Policy Committee (IPC), Fixed Income Investment Policy Committee (FIIPC) and International Investment Policy Committee (IIPC)	—
Kenneth E. Olivier (54)	President and Trustee (Trustee since 2005)	President (since 2005) and Director of Dodge & Cox, Portfolio Manager and member of IPC	—
Dana M. Emery (45)	Vice President and Trustee (Trustee since 1993)	Executive Vice President (since 2005) and Director of Dodge & Cox, Manager of the Fixed Income Department, Portfolio Manager and member of FIIPC	—
Katherine Herrick Drake (52)	Vice President (Since 1993)	Vice President of Dodge & Cox, Portfolio Manager	—
Diana S. Strandberg (47)	Vice President (Since 2005)	Vice President of Dodge & Cox, Portfolio Manager and member of IPC and IIPC	
John M. Loll (40)	Assistant Treasurer and Assistant Secretary (Since 2000)	Vice President and Treasurer of Dodge & Cox	—
David H. Longhurst (49)	Treasurer (Since 2006)	Fund Administration and Accounting Senior Manager of Dodge & Cox (since 2004); Vice President, Treasurer, Controller and Secretary of Safeco Mutual Funds, Safeco Asset Management Company, Safeco Services, Safeco Securities, and Safeco Investment Services (2000-2004)	—
Thomas M. Mistele (53)	Secretary and Assistant Treasurer (Since 2000)	Chief Operating Officer (since 2004), Director (since 2005), Secretary and General Counsel of Dodge & Cox	—
Marcia P. Venegas (38)	Chief Compliance Officer (Since 2004)	Chief Compliance Officer of Dodge & Cox (since 2005), Compliance Officer of Dodge & Cox (2003-2004); Compliance and Business Risk Manager of Deutsche Asset Management, Australia Limited (1999-2001)	—
INDEPENDENT TRUSTEES			
William F. Ausfahl (66)	Trustee (Since 2002)	CFO, The Clorox Co. (1982-1997); Director, The Clorox Co. (1984-1997)	—
L. Dale Crandall (65)	Trustee (Since 1999)	President, Kaiser Foundation Health Plan, Inc. and Kaiser Foundation Hospitals (2000-2002); Senior Vice President—Finance and Administration & CFO, Kaiser Foundation Health Plan, Inc. and Kaiser Foundation Hospitals (1998-2000)	Director, Union BanCal Corporation (bank holding company) and Union Bank of California (commercial bank) (2001-Present); Director, Covad Communications Group (broadband communications services) (2002-Present); Director, Ansell Limited (medical equipment and supplies) (2002-Present); Director, BEA Systems, Inc. (software and programming) (2003-Present); Director, Coventry Health Care, Inc. (managed healthcare) (2004-Present)
Thomas A. Larsen (57)	Trustee (Since 2002)	Director in Howard, Rice, Nemerovski, Canady, Falk & Rabkin (law firm)	—
John B. Taylor (61)	Trustee (Since 2005)	Professor of Economics, Stanford University; Senior Fellow, Hoover Institution; Under Secretary for International Affairs, United States Treasury (2001-2005)	—
Will C. Wood (67)	Trustee (Since 1992)	Principal, Kentwood Associates, Financial Advisers	Director, Banco Latinoamericano de Exportaciones S.A. (Latin American Foreign Trade Bank) (1999-Present)

* The address for each Officer and Trustee is 555 California Street, 40th Floor, San Francisco, California 94104. Each Officer and Trustee oversees all four series in the Dodge & Cox Funds complex and serves for an indefinite term.

Additional information about the Trust's Trustees and Officers is available in the Trust's Statement of Additional Information (SAI). You can get a free copy of the SAI by visiting the Funds' website at www.dodgeandcox.com or calling 1-800-621-3979.

PAGE 19 • DODGE & COX STOCK FUND

Thank you for downloading information about the Dodge & Cox Funds’ Individual Retirement Account (IRA).

This file contains the Dodge & Cox Funds’ IRA, IRA Account Application and Transfer of Assets Form, as well as Dodge & Cox Funds’ and State Street Bank and Trust Company’s Privacy Policies. Before opening an IRA you must read the Dodge & Cox Funds’ Prospectus. To receive a Prospectus, please refer to the Literature and Forms area of the Dodge & Cox Funds’ web site at www.dodgeandcox.com or call 1-800-621-3979.

Dodge & Cox offers four Funds to serve your investment needs:

Dodge & Cox Stock Fund seeks long-term growth of principal and income. A secondary objective is to achieve a reasonable current income. The Fund seeks to achieve these objectives by investing primarily in a broadly diversified portfolio of common stocks. The Dodge & Cox Stock Fund is closed to new investors. For new account eligibility criteria, refer to the document New Account Eligibility—Dodge & Cox Stock and Balanced Funds.

Dodge & Cox International Stock Fund seeks long-term growth of principal and income. The Fund seeks to achieve its objective by investing primarily in a diversified portfolio of equity securities issued by non-U.S. companies from at least three different foreign countries, including emerging markets.

Dodge & Cox Balanced Fund seeks regular income, conservation of principal and an opportunity for long-term growth of principal and income. The Fund seeks to achieve these objectives by investing in a diversified portfolio of common stocks, preferred stocks and fixed-income securities. The Dodge & Cox Balanced Fund is closed to new investors. For new account eligibility criteria, refer to the document New Account Eligibility—Dodge & Cox Stock and Balanced Funds.

Dodge & Cox Income Fund seeks a high and stable rate of current income, consistent with long-term preservation of capital. A secondary objective is to take advantage of opportunities to realize capital appreciation. The Fund seeks to achieve these objectives by investing in a diversified portfolio consisting primarily of high-quality bonds and other fixed-income securities.

TO ESTABLISH AN ACCOUNT

Read the Funds’ Prospectus.

Follow the instructions for establishing a traditional or Roth IRA found on page 1.

Print, complete and sign the five-page IRA Account Application (and Transfer of Assets Form, if applicable) found in this file.

Mail your completed form(s) to:

REGULAR MAIL EXPRESS, CERTIFIED OR REGISTERED MAIL

Dodge & Cox Funds Dodge & Cox Funds c/o Boston Financial Data Services c/o Boston Financial Data Services P.O. Box 8422 30 Dan Road Boston, MA 02266-8422 Canton, MA 02021-2809

If you need assistance, call a Dodge & Cox Funds representative toll-free at 1-800-621-3979. Representatives are available Monday through Friday between 9 a.m. and 8 p.m. Eastern time.

D O D G E & C O X F U N D S

Individual Retirement Account

www.dodgeandcox.com

For Fund literature and account

information, please visit the

Funds’ web site

or write or call:

Dodge & Cox Funds

c/o Boston Financial Data Services

P.O. Box 8422

Boston, Massachusetts

02266-8422

(800) 621-3979

Investment Managers

Dodge & Cox

555 California Street

40th Floor

San Francisco, California

94104

(415) 981-1710

D O D G E & C O X

F U N D S

Individual Retirement Account

[Graphic Appears Here]

3/04 D&C IRA Printed on recycled paper

Dodge & Cox Funds

State Street Bank and Trust Company, Custodian Individual Retirement Account

Information Kit

TABLE OF CONTENTS

Instructions

1

Introduction

2

Disclosure Statement

5

Part One: Description of Traditional IRAs

5

• Eligibility/Contributions

5

• Transfers/Rollovers

9

• Withdrawals

10

Part Two: Description of Roth IRAs

12

• Eligibility/Contributions

12

• Conversion of Existing Traditional IRA

14

• Transfers/Rollovers

15

• Withdrawals

16

Part Three: Rules for All IRAs (Traditional and Roth)

18

• IRA Requirements

18

• Investments

18

• Distribution Upon Death/Beneficiary Designation

18

• Divorce or Legal Separation

19

• Fees and Expenses

19

• Tax Matters

19

• Account Termination

20

• IRA Documents

20

Custodial Agreement

21

Part One: Provisions Applicable to Traditional IRAs

21

Part Two: Provisions Applicable to Roth IRAs

22

Part Three: Provisions Applicable to Both Traditional and Roth IRAs

23

Forms:

Adoption Agreement

Transfer of Assets Form

Dodge & Cox Funds

State Street Bank and Trust Company Individual Retirement Account

Instructions for Opening Your IRA

Carefully read the applicable sections of the IRA Disclosure Statement and Custodial Agreement contained in this Kit, the IRA Adoption Agreement, and the Prospectus for the Fund(s) in which you are investing. We suggest you keep this booklet for your files. Consult your financial or tax advisor if you have any questions about how establishing a traditional or Roth IRA will affect your financial and tax situation.

This IRA Kit contains information and forms for both traditional IRAs and Roth IRAs. However, you may use the IRA Adoption Agreement to establish only one traditional IRA or one Roth IRA; separate IRA Adoption Agreements must be completed if you want to establish multiple traditional or Roth IRAs.

For more information, call 1-800-621-3979 or visit the Funds’ website at www.dodgeandcox.com. For more detailed information regarding IRS rules and regulations governing IRAs, refer to IRS Publication 590. You may obtain this publication by calling the IRS at 1-800-829-3676 or visiting the IRS web site at www.irs.gov.

IRA Adoption Agreement

Part 1: IRA Registration

Complete the information requested in Part 1 of the Adoption Agreement.

Part 2: IRA Election

Complete Part A or Part B.

A. Traditional IRA

To establish a traditional IRA, check the box for Part A. Within Part A, check one of Boxes 1–4, and Box 5 or 6 if applicable, to specify the type of traditional IRA you are opening and provide the requested information.

B. Roth IRA

To establish a Roth IRA, check the box for Part B. Within Part B, check one of Boxes 1–6 to specify the type of Roth IRA you are opening and provide the requested information.

Part 3: Investment

Indicate your investment choices. You may enter either a dollar amount or percentage allocation to indicate the amount to invest in each Dodge & Cox Fund. There is a $1,000 minimum investment per Fund. Please note that the Dodge & Cox Funds do not accept third party checks.

Part 4: Fees

The Custodian fees for maintaining your IRA are listed in the Adoption Agreement. Check the appropriate box to indicate whether you are enclosing a check for the current year’s IRA maintenance fee or if you would prefer that the fee be deducted from your IRA.

Part 5: Account Options

Select options regarding how your future purchases, exchanges and redemptions may be processed.

Part 6: Beneficiary Designation

Indicate your Primary and Alternate Beneficiaries. In some cases, the spousal consent waiver should be signed by your spouse if the primary beneficiary is someone other than your spouse.

Part 7: Certifications and Signatures

After reading this section, sign and date the Adoption Agreement where indicated.

IRA Transfer Of Assets Form

To transfer assets from an existing IRA with another custodian, or to authorize a direct rollover from an employer's qualified retirement plan or 403(b) annuity or custody account to a Dodge & Cox Funds – State Street Bank and Trust Company IRA, complete the IRA Transfer of Assets Form and mail it with the IRA Adoption Agreement to one of the addresses below. Before using this form for a direct rollover, check with your employer regarding procedures for direct rollovers.

All checks should be payable to "Dodge & Cox Funds"
Third party checks will not be accepted.
Send the completed forms and checks to:

REGULAR MAIL:

DODGE & COX FUNDS
c/o Boston Financial Data Services
P.O. Box 8422
Boston, MA 02266-8422

EXPRESS, CERTIFIED OR REGISTERED MAIL:

DODGE & COX FUNDS
c/o Boston Financial Data Services
66 Brooks Drive, Suite 1
Braintree, MA 02184-3839

Introduction

No Right of Revocation

You must receive this IRA Disclosure Statement and Custodial Agreement seven days prior to opening your Dodge & Cox Funds IRA account. Your application cannot be accepted nor can your account be opened until you have had these documents for seven days. Consequently, you may not revoke the establishment of your Dodge & Cox Funds IRA account after the Funds' Custodian has established the account.

What is an IRA?

An Individual Retirement Account (IRA) is a custodial account created to provide individuals a simple tax-advantaged way to accumulate funds for retirement. There are two basic types of IRAs — traditional and Roth.

What is the difference between a Traditional IRA and a Roth IRA?

With a traditional IRA, you may contribute up to the maximum contribution limit for the year, for each year until the year you reach age 70 ½, and you may be able to deduct the contribution from taxable income, thereby reducing your current income taxes. Taxes on investment earnings are deferred until the money is withdrawn. Withdrawals are taxed as additional ordinary income when received. Nondeductible contributions, if any, are withdrawn tax free. Withdrawals before age 59 ½ are assessed a 10% premature withdrawal penalty in addition to income tax, unless an exception applies. You are required to begin taking withdrawals from your traditional IRA after you reach age 70 ½.

With a Roth IRA, the contribution limits are essentially the same as for a traditional IRA, but there is no tax deduction for contributions. All earnings in the account are tax free. Most importantly, you do not pay income taxes on qualified withdrawals from your Roth IRA, if certain requirements are met. Additionally, unlike a traditional IRA, there is no prohibition on making contributions to Roth IRAs after reaching age 70 ½, and there is no requirement that you begin making minimum withdrawals at that age.

The maximum annual combined contribution you may make to traditional and Roth IRAs is $3,000 for 2003 and 2004, $4,000 for 2005 through 2007, and $5,000 for 2008 and thereafter. The $5,000 limit is subjected to annual increases for inflation after 2008 in $500 increments. If you are age 50 or older during the year, the maximum annual combined contribution you may make to traditional and Roth IRAs is increased to $3,500 for 2003 and 2004, $4,500 for 2005, $5,000 for 2006 and 2007, and $6,000 for 2008 and thereafter (subject to annual increases for inflation after 2008 in $500 increments).

Which is better, a Roth IRA or a Traditional IRA?

This depends upon your individual situation. A Roth IRA may be better if you are an active participant in an employer-sponsored retirement plan and your adjusted gross income (AGI) is too high

2 / Dodge & Cox Funds

to make a deductible traditional IRA contribution (but not too high to make a Roth IRA contribution). A traditional IRA may be better if you are not eligible to contribute to a Roth IRA. A contribution to a traditional IRA may be tax deductible, while a contribution to a Roth IRA is not deductible. Also, the benefits of a Roth IRA vs. a traditional IRA may depend upon a number of other factors including: your current income tax bracket vs. your expected income tax bracket when you make withdrawals from your IRA, whether you expect to be able to make nontaxable withdrawals from your Roth IRA, how long you expect to leave your contributions in the IRA, and how much you expect the IRA to earn in the meantime.

We suggest that you consult with a financial or tax advisor to determine whether you should establish a traditional or Roth IRA or convert any or all of an existing traditional IRA to a Roth IRA. Your tax advisor can also advise you as to the state tax consequences that may affect whether a traditional or Roth IRA is better for you.

Simplified Employee Pension (SEP) Plan

The Dodge & Cox Funds – State Street Bank and Trust Company traditional IRA may be used in connection with a SEP plan maintained by your employer. To establish a traditional IRA as part of your employer’s SEP plan, complete the IRA Adoption Agreement, indicating that the IRA is part of a SEP plan. You should also enclose a copy of your SEP plan with your completed IRA Adoption Agreement. A Roth IRA cannot be used in connection with a SEP plan.

A Roth IRA may not be used as part of an employer SIMPLE IRA plan. However, after two years, amounts contributed to a SIMPLE IRA may be converted to a Roth IRA. A traditional IRA may be used, but only after an individual has been participating for two or more years (for the first two years, only a special SIMPLE IRA may be used). The Dodge & Cox Funds do not offer a SIMPLE IRA.

Other Points to Note

The Disclosure Statement in this Kit provides you with the basic information that you should know about the Dodge & Cox Funds –State Street Bank and Trust Company IRAs. The Disclosure Statement provides general information about the governing rules for these IRAs and the benefits and features offered through each type of IRA. However, the Dodge & Cox Funds – State Street Bank and Trust Company Adoption Agreement and the Custodial Agreement are the primary documents controlling the terms and conditions of your Dodge & Cox Funds – State Street Bank and Trust Company IRA, and these shall govern in the case of any difference with the Disclosure Statement.

The following table highlights some of the major differences between a traditional IRA and a Roth IRA:

CHARACTERISTICS

TRADITIONAL IRA

ROTH IRA

Eligibility to Contribute

Individuals (and their spouses) who receive

Individuals (and their spouses) who receive

compensation

compensation

Individuals age 70 1/2 and over may not

Individuals of any age may contribute

contribute

Contribution Limits for

Individuals may contribute up to $ 3,000

Individuals may generally contribute up to

($3,500 if age 50 or more), or 100% of

$3,000 (or $3,500 if age 50 or more), or

2003 and 2004

compensation, whichever is lower

100% of compensation, whichever is lower)

Deductibility depends on income level for

Ability to contribute phases out at income

individuals who are active participants in an

levels of $95,000 to $110,000 (for single

employer-sponsored retirement plan

taxpayers) and $150,000 to $160,000 (for

married taxpayers)

Overall limit for contributions to traditional

Overall limit for contributions to traditional

and Roth IRAs combined (but not SEP or

and Roth IRAs combined (but not SEP or

SIMPLE IRAs) is $3,000 ($3,500 if age 50 or

SIMPLE IRAs) is $3,000 ($3,500 if age 50 or

more), or 100% of compensation, whichever

more), or 100% of compensation, whichever

is lower

is lower

Tax Treatment of

Subject to limitations, contributions are

No deduction permitted for amounts

Contributions

deductible

contributed

Rollover/Conversions

Individuals may roll over amounts held in

Rollovers from other IRAs only

employer-sponsored retirement arrangements

Amounts rolled over (or converted) from a

(401(a) or (k), 403(b) SEP-IRA, etc.) tax

traditional IRA are subject to income tax in

deferred to a traditional IRA

the year rolled over (or converted)

Individuals may roll over otherwise taxable

Amounts may not be rolled over to employer-

amounts held in traditional IRA tax deferred

sponsored employer plans

to employer-sponsored plans, including

qualified retirement plans and 403(b)

arrangements

Withdrawals

Total (contributions + earnings) taxable as

Not taxable as long as a qualified distribution

income in year withdrawn except for any prior

— generally any account established for five

non-deductible contributions

years and distributed after age 591/2

Minimum withdrawals must begin after

Minimum withdrawals not required after

age 701/2

age 701/2

Dodge & Cox Funds

State Street Bank and Trust Company Individual Retirement Account

Disclosure Statement

Part One: Description of Traditional IRAs

Special Note

Part One of this Disclosure Statement describes the rules applicable to traditional IRAs. IRAs described in Part One are called “traditional IRAs” to distinguish them from “Roth IRAs”. Roth IRAs are described in Part Two of this Disclosure Statement.

Traditional IRAs described in this Disclosure Statement may be used as part of a simplified employee pension (SEP) plan maintained by your employer. Under a SEP plan your employer may make contributions to your traditional IRA, and these contributions may exceed the normal limits on traditional IRA contributions.

Your Traditional IRA

Part One of this Disclosure Statement contains information about your Dodge & Cox Funds Traditional Individual Retirement Account with State Street Bank and Trust Company as Custodian. A traditional IRA gives you several tax benefits. Earnings on the assets held in your traditional IRA are not subject to federal income tax until withdrawn by you. You may be able to deduct all or part of your traditional IRA contribution on your federal income tax return. State income tax treatment of your traditional IRA may differ from federal treatment; you should ask your state tax department or your tax advisor for details.

Be sure to read Part Three of this Disclosure Statement for important additional information, including information on investments, distributions upon death, fees and expenses and tax matters.

Eligibility/Contributions

What are the eligibility requirements for a Traditional IRA?

You are eligible to establish and contribute to a traditional IRA for a year if:

You received compensation (or earned income, if you are self-employed) during the year for personal services you rendered. If you received taxable alimony, this is treated like compensation for IRA purposes.

You did not reach age 701/2 during the year.

Can I contribute to a Traditional IRA for my spouse?

For each year before the year when your spouse attains age 701/2, you may contribute to a separate traditional IRA for your spouse, regardless of whether your spouse had any compensation or earned income in that year. This is called a “Spousal traditional IRA”. To make a contribution to a Spousal traditional IRA, you and your spouse must file a joint tax return for the year in which the contribution applies. For a Spousal traditional IRA, your spouse must establish his or her own traditional IRA, separate from yours, to which you contribute.

Of course, if your spouse has compensation or earned income, your spouse can establish his or her own traditional IRA and make contributions to it in accordance with the rules and limits described in Part One of this Disclosure Statement.

When can I make contributions to a Traditional IRA?

You may make a contribution to your existing traditional IRA or establish a new traditional IRA for a taxable year by the due date (not including any extensions) for your federal income tax return for the year. Usually this is April 15 of the following year. Contributions are voluntary and do not have to be made every year.

How much can I contribute to my Traditional IRA?

For each year you are eligible, you may contribute up to the lesser of the maximum dollar amount allowed for the year or 100% of your compensation (or earned income, if you are self-employed). However, under the tax laws, all or a portion of your contribution may not be deductible.

The maximum amount allowed for years in which you are under age 50 is $3,000 for 2003 and 2004, $4,000 for 2005 through 2007, and $5,000 for 2008 and thereafter (subject to annual increases for inflation after 2008 in $500 increments). The maximum amount allowed for years in which you are age 50 or older is $3,500 for 2003 and 2004, $4,500 for 2005, $5,000 for 2006 and 2007, and $6,000 for 2008 and thereafter (subject to annual increases for inflation after 2008 in $500 increments).

If you make contributions to both traditional and Roth IRAs, the combined limit on contributions you may make for a single calendar year is the maximum dollar amount indicated above for the year.

If you and your spouse have traditional IRAs, each spouse may contribute up to the maximum dollar amount to his or her traditional IRA for a given year as long as the combined compensation of both spouses for the year (as shown on your joint income tax return) is at least such amount. If the combined compensation of both spouses is less than such amount, the spouse with the higher amount of compensation may contribute up to his or her compensation amount, or the maximum dollar amount indicated above if less. The spouse with the lower compensation amount may contribute any amount up to his or her compensation plus any excess of the other spouse’s compensation over the other spouse’s traditional IRA contribution. However, the maximum contribution to either spouse’s traditional IRA is the maximum dollar amount indicated above.

How do I know if my contribution is tax deductible?

The deductibility of your contribution depends upon whether you were an active participant in any employer-sponsored retirement plan during the year for which the contribution was made. If you were not an active participant in such a plan, the entire contribution to your traditional IRA is deductible.

If you were an active participant in an employer-sponsored retirement plan, your traditional IRA contribution may still be completely or partly deductible on your tax return. The amount you may deduct depends on the amount of your income (see chart).

Similarly, the deductibility of a contribution to a traditional IRA for your spouse depends upon whether your spouse was an active participant in any employer-sponsored retirement plan during the year for which the contribution was made. If your spouse was not an active participant in such a plan, the contribution to your spouse’s traditional IRA generally will be deductible. If your spouse was an active participant, the traditional IRA contribution will be completely, partly, or not deductible depending upon your combined income.

An exception to the preceding rules applies to high-income married taxpayers, where one spouse is an active participant in an employer-sponsored retirement plan and the other spouse is not. A contribution to the non-active participant spouse’s traditional IRA is only partly deductible starting at an adjusted gross income (AGI) level on the joint tax return of $150,000, and the deductibility is phased out as described below over the next $10,000 so that there will be no deduction allowed with an AGI level of $160,000 or higher.

How do I determine my or my spouse’s active participant status?

Your (or your spouse’s) Form W-2 should indicate if you (or your spouse) was an active participant in an employer-sponsored retirement plan during the year. If you have a question about your status, you should consult your employer or plan administrator.

In addition, regardless of income level, your spouse’s active participant status will not affect the deductibility of your contributions to your traditional IRA if you and your spouse file separate tax returns for the taxable year and lived apart at all times during the taxable year.

What are the deduction restrictions for active participants?

If you (or your spouse) are an active participant in an employer-sponsored retirement plan during a year, the contribution to your traditional IRA (or your spouse’s traditional IRA) for the year may be completely, partly or not deductible depending upon your filing status and your amount of AGI.

Deduction Restrictions for Active Participants in an Employer-Sponsored Retirement Plan – 2004

ADJUSTED GROSS INCOME (AGI)		
If You Are Single	If You Are Married, Filing Jointly	Then Your Traditional IRA Contribution Is
Up to Lower Limit ($45,000 for 2004)	Up to Lower Limit ($65,000 for 2004)	Fully Deductible
More than Lower Limit but less than Upper Limit ($55,000 for 2004)	More than Lower Limit but less than Upper Limit ($75,000 for 2004)	Partly Deductible
Upper Limit or more	Upper Limit or more	Non Deductible

The lower limit and the upper limit will change for later years. The lower limit and upper limit for other years are shown in the following table. Substitute the correct lower limit and upper limit in the table above to determine deductibility in any particular year. (Note: if you are married but filing separate returns, your lower limit is always zero and your upper limit is always $10,000.)

YEAR	SINGLE		MARRIED, FILING JOINTLY	
	Lower Limit	Upper Limit	Lower Limit	Upper Limit
2003	$40,000	$50,000	$60,000	$ 70,000
2004	$45,000	$55,000	$65,000	$ 75,000
2005	$50,000	$60,000	$70,000	$ 80,000
2006	$50,000	$60,000	$75,000	$ 85,000
2007 and later	$50,000	$60,000	$80,000	$100,000

How do I calculate my maximum deduction if I am in the "partly-deductible" range?

If your AGI is in the partly-deductible range, you must calculate the portion of your contribution limit that is deductible. To do this, multiply your contribution limit by a fraction. The numerator is the amount by which your AGI exceeds the lower limit (for 2004: $45,000 if single, or $65,000 if married, filing jointly). The denominator is $10,000. Divide the numerator by the denominator, and multiply the result by your contribution. Subtract the resulting number from your contribution limit, and then round down to the nearest $10. When you are in the partly-deductible range, the deductible amount is the greater of the amount calculated or $200 (provided you contributed at least $200). If your contribution was less than $200, then the entire contribution is deductible.

For example, assume that you made a $3,000 contribution to your traditional IRA for 2004, a year in which you are an active participant in your employer's retirement plan. Also assume that your AGI is $72,555 and you are married, filing jointly. You would calculate the deductible portion of your contribution limit this way:

1. Determine the amount by which your AGI exceeds the lower limit of the partly-deductible range:

   ($72,555 – $65,000) = $7,555

2. Divide this by $10,000: $\frac{\$\ 7,555}{\$10,000} = 0.7555$

3. Multiply this by your contribution limit:

   0.7555 x $3,000 = $2,267

4. Subtract this from your contribution limit:

   ($3,000 – $2,267) = $733

5. Round this down to the nearest $10: = $730

6. Your maximum deductible contribution is this amount or $200, whichever is greater. Therefore, $730 is deductible.

Dodge & Cox Funds / 7

If part or all of your contribution is not deductible, you may still contribute to your traditional IRA (and your spouse may contribute to his or her traditional IRA) up to the maximum contribution limit. When you file your tax return for the year, you must designate the amount of non-deductible contributions to your traditional IRA for the year. See IRS Form 8606.

How do I determine my AGI?

AGI is your gross income minus those deductions which are available to you even if you do not itemize deductions on your tax return. Instructions to calculate your AGI are provided with your income tax Form 1040 or 1040A.

What happens if I contribute more than allowed to my Traditional IRA?

Any amount contributed to the traditional IRA above the maximum amount allowed is considered an “excess contribution”. The amount of the excess contribution is calculated using your contribution limit, not the deductible limit. An excess contribution is subject to a 6% excise tax for each year it remains in the traditional IRA. The rules regarding excess contributions are complex; you should consider consulting a financial or tax advisor if you have made an excess contribution.

How can I correct an excess contribution?

Excess contributions may be corrected without paying the 6% excise tax. To do so, you must withdraw the excess contribution and any net earnings on the excess contribution before the due date (including any extensions) for filing your federal income tax return for the year for which you made the excess contribution. The IRS automatically grants taxpayers who file their taxes by the April 15th deadline a six-month extension of time (until October 15) to remove an excess contribution for the tax year covered by that filing. A deduction should not be taken for any excess contribution. (Refer to IRS Publication 590 to see how the amount you must withdraw to correct an excess contribution may be adjusted to reflect gain or loss.) Earnings that are a gain must be included in your income for the tax year for which the contribution was made and may be subject to a 10% premature withdrawal penalty if you have not reached age 591/2, unless an exception applies.

What happens if I do not correct the excess contribution by the tax return due date?

Any excess contribution withdrawn after the tax return due date (including any extensions) for the year for which the contribution was made will be subject to the 6% excise tax. The IRS automatically grants taxpayers who file their taxes by the April 15th deadline a six-month extension of time (until October 15) to recharacterize or remove the excess contribution for the tax year covered by that filing.

There will be an additional 6% excise tax for each year the excess contribution remains in your traditional IRA.

Under the limited circumstances described below, you may correct an excess contribution after the tax return due date (including any extensions) by withdrawing the excess contribution (and leaving the earnings in the account). This withdrawal will not be includable in income nor will it be subject to any premature withdrawal penalty if (1) your contributions to all traditional and Roth IRAs did not exceed the maximum amount allowed and (2) you did not take a deduction for the excess amount (or you file an amended tax return (Form 1040X) which removes the excess deduction).

How are excess contributions treated if none of the preceding rules apply?

Unless an excess contribution qualifies for the special treatment outlined above, the excess contribution and any earnings on it withdrawn after the tax return due date (including any extensions) will be includable in taxable income and may be subject to a 10% premature withdrawal penalty. No deduction will be allowed for the excess contribution for the year for which it was made.

Excess contributions may be corrected in a subsequent year to the extent that you contribute less than your maximum contribution amount. As the prior excess contribution is reduced or eliminated, the 6% excise tax will become correspondingly reduced or eliminated for subsequent tax years. Also, you may be able to take a deduction for the amount of the excess contribution that was reduced or eliminated, depending on whether you would be able to take a deduction if you had instead contributed the same amount.

Are the earnings on my Traditional IRA taxed?

Any earnings on the investments held in your traditional IRA are generally exempt from federal income taxes and will not be taxed until withdrawn by you, unless the tax-exempt status of your traditional IRA is revoked (as described in Part Three of this Disclosure Statement).

Transfers/Rollovers

Can I transfer or roll over a distribution I receive from my employer’s qualified retirement plan into a Traditional IRA?

Almost all distributions from employer plans or 403(b) arrangements are eligible for rollover to a traditional IRA. The main exceptions are:

payments over the lifetime or life expectancy of the participant (or participant and a designated beneficiary),

installment payments for a period of 10 years or more, • required distributions from your retirement plan, and • hardship withdrawals.

All or part of an eligible rollover distribution may be transferred directly into your traditional IRA. This is a called a “direct rollover”. Or, you may receive the distribution and make a regular rollover to your traditional IRA within 60 days. By making a direct or regular rollover, you can defer income taxes on the amount rolled over until you make withdrawals from your traditional IRA.

NOTE: A qualified retirement plan administrator or 403(b) sponsor must withhold 20% of your taxable distribution for federal income taxes unless you elect a direct rollover. Your plan sponsor is required to provide you with information about direct and regular rollovers and withholding taxes before you receive your distribution and must comply with your directions to make a direct rollover.

The rules governing rollovers are complicated. Be sure to consult your financial or tax advisor or IRS Publication 590 if you have questions about rollovers.

Can amounts held in my Traditional IRA be rolled over into an employer’s retirement plan?

Yes, otherwise taxable amounts in your traditional IRA generally may be rolled over to an employer’s qualified plan or 403(b) arrangement, if the plan permits rollovers.

Amounts held in a traditional IRA, whether originally rolled over from an employer plan or attributable to your annual contributions, may be rolled over into an employer’s plan that accepts such rollovers. The rollover must be completed within 60 days after the withdrawal from your IRA. Thus, except in some very limited cases, there is no reason to establish a “conduit IRA” to keep track of amounts distributed from an employer plan.

Only amounts that would, absent the rollover, otherwise be taxable may be rolled over to an employer’s plan. In general, this means that after-tax amounts in a traditional IRA may not be rolled over to an employer plan. However, to determine the amount an individual may roll over to an employer’s plan, all traditional IRAs are taken into account. If the amount being rolled over from one traditional IRA is less than or equal to the otherwise taxable amount held in all of the individual’s traditional IRAs, then the total amount can be rolled over into an employer plan, even if some of the funds in the traditional IRA being rolled over are after-tax amounts. It is your responsibility to keep track of after-tax amounts.

Can I make a regular rollover from my Traditional IRA to another Traditional IRA?

Yes. If you have not rolled over the assets from another traditional IRA within the previous 365 days, such a regular rollover must be completed within 60 days after the withdrawal from your first traditional IRA. After making such a rollover from one traditional IRA to another, you must wait one full year (365 days) before you can make another such rollover. However, at any time you may instruct a traditional IRA custodian to transfer assets directly to another traditional IRA custodian; this is called a “direct transfer” and is not considered a regular rollover.

How do rollovers affect my contribution or deduction limits?

Rollovers, if properly made, do not count toward the maximum contribution limits. Also, rollovers are not deductible and they do not affect your deduction limits as described above.

How do I convert my Traditional IRA to a Roth IRA?

The rules for converting a traditional IRA to a Roth IRA are described in Part Two of this Disclosure Statement.

Withdrawals

When can I make withdrawals from my Traditional IRA?

You may withdraw amounts from your traditional IRA at any time. However, withdrawals before age 591/2 may be subject to a 10% premature withdrawal penalty, in addition to regular income taxes (see below).

When must I start making withdrawals?

You must take your first required minimum distribution (RMD) from your traditional IRA for the calendar year you reach age 701/2 by April 1 of the following calendar year. RMDs must continue to be taken annually by December 31st of each year subsequent to the year you reach age 701/2. Therefore, if you elect to defer your first year’s RMD to April 1 of the following year you also must take your second year’s RMD by December 31st of that same year. If you maintain more than one traditional IRA account, you may withdraw the required aggregate amount from any of the traditional IRA accounts. It is your responsibility to ensure that the required aggregate amount is taken each year.

Your annual RMD amount is determined by dividing the prior year-end balance in your traditional IRA account(s) by the combined deemed life expectancy of you and another hypothetical person who is 10 years younger than you. If you are married and your spouse is more than 10 years younger than you, the actual combined life expectancy of you and your spouse will be used if your spouse is your sole IRA beneficiary. The Custodian will calculate your RMD for you based on life expectancy tables published by the IRS. If you wish to take your RMD from your Dodge & Cox Funds –State Street Bank and Trust Company Traditional IRA, call 1-800-621-3979 or visit the Funds’ website at www.dodgeandcox.com and request or download an IRA Distribution Form.

What happens if I do not take my required minimum distribution?

IRS regulations assess a severe 50% penalty if your RMD is not taken. The penalty is 50% of the difference between your RMD amount and your actual distributions during a given year. This penalty is applied each year you fail to take your RMD. The IRS may waive or reduce the penalty if you can show that your failure to receive your RMD was due to reasonable cause, and you are taking reasonable steps to remedy the problem.

Because you may maintain other traditional IRAs in addition to a Dodge & Cox Funds – State Street Bank and Trust Company Traditional IRA, it is your responsibility to ensure that your distributions are timely and in amounts which satisfy the IRS requirements. The RMD rules are complex; you may wish to consult your financial or tax advisor for assistance.

How are withdrawals from my Traditional IRA taxed?

Withdrawals of previous untaxed amounts are includable in your gross income in the taxable year that you receive them and are taxable as ordinary income. If you have made both deductible and non-deductible contributions, please refer to the question on page 11. Amounts withdrawn will be subject to income tax withholding by the Custodian unless you elect not to have withholding. (See Part Three of this Disclosure Statement for additional information on withholding.) Amounts withdrawn before you reach age 591/2 will be subject to a 10% premature withdrawal penalty, unless an exception applies (see below).

What are the exceptions to the 10% premature withdrawal penalty?

Your receipt or use of any portion of your traditional IRA before you attain age 591/2 generally will be treated as a premature withdrawal, subject to a 10% penalty.

The 10% penalty will not apply if any of the following exceptions apply:

The withdrawal was a result of your death or disability (as defined in the tax code).

The withdrawal is used to pay certain higher education expenses for you or your spouse, child, or grandchild. Qualifying expenses include tuition, fees, books, supplies and equipment required for attendance at a post-secondary educational institution. Room and board expenses may qualify if the student is attending at least half-time. However, expenses that are paid for with a scholarship or other educational assistance payment are not eligible expenses.

The withdrawal is used to pay eligible “first-time home buyer” expenses. These are the costs of purchasing, building or rebuilding a principal residence (including customary settlement, financing or closing costs). The purchaser may be you, your spouse, or a child, grandchild, parent or grandparent of you or your spouse. An individual is considered a first-time homebuyer if the individual did not have (or, if married, neither spouse had) an ownership interest in a principal residence during the two-year period immediately preceding the purchase of the home. The withdrawal must be used for eligible expenses within 120 days after the withdrawal. (If there is an unexpected delay, or cancellation of the purchase of the home, a withdrawal may be redeposited as a rollover.) There is a $10,000 lifetime limit on the aggregate amount of distributions the IRA owner may take under this exception.

10/ Dodge & Cox Funds

The withdrawal is one of a scheduled series of substantially equal periodic payments for your life or life expectancy (or the joint lives or life expectancies of you and your IRA beneficiary). The 10% penalty will not apply if you make no change in the series of payments until the end of five years or until you reach age 591/2, whichever is later. If you make a change before then, the 10% penalty will apply. For example, if you begin receiving payments at age 50 under a withdrawal program providing for substantially equal payments over your life expectancy, and at age 58 you elect to receive the remaining amount in your traditional IRA in a lump-sum distribution, the 10% penalty will apply to the lump-sum distribution and to the amounts previously paid to you before age 591/2.

The withdrawal does not exceed the amount of your deductible medical expenses for the year (generally speaking, medical expenses paid during a year are deductible if they are greater than 71/2% of your adjusted gross income for that year).

The withdrawal does not exceed the amount you paid for health insurance coverage for you, your spouse and dependents. This exception applies only if you have been unemployed and received federal or state unemployment compensation payments for at least 12 consecutive weeks. This exception applies to distributions during the year in which you received the unemployment compensation and during the following year, but not to any distributions received after you have been re-employed for at least 60 days.

The distribution is made pursuant to an IRS levy to pay overdue taxes.

In addition, amounts converted from a traditional IRA to a Roth IRA are includable in income, but exempt from the premature withdrawal penalty. Refer to Part Two of this Disclosure Statement for more information about converting your traditional IRA to a Roth IRA.

How are nondeductible contributions taxed when they are withdrawn?

Withdrawal of nondeductible contributions (not including earnings) are tax free and are not subject to the 10% premature withdrawal penalty. However, if you made both deductible and nondeductible contributions to your traditional IRA, then each withdrawal will be treated as partly a distribution of your nonde-ductible contributions (not taxable) and partly a distribution of deductible contributions and earnings (taxable). The nontaxable amount is the portion of the amount withdrawn which bears the same ratio as your total nondeductible traditional IRA contributions bear to the total balance of all your traditional IRAs (including SEP IRAs, but not including Roth IRAs).

For example, assume that you made the following traditional IRA contributions and that your traditional IRA had the following earnings:

Year

Deductible

Nondeductible

Earnings

2001

$2,000

$250

2002

2,000

250

2003

1,000

$1,000

250

2004

1,000

250

$5,000

$2,000

$1,000

In addition, assume that during 2004 you withdrew $500 from your traditional IRA. Your total account balance as of 12/31/04 is

$7,500, as shown below:

Deductible contributions

$5,000

Nondeductible contributions

2,000

Earnings on traditional IRA

1,000

Less 2004 withdrawal

(500)

Total account balance as of 12/31/04

$7,500

To determine the nontaxable portion of your 2004 withdrawal, the total 2004 withdrawal ($500) must be multiplied by a fraction. The numerator of the fraction is the total of all nondeductible contributions remaining in the account before the 2004 withdrawal

($2,000). The denominator is the total account balance as of 12/31/04 ($7,500) plus the 2004 withdrawal ($500), or $8,000. The calculation is:

$500 X $2,000 = $125 $8,000

Thus, $125 of the $500 withdrawal in 2004 will not be included in your taxable income. The remaining $375 is taxable income for 2004. In addition, for future calculations the remaining non-deductible contribution total will be $2,000 minus $125, or $1,875. You must report all withdrawals from the IRA by completing IRS Form 8606 and filing it with your federal tax return.

To simplify your record keeping for tax purposes, you may want to hold your traditional IRA annual deductible contributions and nondeductible contributions in separate traditional IRA accounts.

Part Two: Description of Roth IRAs

Special Note

Part Two of this Disclosure Statement describes the rules applicable to Roth IRAs.

Contributions to a Roth IRA are not tax-deductible, but withdrawals that meet certain requirements are not subject to federal income taxes. This makes the earnings on the investments held in your Roth IRA tax free for federal income tax purposes if the requirements are met.

Roth IRAs may not be used in connection with a SEP or SIMPLE IRA.

Part Two of this Disclosure Statement does not describe traditional IRAs. For information about traditional IRAs, see Part One of this Disclosure Statement.

Your Roth IRA

Your Roth IRA gives you several tax benefits. While contributions to a Roth IRA are not deductible, earnings on the assets held in your Roth IRA are not subject to federal income tax. Withdrawals from your Roth IRA are excluded from your income for federal income tax purposes if certain requirements are met. State income tax treatment of your Roth IRA may differ from federal treatment; you should ask your state tax department or your tax advisor for details.

Be sure to read Part Three of this Disclosure Statement for important additional information, including information on investments, distributions upon death, fees and expenses and tax matters.

Eligibility/Contributions

What are the eligibility requirements for a Roth IRA?

You are eligible to establish and contribute to a Roth IRA for a given year if you received compensation (or earned income, if you are self-employed), subject to certain income limits, during the year for personal services you rendered. If you received taxable alimony, this is considered compensation for IRA purposes.

In contrast to a traditional IRA, you may continue making contributions to a Roth IRA after you reach age 701/2.

IMPORTANT: See Part Three of this Disclosure Statement which contains important information applicable to all Dodge & Cox Funds – State Street Bank and Trust Company IRAs.

Can I contribute to Roth IRA for my spouse?

If you meet the eligibility requirements you can not only contribute to your own Roth IRA, but also to a separate Roth IRA for your spouse out of your compensation or earned income, regardless of whether your spouse had any compensation or earned income in that year. This is called a “Spousal Roth IRA”. To make a contribution to a Spousal Roth IRA, you and your spouse must file a joint tax return for the year to which the contribution applies. For a Spousal Roth IRA, your spouse must establish his or her own Roth IRA, separate from yours, to which you contribute.

Of course, if your spouse has compensation or earned income, your spouse can establish his or her own Roth IRA and make contributions to it in accordance with the rules and limits described in this section.

When can I make contributions to a Roth IRA?

You may make a contribution to your existing Roth IRA or establish a new Roth IRA for a taxable year by the due date (not including any extensions) for your federal income tax return for the year. Usually this is April 15 of the following year. Contributions are voluntary, and do not have to be made every year.

How much can I contribute to my Roth IRA?

For each year you are eligible, you may contribute up to the lesser of the maximum dollar amount allowed for the year or 100% of your compensation (or earned income, if you are self-employed). The maximum amount allowed for years in which you are under age 50 is $3,000 for 2003 and 2004, $4,000 for 2005 through 2007, and $5,000 for 2008 and thereafter (subject to annual increases for inflation after 2008 in $500 increments). The maximum amount allowed for years in which you are 50 or older is $3,500 for 2003 and 2004, $4,500 for 2005, $5,000 for 2006 and 2007, and $6,000 for 2008 and thereafter (subject to annual increases for inflation after 2008 in $500 increments). The overall annual limit for contributions to traditional and Roth IRAs combined (but not SEP or SIMPLE IRAs) is the maximum amount indicated above for the year.

If you and your spouse have Roth IRAs, each spouse may contribute up to the maximum dollar amount to his or her Roth IRA for a given year as long as the combined compensation of both spouses for the year (as shown on your joint income tax return) is at least such amount. If the combined compensation of both spouses is less than such amount, the spouse with the higher amount of compensation may contribute up to his or her compensation amount, or the maximum amount indicated above if less. The spouse with the lower compensation amount may contribute any amount up to his or her compensation plus any excess of the other spouse's compensation over the other spouse's Roth IRA contribution. However, the maximum contribution to either spouse's Roth IRA is the maximum amount indicated above.

For taxpayers with high income levels, the contribution limits may be reduced (see below).

Are contributions to a Roth IRA tax deductible?

Contributions to a Roth IRA are not tax deductible. This is one of the major differences between Roth IRAs and traditional IRAs.

Are the earnings on my Roth IRA taxed?

Any earnings on investments held in your Roth IRA are generally exempt from federal income taxes and will not be taxed when withdrawn by you, unless the tax-exempt status of your Roth IRA is revoked. If the withdrawal qualifies as a tax-free withdrawal, amounts reflecting earnings on assets in your Roth IRA will not be subject to federal income tax. State income tax treatment of your Roth IRA may differ from federal treatment; you should ask your state tax department or your tax advisor for details.

Are there any additional limits on contributions to my Roth IRA?

Taxpayers with high income levels may not be able to contribute to a Roth IRA at all, or their contribution may be limited to an amount less than the maximum amount indicated above. This depends upon your filing status and the amount of your adjusted gross income (AGI). The following table shows how the contribution amount is limited:

ADJUSTED GROSS INCOME (AGI)		
If You Are Single	**If You Are Married, Filing Jointly**	**Then You May Make**
Up to $95,000	Up to $150,000	Full Contribution
More than $95,000, but less than $110,000	More than $150,000, but less than $160,000	Reduced Contribution (see explanation below)
$110,000 or more	$160,000 or more	No Contribution

NOTE: If you are a married taxpayer filing separately and you lived with your spouse at any time during the year, your maximum Roth IRA contribution limit phases out over the first $10,000 of AGI. If your AGI is $10,000 or more you may not contribute to a Roth IRA for the year.

How do I calculate my limit if I am in the "reduced contribution" range?

If your AGI is in the reduced contribution range, you must calculate your contribution limit. To do this for 2004, multiply $3,000 (the normal 2004 contribution limit for taxpayers under 50) by a fraction. The numerator is the amount by which your AGI exceeds the lower limit of the reduced contribution range ($95,000 if single, or $150,000 if married, filing jointly). The denominator is $15,000 (for single taxpayers) or $10,000 (for married taxpayers who file jointly). Divide the numerator by the denominator and multiply the result by $3,000. Subtract the resulting number from $3,000 and then round down to the nearest $10. With AGI in the reduced contribution range, your contribution limit is the amount calculated or $200, whichever is greater.

For example, assume that your AGI for the year is $157,555 and you are married, filing jointly. You would calculate your Roth IRA contribution limit this way:

1. Determine the amount by which your AGI exceeds the lower limit of the reduced contribution range:

$$(\$157{,}555 - \$150{,}000) = \$7{,}555$$

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2. Divide this by $10,000: $ 7,555 = 0.7555 $10,000

3. Multiply this by $3,000:

0.7555 x $3,000 = $2,267

4. Subtract this from your $3,000 limit:

($ 3,000 – $2,267) = $733

5. Round this down to the nearest $10: = $730

6. Your contribution limit is this amount or $200, whichever is greater. Therefore, $730 is your maximum contribution limit for 2004.

Remember, your Roth IRA maximum contribution amount is reduced by any contributions for the same year to a traditional IRA. If you are in the reduced contribution range, the reduction formula applies to the Roth IRA contribution limit left after subtracting your contribution for the year to a traditional IRA.

How do I determine my AGI?

AGI is your gross income minus those deductions which are available to you even if you do not itemize deductions on your tax return. Instructions to calculate your AGI are provided with your federal income tax Form 1040 or 1040A.

There are two additional rules when calculating AGI for purposes of Roth IRA contribution limits. First, if you are making a deductible contribution for the year to a traditional IRA, your AGI is reduced by the amount of the deduction. Second, if you are converting a traditional IRA to a Roth IRA in a year, the amount includable in your income as a result of the conversion is not included in your AGI when computing your Roth IRA contribution limit for the year.

What happens if I contribute more than allowed to my Roth IRA?

Any amount contributed to the Roth IRA above the maximum amount allowed is considered an “excess contribution”. An excess contribution is subject to a 6% excise tax for each year it remains in the Roth IRA. The rules regarding excess contributions are complex; you should consider consulting a financial or tax advisor if you have made an excess contribution.

How can I correct an excess contribution?

Excess contributions may be corrected without paying the 6% excise tax. To do so, you must withdraw the excess contribution and any net earnings on the excess contribution before the due date (including any extensions) for filing your federal income tax return for the year for which you made the excess contribution. Any earnings must be included in your income for the tax year for which the contribution was made and may be subject to a 10% premature withdrawal penalty if you have not reached age 591/2, unless an exception applies.

What happens if I do not correct the excess contribution by the tax return due date?

Any excess contribution withdrawn after the tax return due date (including any extensions) for the year for which the contribution was made will be subject to the 6% excise tax. The IRS automatically grants taxpayers who file their taxes by the April 15th deadline a six-month extension of time (until October 15) to recharacterize or remove the excess contribution for the tax year covered by that filing.

There will be an additional 6% excise tax for each year the excess contribution remains in your Roth IRA.

Under the limited circumstances described below, you may correct an excess contribution after the tax return due date (including any extensions) by withdrawing the excess contribution (and leaving the earnings in the account). This withdrawal will not be includable in income nor will it be subject to any premature withdrawal penalty if (1) your contributions to all traditional and Roth IRAs did not exceed the maximum amount allowed and (2) you did not take a deduction for the excess amount (or you file an amended tax return (Form 1040X) which removes the excess deduction).

How are excess contributions treated if none of the preceding rules apply?

Unless an excess contribution qualifies for the special treatment outlined above, the excess contribution and any earnings on it withdrawn after the tax return due date (including any extensions) will be includable in taxable income to the extent of any earnings and any such earnings may be subject to a 10% premature withdrawal penalty.

Excess contributions may be corrected in a subsequent year to the extent that you contribute less than your maximum contribution amount. As the prior excess contribution is reduced or eliminated, the 6% excise tax will become correspondingly reduced or eliminated for subsequent tax years.

Conversion of Existing Traditional IRA

Can I convert an existing Traditional IRA into a Roth IRA?

Yes, you may convert a traditional IRA into a Roth IRA if you meet the eligibility requirements described below. Conversion may be accomplished in two ways. You can initiate a “direct transfer” from your traditional IRA to a Roth IRA or you may choose to withdraw the amount you want to convert and roll it over to a Roth IRA.

You are eligible to convert a traditional IRA to a Roth IRA if, for the year of the conversion, your AGI is $100,000 or less. The same limit applies to married and single taxpayers. Married taxpayers are eligible to convert a traditional IRA to a Roth IRA only if they

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file a joint income tax return; married taxpayers filing separately are not eligible to convert. However, if you are married, filing separately and have lived apart from your spouse for the entire taxable year, you are considered single for the purposes of determining your eligibility to convert a traditional IRA to a Roth IRA. Under these circumstances, you may convert to a Roth IRA, subject to the AGI limits discussed above. If you accomplish a conversion by withdrawing from your traditional IRA and rolling over to a Roth IRA within 60 days, the requirements apply to the year of the withdrawal (even if the rollover occurs in the following calendar year).

CAUTION: If you have reached age 701/2 by the year in which you convert a traditional IRA to a Roth IRA, be careful not to convert any amount that would be a required minimum distribution under the age 701/2 rules. Required minimum distributions may not be converted to a Roth IRA.

What happens if I change my mind about converting?

Recharacterizations

You can undo a conversion (or change the character of a contribution) by transferring the amount you converted (or contributed) to a Roth IRA back to a traditional IRA. To do so, you must notify both the custodian of the traditional IRA and the custodian of the Roth IRA. The amount you want to undo will be treated as if it had not been converted (or that the contribution was made to the traditional IRA). This is called a “recharacterization”.

If you want to recharacterize an amount, you must do so before the due date (including any extensions) for your federal income tax return for the year of the conversion or contribution. Also, any net earnings on the recharacterized amount must be returned to the traditional IRA. The IRS automatically grants taxpayers who file their taxes by the April 15th deadline a six-month extension of time (until October 15) to recharacterize or remove the excess contribution for the tax year covered by that filing.

Under current IRS rules, you can recharacterize for any reason. For example, you would recharacterize if you converted early in a year, and then discovered that you were ineligible because your AGI was over the $100,000 limit.

Reconversions

If you convert and then recharacterize during a year, you can reconvert again to a Roth IRA (a “reconversion”) provided: If you convert from a traditional IRA to a Roth IRA and then recharac-terize back to a traditional IRA, you must wait until the later of 30 days or until the next tax year after your original conversion before you will be allowed to reconvert. If you convert an amount more than once in a year, any additional conversion transactions will be considered invalid and subject to the rules for excess contributions.

What are the tax implications of converting?

The taxable amount of your traditional IRA you convert to a Roth IRA will be considered taxable income on your federal income tax return for the year of the conversion. All amounts converted from your traditional IRA are taxable except for your nondeductible contributions to the traditional IRA.

If you convert a traditional IRA (or a SEP IRA or SIMPLE IRA) to a Roth IRA, under IRS rules income tax withholding will apply unless you elect not to have withholding. However, withholding income taxes from the amount converted (instead of paying applicable income taxes from another source) may adversely affect the anticipated financial benefits of converting. Consult your financial advisor for more information.

Can I convert a SEP IRA or SIMPLE IRA to a Roth IRA?

If you have a SEP IRA or a SIMPLE IRA, you may convert the IRA to a Roth IRA. However, with a SIMPLE IRA, this can be done only after the SIMPLE IRA has been in existence for at least two years. In both cases, you must meet the eligibility rules summarized above to convert to a Roth IRA.

Should I convert my Traditional IRA to a Roth IRA?

Only you can answer this question, in consultation with your tax or financial advisor. A number of factors, including the following, may be relevant: Conversion may be advantageous if you expect to leave the converted funds in your Roth IRA for at least five years and would like to be able to withdraw the funds under circumstances that will not be taxable (see below). The benefits of converting will also depend on whether you expect to be in the same tax bracket when you withdraw funds from your Roth IRA as the one you are in now.

NOTE: There are important differences in the tax rules for Roth IRA assets attributable to annual contributions vs. assets that were converted from a traditional IRA. Therefore, to simplify your record keeping for tax purposes, you may want to hold your Roth IRA annual contributions and Roth IRA conversion amounts in separate Roth IRA accounts.

Transfers/Rollovers

Can I transfer or roll over a distribution I receive from my employer’s qualified retirement plan into a Roth IRA?

No, distributions from qualified retirement plans or 403(b) arrangements are not eligible for rollover or direct transfer to a Roth IRA. However, under certain circumstances it may be possible

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to make a direct transfer or regular rollover of an eligible distribution to a traditional IRA and then convert the traditional IRA to a Roth IRA. Consult your tax or financial advisor for further information.

Can I make a rollover from my Roth IRA to another Roth IRA?

Yes, if you have not received and rolled over the assets from another Roth IRA within the previous 365 days. Such a regular rollover must be completed within 60 days after the withdrawal from your first Roth IRA. After making such a rollover from one Roth IRA to another, you must wait one full year (365 days) before you can make another such rollover. However, at any time you may instruct a Roth IRA custodian to transfer assets directly to another Roth IRA custodian; this is called a “direct transfer” and is not considered a rollover.

How do rollovers affect my Roth IRA contribution limits?

Rollovers, if properly made, do not count toward the maximum contribution limits. Also, you may make a rollover from one Roth IRA to another even during a year when you are not eligible to contribute to a Roth IRA.

Withdrawals

When can I make withdrawals from my Roth IRA?

You may withdraw amounts from your Roth IRA at any time. If the withdrawal meets the requirements discussed below, it is tax free. Therefore, you pay no income tax on the withdrawal even though the withdrawal may include earnings on your contributions while they were held in your Roth IRA.

When must I start making withdrawals?

In contrast to a traditional IRA, there are no requirements on when you must start making withdrawals from your Roth IRA or on minimum required withdrawal amounts during your lifetime.

What are the requirements for a tax-free withdrawal?

To be tax free, a withdrawal from your Roth IRA must meet two requirements. First, the withdrawal must occur more than five years after the year for which you first made a contribution to your Roth IRA. This requirement takes into consideration all of your Roth IRAs. Once any of your Roth IRAs have been in existence for five years, this requirement is considered satisfied. For annual contribution Roth IRAs, the five-year period starts with the year for which you made the initial annual contribution. For conversion Roth IRAs, the five-year period starts with the year in which the conversion was made.

Second, at least one of the following conditions must be satisfied:

You are age 591/2 or older when you make the withdrawal.

The withdrawal is made by your beneficiary after your death.

You are disabled (as defined in the tax code) when you make the withdrawal.

You are using the withdrawal to cover eligible “first-time homebuyer” expenses. These are the costs of purchasing, building or rebuilding a principal residence (including customary settlement, financing or closing costs). The purchaser may be you, your spouse, or a child, grandchild, parent or grandparent of you or your spouse.

An individual is considered a first-time homebuyer if the individual did not have (or, if married, neither spouse had) an ownership interest in a principal residence during the two-year period immediately preceding purchase of the home. The withdrawal must be used for eligible expenses within 120 days after the withdrawal (if there is an unexpected delay, or cancellation of the purchase of the home, a withdrawal may be redeposited as a rollover). There is a $10,000 lifetime limit on the aggregate amount of distributions the IRA owner may take under this exception.

How are withdrawals from my Roth IRA taxed if the tax free requirements are not met?

If the qualified withdrawal requirements are not met, the tax treatment of a withdrawal depends on the character of the amounts withdrawn. To determine this, all your Roth IRAs are treated as one, including any Roth IRAs you may have established with other Roth IRA custodians. Amounts withdrawn are considered to come out in the following order:

1. All annual contributions.

2. All traditional IRA conversion amounts (on a first-in, first-out basis).

3. Earnings.

A withdrawal treated as prior annual contributions to your Roth IRA will not be considered taxable income in the year you receive it, nor will the 10% premature withdrawal penalty apply. A withdrawal consisting of previously taxed traditional IRA conversion amounts also is not considered taxable income in the year of the withdrawal, and is not subject to the 10% premature withdrawal penalty. A withdrawal of previously untaxed traditional IRA conversion amounts is considered taxable income and may be subject to the 10% premature withdrawal penalty. To the extent that the nonqualified withdrawal consists of earnings while your annual contributions and/or conversion amounts were held in your Roth IRA, the withdrawal is considered taxable income and may be subject to the 10% premature withdrawal penalty.

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As discussed above, for purposes of determining what portion of any nonqualified withdrawal is includable in your taxable income, all of your Roth IRA accounts must be considered as one single account. Therefore, withdrawals from your Roth IRAs are not considered to be from earnings until an amount equal to all prior annual contributions and all previously taxed traditional IRA conversion amounts made to all your Roth IRA accounts are withdrawn. The following example illustrates this:

A single individual contributes $1,000 a year to a Dodge & Cox Funds – State Street Bank and Trust Company Roth IRA and $1,000 a year to the Fund X Roth IRA over a period of ten years. At the end of ten years the individual's account balances* are as follows:

	Contributions	Earnings
Dodge & Cox Funds – State Street Bank and Trust Company Roth IRA	$10,000	$ 5,000
Fund X Roth IRA	10,000	5,000
Total	$20,000	$10,000

*This is an illustration. Actual performance of your investments will vary.

At the end of ten years, the individual has $30,000 in both Roth IRAs, of which $20,000 represents his or her total contributions and $10,000 represents his or her total earnings. This individual, who is age 40, withdraws $12,000 from the Fund X Roth IRA (a nonqualified withdrawal). We look to the aggregate amount of all contributions — in this case, $20,000 — to determine if the withdrawal is from contributions, and therefore nontaxable. In this example, there is no taxable income as a result of this withdrawal because the $12,000 withdrawal is less than the total amount of aggregated contributions ($20,000). If this individual then withdrew an additional $10,000 from his or her Dodge & Cox Funds –State Street Bank Roth IRA, $8,000 would not be taxable (the remaining aggregate contributions) and $2,000 (from earnings) would be treated as taxable income for the year of the withdrawal, subject to regular income taxes and the 10% premature withdrawal penalty (unless an exception applies). Taxable withdrawals of earnings from a Roth IRA are treated as ordinary income.

What are the exceptions to the 10% premature withdrawal penalty?

A taxable withdrawal from your Roth IRA before you attain age 59½ generally will be treated as a premature withdrawal and subject to a 10% premature withdrawal penalty, unless any of the following exceptions apply:

- The withdrawal was a result of your death or disability (as defined in the tax code).
- The withdrawal is one of a scheduled series of substantially equal periodic payments for your life or life expectancy (or the joint lives or life expectancies of you and your IRA beneficiary). The 10% penalty will not apply if you make no change in the series of payments until the end of five years or until you reach age 59½, whichever is later. If you make a change before then, the 10% penalty will apply. For example, if you begin receiving payments at age 50 under a withdrawal program providing for substantially equal payments over your life expectancy, and at age 58 you elect to withdraw the remaining amount in your Roth IRA in a lump-sum distribution, the 10% penalty will apply to the lump-sum distribution and to the amounts previously paid to you before age 59½ to the extent they were includable in your taxable income.
- The withdrawal is used to pay certain higher education expenses for you or your spouse, child, or grandchild. Qualifying expenses include tuition, fees, books, equipment and supplies required for attendance at a post-secondary educational institution. Room and board expenses may qualify if the student is attending at least half-time. However, expenses that are paid for with a scholarship or other educational assistance payment are not eligible expenses.
- The withdrawal is used to cover eligible first-time home buyer expenses (as described above in the discussion of tax-free withdrawals).
- The withdrawal does not exceed the amount of your deductible medical expenses for the year (generally speaking, medical expenses paid during a year are deductible if they are greater than 7½% of your adjusted gross income for that year).
- The withdrawal does not exceed the amount you paid for health insurance coverage for you, your spouse and dependents. This exception applies only if you have been unemployed and received federal or state unemployment compensation payments for at least 12 consecutive weeks. This exception applies to distributions during the year in which you received the unemployment compensation and during the following year, but not to any distributions received after you have been re-employed for at least 60 days.
- The distribution is made pursuant to an IRS levy to pay overdue taxes.

Dodge & Cox Funds / 17

Unless one of the immediately preceding exceptions applies, the 10% premature withdrawal penalty also will apply if you convert an amount from a traditional IRA to a Roth IRA, and then make a withdrawal from the Roth IRA within five years after the conversion that is treated as coming from that converted amount under the ordering rules described above.

Important Information:

You have sole responsibility for correctly reporting withdrawals from your Roth IRA on your tax return. It is essential that you keep proper records and report the income taxes properly.

See Part Three of this Disclosure Statement which contains important information applicable to all Dodge & Cox Funds – State Street Bank and Trust Company IRAs.

Part Three: Rules for All IRAs (Traditional and Roth)

IRA Requirements

All IRAs must meet certain requirements. Contributions generally must be made in cash. The IRA trustee or custodian must be a bank or other person who has been approved by the Secretary of the Treasury. Your contributions may not be invested in life insurance or collectibles or be commingled with other property except in a common trust or investment fund. Your interest in the account must be nonforfeitable at all times. You may obtain further information on IRAs from any district office of the IRS.

Investments

How are my IRA contributions invested?

You control the investment and reinvestment of contributions to your Dodge & Cox Funds – State Street Bank and Trust Company IRA. Investments must be in one or more of the Dodge & Cox Funds. You direct the investment of your IRA by giving your investment instructions to the Transfer Agent for the Fund(s). Since you control the investment of your IRA, you are responsible for any losses; neither the Funds, the Custodian, the Sponsor, nor the Transfer Agent has any responsibility for any loss or diminution in value occasioned by your exercise of investment control. Transactions for your IRA will generally be at the applicable net asset value per share for shares of the Fund(s) involved next established after the Transfer Agent receives proper investment instructions from you. You should consult the current prospectus for the Dodge & Cox Funds for additional information.

Before making any investment, read carefully the current prospectus for any Fund you are considering as an investment for your traditional or Roth IRA. The prospectus will contain information about the Fund’s investment objectives and policies, as well as minimum initial investment requirements and any other charges.

Because you control the selection of investments for your IRA and because mutual fund shares fluctuate in value, the growth in value of your IRA cannot be guaranteed or projected.

Distribution Upon Death/Beneficiary Designation

What happens to my IRA when I die?

The assets remaining in your IRA will be distributed upon your death to the beneficiary(ies) that you designate when you establish your Dodge & Cox Funds – State Street Bank and Trust Company IRA. You may change your beneficiary(ies) at any time by notifying the Custodian in writing or by completing a Beneficiary Designation Form. If there is no beneficiary designated for your IRA in the Custodian’s records, upon your death your IRA will be paid to your estate (unless otherwise required by the laws of your state of residence). If there are no primary beneficiaries living at the time of your death, payment of your IRA will be made to the surviving alternate beneficiaries designated by you.

There are IRS rules on the timing and amount of distributions required after the IRA owner’s death. If you die before the date your traditional IRA distributions must begin (and for Roth IRAs, no matter when you die) your IRA balance, at the election of your designated beneficiary, must be distributed either: (1) by De-cember 31 of the calendar year that contains the fifth anniversary of the date of your death; (2) to a designated beneficiary beginning by the end of the year following the year of your death and paid over the life expectancy of the beneficiary or over a period of

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years that does not extend beyond the life expectancy of the designated beneficiary; or (3) to a surviving spouse under certain conditions. Your designated beneficiary for this purpose must be determined by the end of the year following the year of your death. If your spouse is your designated beneficiary, your spouse may defer the start of distributions until you would have reached age 701/2, had you lived, or your spouse may roll over the IRA into another IRA in your spouse’s name and treat the IRA as his or her own.

If you die after the date your traditional IRA distributions must begin and your designated beneficiary is an individual, the remaining balance in your traditional IRA must be distributed to your designated beneficiary over his or her life expectancy. Your designated beneficiary must be determined by the end of the year following the year of your death. If your traditional IRA beneficiary is your surviving spouse, your spouse may rollover the traditional IRA into another traditional IRA in his or her name and treat the traditional IRA as his or her own.

Divorce or Legal Separation

If all or any portion of your IRA is awarded to your spouse or former spouse pursuant to a divorce or legal separation, the portion awarded can be transferred to an IRA in the spouse’s name. This transfer will not have any tax consequences to you provided that the transfer is under a decree of divorce or separate maintenance or a written instrument to such a decree is issued by a court and received by the Custodian.

Fees and Expenses

The Custodian charges an annual maintenance fee of $12.50 per IRA owner. This fee may be paid by you directly, or the Custodian may deduct it from your IRA account. Fees may be changed upon 30 days written notice to you.

This fee is not prorated for periods of less than one full year.

The Custodian may charge you for its reasonable expenses for services not covered by its fee schedule.

Tax Matters

Are there any restrictions on the use of my IRA assets?

The tax-exempt status of your IRA will be revoked if you engage in any of the prohibited transactions listed in Section 4975 of the tax code. Generally, a prohibited transaction is a “self-dealing” transaction. An example of a prohibited transaction is a direct or indirect sale or exchange of property between you or a related party and your IRA. Upon such revocation, your IRA is treated as distributing its assets to you. The taxable portion of the amount in your IRA will be subject to income tax (unless, in the case of a Roth IRA, the requirements for a tax-free withdrawal are satisfied). Also, you may be subject to a 10% premature withdrawal penalty on the taxable amount if you have not yet reached the age of 591/2. There also may be prohibited transaction penalties applicable to certain related parties. If you pledge any portion of your IRA as security for a loan, that portion will be treated as distributed to you in the year in which the pledge occurs. This amount may be taxable, and you may also be subject to the 10% premature withdrawal penalty on the taxable amount.

What IRA reports does the Custodian issue?

The Custodian will report all withdrawals to the IRS and the recipient on the appropriate form. For reporting purposes, a direct transfer of assets to a successor custodian or trustee is not considered a withdrawal (except for such a transfer that effects a conversion of a traditional IRA to a Roth IRA, or a recharacteriza-tion of a Roth IRA back to a traditional IRA).

The Custodian will report to the IRS the year-end value of your account and the amount of any rollover (including conversions from a traditional IRA to a Roth IRA) or regular contributions made during a calendar year, as well as the tax year for which a contribution is made. Unless the Custodian receives an indication from you to the contrary, it will treat an amount received as a contribution for the tax year in which it is received. It is important that a contribution made between January 1st and April 15th for the prior year be clearly designated as such.

What tax information must I report to the IRS?

Traditional IRAs

You must report each nondeductible contribution to the IRS on Form 8606 by designating it a nondeductible contribution on your tax return. In addition, for any year in which you make a non-deductible contribution or take a withdrawal, you must include additional information on your tax return. The information required includes: (1) the amount of your nondeductible contributions for that year; (2) the amount of withdrawals from traditional IRAs in that year; (3) the amount by which your total nondeductible contributions for all the years exceed the total amount of your distributions previously excluded from gross income; and (4) the total value of all your traditional IRAs as of the end of the year. If you fail to report any of this information, the IRS will assume that all your contributions were deductible. This will result in the taxation of the portion of your withdrawals that should be treated as a non-taxable return of your nondeductible contributions. It is your responsibility to keep track of deductible versus non-deductible contributions.

DODGE & COX FUND/ 17

Roth IRAs

Withdrawals from your Roth IRA must be reported on your tax return. In addition, conversions to a Roth IRA and recharacteriza-tions which transfer assets back to a traditional IRA must be reported to the IRS using Form 8606.

Excess Contributions, Premature Withdrawals, Failure to meet Minimum Distribution Requirements

You must file Form 5329 with the IRS for each taxable year for which you made an excess contribution or you take a premature withdrawal that is subject to the 10% penalty, or you withdraw less than the minimum amount required from your traditional IRA. If your beneficiary fails to make required minimum withdrawals from your IRA after your death, your beneficiary may be subject to a penalty and be required to file Form 5329.

Which withdrawals are subject to withholding?

Traditional IRAs

Federal income tax will be withheld at a flat rate of 10% from any withdrawal from your traditional IRA, unless you elect not to have tax withheld. State withholding may also apply.

Roth IRAs

Withdrawals from your Roth IRA are not subject to the 10% withholding that applies to traditional IRAs.

Account Termination

You may terminate your IRA at any time after its establishment by sending a completed IRA distribution form (or other distribution instructions in a form acceptable to the Custodian), to:

Dodge & Cox Funds c/o Boston Financial Data Services P.O. Box 8422 Boston, MA 02266-8422

Your Dodge & Cox Funds – State Street Bank and Trust Company IRA will terminate upon the first to occur of the following:

The date your properly executed distribution form or instructions (as described above) withdrawing your total IRA balance is received and accepted by the Custodian.

The date the IRA ceases to qualify under the tax code. This will be deemed a termination.

The transfer of the IRA to another custodian/trustee.

The rollover of the amounts in the IRA to another custodian/ trustee.

Any outstanding fees must be received prior to such a termination of your account.

The amount you receive from your IRA upon termination of the account will be treated as a withdrawal, and thus the rules relating to traditional or Roth IRA withdrawals will apply. For example, if the IRA is terminated before you reach age 591/2, the 10% premature withdrawal penalty may apply to the taxable amount you receive.

IRA Documents

Based on legal advice relating to current tax laws and IRS statements, Dodge & Cox Funds and State Street Bank and Trust Company believe that the use of an Individual Retirement Account Information Kit such as this, containing information and documents for both traditional and Roth IRAs, is acceptable to the IRS. However, if the IRS issues a ruling, or if Congress enacts legislation, regarding the use of different documentation, new documentation for your traditional or Roth IRA (as appropriate) will be provided for you to read and, if necessary, to sign.

By adopting a traditional or Roth IRA using these materials, you acknowledge this possibility and agree to this procedure if necessary. In all cases, to the extent permitted, Dodge & Cox Funds and State Street Bank and Trust Company will treat your IRA as being opened on the date your account was established using the enclosed documentation.

Traditional IRA

The terms contained in Articles I to VII of Part One of the Dodge & Cox Funds – State Street Bank and Trust Company Individual Retirement Account Custodial Agreement have been published by the IRS in Form 5305-A for use in establishing a traditional IRA Custodial Account that meets the requirements of Section 408(a) of the tax code for a valid traditional IRA. The IRS publication of Articles I to VII does not concern the merits of the traditional IRA or of any investment permitted by the traditional IRA.

Roth IRA

The terms contained in Articles I to VII of Part Two of the Dodge & Cox Funds – State Street Bank and Trust Company Individual Retirement Account Custodial Agreement have been published by the IRS in Form 5305-RA for use in establishing a Roth IRA Custodial Account that meets the requirements of Section 408A of the tax code for a valid Roth IRA. The IRS publication of Articles I to VII does not concern the merits of the Roth IRA or of any investment permitted by the Roth IRA.

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Dodge & Cox Funds

State Street Bank and Trust Company Individual Retirement Account

Custodial Agreement

Part One: Provisions Applicable to Traditional IRAs

The following provisions of Articles I to VII are in the form promulgated by the Internal Revenue Service in Form 5305-A (Rev. March 2002) for use in establishing a Traditional Individual Retirement Custodial Account. References are to sections of the Internal Revenue Code of 1986, as amended (“Code”).

Article I.

Except in the case of a rollover contribution described in section 402(c), 403(a)(4), 403(b)(8), 408(d)(3), or 457(e)(16), an employer contribution to a simplified employee pension plan as described in section 408(k), or a recharacterized contribution described in section 408A(d)(6), the custodian will accept only cash contributions up to $3,000 per year for tax years 2002 through 2004. That contribution limit is increased to $4,000 for tax years 2005 through 2007 and $5,000 for 2008 and thereafter. For individuals who have reached the age of 50 before the close of the tax year, the contribution limit is increased to $3,500 per year for tax years 2002 through 2004, $4,500 for 2005, $5,000 for 2006 and 2007, and $6,000 for 2008 and thereafter. For tax years after 2008, the above limits will be increased to reflect a cost-of-living adjustment, if any.

Article II.

The depositor’s interest in the balance in the custodial account is non-forfeitable.

Article III.

1. No part of the custodial account funds may be invested in life insurance contracts, nor may the assets of the custodial account be commingled with other property except in a common trust fund or common investment fund (within the meaning of section 408(a)(5)).

2. No part of the custodial account funds may be invested in collectibles (within the meaning of section 408(m)) except as otherwise permitted by section 408(m)(3) which provides an exception for certain gold, silver and platinum coins, coins issued under the laws of any state, and certain bullion.

Article IV.

1. Notwithstanding any provisions of this agreement to the contrary, the distribution of the depositor’s interest in the custodial account shall be made in accordance with the following requirements and shall otherwise comply with section 408(a)(6) and the regulations thereunder, the provisions of which are herein incorporated by reference.

2. The depositor’s entire interest in the custodial account must be, or begin to be, distributed not later than the depositor’s required beginning date, April 1 following the calendar year in which the depositor reaches age 70 1/2. By that date, the depositor may elect, in a manner acceptable to the custodian, to have the balance in the custodial account distributed in:

(a) A single sum or

(b) Payments over a period not longer than the life of the depositor or the joint lives of the depositor and his or her designated beneficiary.

3. If the depositor dies before his or her entire interest is distributed to him or her, the remaining interest will be distributed as follows:

(a)	If the depositor dies on or after the required beginning date and:

(i) the designated beneficiary is the depositor’s surviving spouse, the remaining interest will be distributed over the surviving spouse’s life expectancy as determined each year until such spouse’s death, or over the period in paragraph (a)(iii) below if longer. Any interest remaining after the spouse’s death will be distributed over such spouse’s remaining life expectancy as determined in the year of the spouse’s death and reduced by 1 for each subsequent year, or, if distributions are being made over the period in paragraph (a)(iii) below, over such period.

(ii) the designated beneficiary is not the depositor’s surviving spouse, the remaining interest will be distributed over the beneficiary’s remaining life expectancy as determined in the year following the death of the depositor and reduced by 1 for each subsequent year, or over the period in paragraph (a)(iii) below if longer.

(iii) there is no designated beneficiary, the remaining interest will be distributed over the remaining life expectancy of the depositor as determined in the year of the depositor’s death and reduced by 1 for each subsequent year.

(b) If the depositor dies before the required beginning date, the remaining interest will be distributed in accordance with (i) below or, if elected or there is no designated beneficiary, in accordance with (ii) below:

(i) The remaining interest will be distributed in accordance with paragraphs (a)(i) and (a)(ii) above (but not over the period in paragraph (a)(iii),even if longer), starting by the end of the calendar year following the year of the depositor’s death. If, however, the designated beneficiary is the depositor’s surviving spouse, then this distribution is not required to begin before the end of the calendar year in which the depositor would have reached age 70 1/2. But, in

Dodge & Cox Funds /71

such case, if the depositor's surviving spouse dies before distributions are required to begin, then the remaining interest will be distributed in accordance with (a)(ii) above (but not over the period in paragraph (a)(iii), even if longer), over such spouse's designated beneficiary's life expectancy, or in accordance with (ii) below if there is no such designated beneficiary.

(ii) The remaining interest will be distributed by the end of the calendar year containing the fifth anniversary of the depositor's death.

4. If the depositor dies before his or her entire interest has been distributed and if the designated beneficiary is not the depositor's surviving spouse, no additional contributions may be accepted in the account.

5. The minimum amount that must be distributed each year, beginning with the year containing the depositor's required beginning date, is known as the "required minimum distribution" and is determined as follows:

(a) The required minimum distribution under paragraph 2(b) for any year, beginning with the year the depositor reaches age 70½, is the depositor's account value at the close of business on December 31 of the preceding year divided by the distribution period in the uniform lifetime table in Regulations section 1.401(a)(9)-9. However, if the depositor's designated beneficiary is his or her surviving spouse, the required minimum distribution for a year shall not be more than the depositor's account value at the close of business on December 31 of the preceding year divided by the number in the joint and last survivor table in Regulations section 1.401(a)(9)-9. The required minimum distribution for a year under this paragraph (a) is determined using the depositor's (or, if applicable, the depositor and spouse's) attained age (or ages) in the year.

(b) The required minimum distribution under paragraphs 3(a) and 3(b)(i) for a year, beginning with the year following the year of the depositor's death (or the year the depositor would have reached age 70½, if applicable under paragraph 3(b)(i)) is the account value at the close of business on December 31 of the preceding year divided by the life expectancy (in the single life table in Regulations section 1.401(a)(9)-9) of the individual specified in such paragraphs 3(a) and 3(b)(i).

(c) The required minimum distribution for the year the depositor reaches age 70½ can be made as late as April 1 of the following year. The required minimum distribution for any other year must be made by the end of such year.

6. The owner of two or more traditional IRAs may satisfy the minimum distribution requirements described above by taking from one traditional IRA the amount required to satisfy the requirement for another in accordance with the regulations under section 408(a)(6).

Article V.

1. The depositor agrees to provide the custodian with all information necessary to prepare any reports required by section 408(i) and Regulations sections 1.408-5 and 1.408-6.

2. The custodian agrees to submit to the Internal Revenue Service (IRS) and the Depositor the reports prescribed by the IRS.

Article VI.

Notwithstanding any other articles which may be added or incorporated, the provisions of Articles I through III and this sentence will be controlling. Any additional articles inconsistent with section 408(a) and the related regulations will be invalid.

Article VII.

This agreement will be amended as necessary to comply with the provisions of the Code and the related regulations. Other amendments may be made with the consent of the persons whose signatures appear on the Adoption Agreement.

Part Two: Provisions Applicable to Roth IRAs

The following provisions of Articles I to VII are in the form promulgated by the Internal Revenue Service in Form 5305-RA (Rev. March 2002) for use in establishing a Roth Individual Retirement Custodial Account. References are to sections of the Internal Revenue Code of 1986, as amended ("Code").

Article I

Except in the case of a rollover contribution described in section 408A(e), a recharacterized contribution described in section 408A(d)(6), or an IRA conversion contribution, the custodian will accept only cash contributions up to $3,000 per year for tax years 2002 through 2004. That contribution limit is increased to $4,000 for tax years 2005 through 2007 and $5,000 for 2008 and thereafter. For individuals who have reached the age of 50 before the close of the tax year, the contribution limit is increased to $3,500 per year for tax years 2002 through 2004, $4,500 for 2005, $5,000 for 2006 and 2007, and $6,000 for 2008 and thereafter. For tax years after 2008, the above limits will be increased to reflect a cost-of-living adjustment, if any.

Article IA

1. The annual contribution limit described in Article I is gradually reduced to $0 for higher income levels. For a single depositor, the annual contribution is phased out between adjusted gross income (AGI) of $95,000 and $110,000; for a married depositor filing jointly, between AGI of $150,000 and $160,000; and for a married depositor filing separately, between AGI of $0 and $10,000. In the case of a conversion, the custodian will not accept IRA conversion contributions in a tax year if the depositor's AGI for the tax year the funds were distributed from the other IRA exceeds $100,000 or if the depositor is married and files a separate return. Adjusted gross income is defined in section 408A(c)(3) and does not include IRA conversion contributions.

2. In the case of a joint return, the AGI limits in the preceding paragraph apply to the combined AGI of the depositor and his or her spouse.

Article II

The depositor's interest in the balance in the custodial account is nonforfeitable.

22 / Dodge & Cox Funds

Article III

1. No part of the custodial account funds may be invested in life insurance contracts, nor may the assets of the custodial account be commingled with other property except in a common trust fund or common investment fund (within the meaning of section 408(a)(5)).

2. No part of the custodial account funds may be invested in collectibles (within the meaning of section 408(m)) except as otherwise permitted by section 408(m)(3), which provides an exception for certain gold, silver, and platinum coins, coins issued under the laws of any state, and certain bullion.

Article IV

1. If the depositor dies before his or her entire interest is distributed to him or her and the depositor’s surviving spouse is not the designated beneficiary, the remaining interest will be distributed in accordance with (a) below or, if elected or there is no designated beneficiary, in accordance with (b) below: (a) The remaining interest will be distributed, starting by the end of the calendar year following the year of the depositor’s death, over the designated beneficiary’s remaining life expectancy as determined in the year following the death of the depositor.

(b) The remaining interest will be distributed by the end of the calendar year containing the fifth anniversary of the depositor’s death.

2. The minimum amount that must be distributed each year under paragraph 1(a) above is the account value at the close of business on December 31 of the preceding year divided by the life expectancy (in the single life table in

Regulations section 1.401(a)(9)-9) of the designated beneficiary using the attained age of the beneficiary in the year following the year of the depositor’s death and subtracting 1 from the divisor for each subsequent year.

3. If the depositor’s spouse is the designated beneficiary on the depositor’s date of death, such spouse will then be treated as the depositor.

Article V

1. The depositor agrees to provide the custodian with all information necessary to prepare any reports required by sections 408(i) and 408A(d)(3)(E), Regulations section 1.408-5 and 1.408-6, or other guidance published by the Internal Revenue Service (IRS).

2. The custodian agrees to submit to the IRS and depositor the reports prescribed by the IRS.

Article VI

Notwithstanding any other articles which may be added or incorporated, the provisions of Articles I through III and this sentence will be controlling. Any additional articles inconsistent with section 408A, the related regulations, and other published guidance will be invalid.

Article VII

This agreement will be amended as necessary to comply with the provisions of the Code, the related regulations, and other published guidance. Other amendments may be made with the consent of the persons whose signatures appear in the Adoption Agreement.

Part Three: Provisions Applicable to Both Traditional and Roth IRAs

Article VIII

1. As used in this Article VIII the following terms have the following meanings:

“Account” or “Custodial Account” means the individual retirement account established using the terms of either Part One or Part Two and, in either event, Part Three of this Dodge & Cox Funds-State Street Bank and Trust Company Universal Individual Retirement Account Custodial Agreement and the Adoption Agreement signed by the Depositor. The Account may be a traditional Individual Retirement Account or a Roth Individual Retirement Account, as specified by the Depositor. See Section 24 below.

“Custodian” means State Street Bank and Trust Company.

“Depositor” means the person signing the Adoption Agreement accompanying this Custodial Agreement.

“Distributor” means the entity which has a contract with the Fund(s) to serve as distributor of the shares of such Fund(s).

In any case where there is no Distributor, the duties assigned hereunder to the Distributor may be performed by the Fund(s) or by an entity that has a contract to perform management or investment advisory services for the Fund(s).

“Fund” means any registered investment company which is advised, sponsored or distributed by Sponsor; provided, however, that such a mutual fund or registered investment company must be legally offered for sale in the state of the Depositor’s residence.

“Service Company” means any entity employed by the Custodian or the Distributor, including the transfer agent for the Fund(s), to perform various administrative duties of either the Custodian or the Distributor.

In any case where there is no Service Company, the duties assigned hereunder to the Service Company will be performed by the Distributor (if any) or by an entity specified in the second preceding paragraph.

“Sponsor” means Dodge & Cox.

2. The Depositor must certify in the Adoption Agreement that the Depositor received the Disclosure Statement related to the Custodial Account at least seven days before the Depositor signed the Adoption Agreement to establish the Custodial Account, and the Custodian may rely upon such certification in establishing an irrevocable Custodial Account hereunder.

3. All contributions to the Custodial Account shall be invested and reinvested in full and fractional shares of one or more Funds. All such shares shall be issued and accounted for as book entry shares, and no physical shares or share certificate will be issued. Such investments shall be made in such proportions and/or in such amounts as Depositor from time to time in the Adoption Agreement or by other written notice to the Service Company (in such form as may be acceptable to the Service Company) may direct.

The Service Company shall be responsible for promptly transmitting all investment directions by the Depositor for the purchase or sale of shares of one or more Funds hereunder to the Funds’ transfer agent for execution. However, if investment directions with respect to the investment of any contribution hereunder

Dodge & Cox Funds 23

are not received from the Depositor as required or, if received, are unclear or incomplete in the opinion of the Service Company, the contribution will be returned to the Depositor, or will be held uninvested (or invested in a money market fund if available) pending clarification or completion by the Depositor, in either case without liability for interest or for loss of income or appreciation. If any other directions or other orders by the Depositor with respect to the sale or purchase of shares of one or more Funds for the Custodial Account are unclear or incomplete in the opinion of the Service Company, the Service Company will refrain from carrying out such investment directions or from executing any such sale or purchase, without liability for loss of income or for appreciation or depreciation of any asset, pending receipt of clarification or completion from the Depositor.

All investment directions by Depositor will be subject to any minimum initial or additional investment or minimum balance rules applicable to a Fund as described in its prospectus.

All dividends and capital gains or other distributions received on the shares of any Fund held in the Depositor’s Account shall be (unless received in additional shares) reinvested in full and fractional shares of such Fund (or of any other Fund offered by the Sponsor, if so directed).

In the event that any Fund held in the Custodial Account is liquidated or is otherwise made unavailable by the Sponsor as a permissible investment for a Custodial Account hereunder, the liquidation or other proceeds of such Fund shall be invested in accordance with the instructions of the Depositor; if the Depositor does not give such instructions, or if such instructions are unclear or incomplete in the opinion of the Service Company, the Service Company may invest such liquidation or other proceeds in such other Fund (including a money market fund if available) as the Sponsor designates, and neither the Service Company nor the Custodian will have any responsibility for such investment.

4. Subject to the minimum initial or additional investment, minimum balance and other exchange rules applicable to a Fund, the Depositor may at any time direct the Service Company to exchange all or a specified portion of the shares of a Fund in the Depositor’s Account for shares and fractional shares of one or more other Funds. The Depositor shall give such directions by written or telephonic notice acceptable to the Service Company, and the Service Company will process such directions as soon as practicable after receipt thereof (subject to the second paragraph of Section 3 of this Article VIII).

5. Any purchase or redemption of shares of a Fund for or from the Depositor’s Account will be effected at the public offering price or net asset value of such Fund (as described in the then effective prospectus for such Fund) next established after the Service Company has transmitted the Depositor’s investment directions to the transfer agent for the Fund(s).

Any purchase, exchange, transfer or redemption of shares of a Fund for or from the Depositor’s Account will be subject to any applicable sales, redemption or other charge as described in the then effective prospectus for such Fund.

6. The Service Company shall maintain adequate records of all purchases or sales of shares of one or more Funds for the Depositor’s Custodial Account. Any account maintained in connection herewith shall be in the name of the Custodian for the benefit of the Depositor. All assets of the Custodial Account shall be registered in the name of the Custodian or of a suitable nominee. The books and records of the Custodian shall show that all such investments are part of the Custodial Account.

The Custodian shall maintain or cause to be maintained adequate records reflecting transactions of the Custodial Account. In the discretion of the Custodian, records maintained by the Service Company with respect to the Account hereunder will be deemed to satisfy the Custodian’s recordkeeping responsibilities therefor. The Service Company agrees to furnish the Custodian with any information the Custodian requires to carry out the Custodian’s recordkeeping responsibilities.

7. Neither the Custodian nor any other party providing services to the Custodial Account will have any responsibility for rendering advice with respect to the investment and reinvestment of Depositor’s Custodial Account, nor shall such parties be liable for any loss or diminution in value which results from Depositor’s exercise of investment control over his Custodial Account. Depositor shall have and exercise exclusive responsibility for and control over the investment of the assets of his Custodial Account, and neither Custodian nor any other such party shall have any duty to question his directions in that regard or to advise him regarding the purchase, retention or sale of shares of one or more Funds for the Custodial Account.

8. The Depositor may in writing appoint an investment adviser with respect to the Custodial Account on a form acceptable to the Custodian and the Service Company. The investment adviser’s appointment will be in effect until written notice to the contrary is received by the Custodian and the Service Company. While an investment adviser’s appointment is in effect, the investment adviser may issue investment directions or may issue orders for the sale or purchase of shares of one or more Funds to the Service Company, and the Service Company will be fully protected in carrying out such investment directions or orders to the same extent as if they had been given by the Depositor.

The Depositor’s appointment of any investment adviser will also be deemed to be instructions to the Custodian and the Service Company to pay such investment adviser’s fees to the investment adviser from the Custodial Account hereunder without additional authorization by the Depositor or the Custodian.

9.(a) Distribution of the assets of the Custodial Account shall be made at such time and in such form as Depositor (or the Beneficiary if Depositor is deceased) shall elect by written order to the Custodian.

7Depositor acknowledges that any distribution of a taxable amount from the Custodial Account (except for distribution on account of Depositor’s disability or death, return of an “excess contribution” referred to in Code Section 4973, or a “rollover” from this Custodial Account) made earlier than age 59 1/2 may subject Depositor to an “additional tax on early distributions” under Code Section 72(t) unless an exception to such additional tax is applicable. For that purpose, Depositor will be considered disabled if Depositor can prove, as provided in Code Section 72(m)(7), that Depositor is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or be of long-continued and indefinite duration. It is the responsibility of the Depositor (or the Beneficiary) by appropriate distribution instructions to the Custodian to insure that any applicable distribution requirements of Code Section 401(a)(9) and Article IV above are met. If the Depositor (or Beneficiary) does not direct the Custodian to make distributions from the Custodial Account by the time that such distributions are required to commence in accordance with such distribution requirements, the Custodian (and Service Company) shall assume that the Depositor (or Beneficiary) is meeting any applicable minimum distribution requirements from another individual retirement arrangement maintained by the Depositor (or Beneficiary) and the Custodian and Service Company shall be fully protected in so doing.

24/ Dodge & Cox Funds

(b) The Depositor acknowledges (i) that any withdrawal from the Custodial Account will be reported by the Custodian in accordance with applicable IRS requirements (currently, on Form 1099-R), (ii) that the information reported by the Custodian will be based on the amounts in the Custodial Account and will not reflect any other individual retirement accounts the Depositor may own and that, consequently, the tax treatment of the withdrawal may be different than if the Depositor had no other individual retirement accounts, and (iii) that, accordingly, it is the responsibility of the Depositor to maintain appropriate records so that the Depositor (or other person ordering the distribution) can correctly compute all taxes due. Neither the Custodian nor any other party providing services to the Custodial Account assumes any responsibility for the tax treatment of any distribution from the Custodial Account; such responsibility rests solely with the person ordering the distribution.

10. The Custodian assumes (and shall have) no responsibility to make any distribution except upon the written order of Depositor (or Beneficiary if Depositor is deceased) containing such information as the Custodian may reasonably request. Also, before making any distribution from or honoring any assignment of the Custodial Account, Custodian shall be furnished with any and all applications, certificates, tax waivers, signature guarantees, releases, indemnification agreements, and other documents (including proof of any legal representative’s authority) deemed necessary or advisable by Custodian, but Custodian shall not be responsible for complying with any order or instruction which appears on its face to be genuine, or for refusing to comply if not satisfied it is genuine, and Custodian has no duty of further inquiry. Any distributions from the Account may be mailed, first-class postage prepaid, to the last known address of the person who is to receive such distribution, as shown on the Custodian’s records, and such distribution shall to the extent thereof completely discharge the Custodian’s liability for such payment.

11. (a) The term “Beneficiary” means the person or persons designated as such by the “designating person” (as defined below) on a form acceptable to the Custodian for use in connection with the Custodial Account, signed by the designating person, and filed with the Custodian. If, in the opinion of the Custodian or Service Company, any designation of beneficiary is unclear or incomplete, in addition to any documents or assurances the Custodian may request under Section 10, the Custodian or Service Company shall be entitled to request and receive such clarification or additional instructions as the Custodian in its discretion deems necessary to determine the correct Beneficiary(ies) following the Depositor’s death. The form designating the Beneficiary(ies) may name individuals, trusts, estates, or other entities as either primary or contingent beneficiaries. However, if the designation does not effectively dispose of the entire Custodial Account as of the time distribution is to commence, the term “Beneficiary” shall then mean the designating person’s estate with respect to the assets of the Custodial Account not disposed of by the designation form. The form last accepted by the Custodian before such distribution is to commence, provided it was received by the Custodian (or deposited in the U.S. Mail or with a reputable delivery service) during the designating person’s lifetime, shall be controlling and, whether or not fully dispositive of the Custodial Account, thereupon shall revoke all such forms previously filed by that person. The term “designating person” means Depositor during his/her lifetime; only after Depositor’s death, it also means Depositor’s spouse, if the spouse is a Beneficiary and the spouse elects to transfer assets from the Custodial Account to the spouse’s own Custodial Account and in accordance with applicable provisions of the Code. (Note: Married Depositors who reside in a community property or marital property state (Arizona, California, Idaho, Louisiana, Nevada, new Mexico, Texas, Washington or Wisconsin), may need to obtain spousal consent if they have not designated their spouse as the primary Beneficiary for at least half of their Account. Consult a lawyer or other tax professional for additional information and advice.)

(b) Notwithstanding any provisions in this Agreement to the contrary, when and after the distribution from the Custodial Account to Depositor’s Beneficiary commence, all rights and obligations assigned to Depositor hereunder shall inure to, and be enjoyed and exercised by, Beneficiary instead of Depositor.

(c) Notwithstanding Section 3 of Article IV of Part Two above, if the Depositor’s spouse is the sole Beneficiary on the Depositor’s date of death, the spouse will not be treated as the Depositor if the spouse elects not to be so treated. In such event, the Custodial Account will be distributed in accordance with the other provisions of such Article IV, except that distributions to the Depositor’s spouse are not required to commence until December 31 of the year in which the Depositor would have turned age 70 1/2.

12. (a) The Depositor agrees to provide information to the Custodian at such time and in such manner as may be necessary for the Custodian to prepare any reports required under Section 408(i) or Section 408A(d)(3)(E) of the Code and the regulations thereunder or otherwise.

(b) The Custodian or the Service Company will submit reports to the Internal Revenue Service and the Depositor at such time and manner and containing such information as is prescribed by the Internal Revenue Service.

(c) The Depositor, Custodian and Service Company shall furnish to each other such information relevant to the Custodial Account as may be required under the Code and any regulations issued or forms adopted by the Treasury Department thereunder or as may otherwise be necessary for the administration of the Custodial Account.

(d) The Depositor shall file any reports to the Internal Revenue Service which are required of him by law (including Form 5329), and neither the Custodian nor Service Company shall have any duty to advise Depositor concerning or monitor Depositor’s compliance with such requirement.

13. (a) Depositor retains the right to amend this Custodial Account document in any respect at any time, effective on a stated date which shall be at least 60 days after giving written notice of the amendment (including its exact terms) to Custodian by registered or certified mail, unless Custodian waives notice as to such amendment. If the Custodian does not wish to continue serving as such under this Custodial Account document as so amended, it may resign in accordance with Section 17 below.

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(b) Depositor delegates to the Custodian the Depositor’s right so to amend, provided (i) the Custodian does not change the investments available under this Custodial Agreement and (ii) the Custodian amends in the same manner all agreements comparable to this one, having the same Custodian, permitting comparable investments, and under which such power has been delegated to it; this includes the power to amend retroactively if necessary or appropriate in the opinion of the Custodian in order to conform this Custodial Account to pertinent provisions of the Code and other laws or successor provisions of law, or to obtain a governmental ruling that such requirements are met, to adopt a prototype or master form of agreement in substitution for this Agreement, or as otherwise may be advisable in the opinion of the Custodian. Such an amendment by the Custodian shall be communicated in writing to Depositor, and Depositor shall be deemed to have consented thereto unless, within 30 days after such communication to Depositor is mailed, Depositor either (i) gives Custodian a written order for a complete distribution or transfer of the Custodial Account, or (ii) removes the Custodian and appoints a successor under Section 17 below.

Pending the adoption of any amendment necessary or desirable to conform this Custodial Account document to the requirements of any amendment to any applicable provision of the Internal Revenue Code or regulations or rulings thereunder (including any amendment to Form 5305-A or Form 5305-RA), the Custodian and the Service Company may operate the Depositor’s Custodial Account in accordance with such requirements to the extent that the Custodian and/or the Service Company deem necessary to preserve the tax benefits of the Account.

(c) Notwithstanding the provisions of subsections (a) and (b) above, no amendment shall increase the responsibilities or duties of Custodian without its prior written consent.

(d) This Section 13 shall not be construed to restrict the Custodian’s right to substitute fee schedules in the manner provided by Section 16 below, and no such substitution shall be deemed to be an amendment of this Agreement.

14. (a) Custodian shall terminate the Custodial Account if this Agreement is terminated or if, within 30 days (or such longer time as Custodian may agree) after resignation or removal of Custodian under Section 17, Depositor or Sponsor, as the case may be, has not appointed a successor which has accepted such appointment. Termination of the Custodial Account shall be effected by distributing all assets thereof in a single payment in cash or in kind to Depositor, subject to Custodian’s right to reserve funds as provided in Section 17.

(b) Upon termination of the Custodial Account, this custodial account document shall have no further force and effect (except for Sections 15(f), 17(b) and (c) hereof which shall survive the termination of the Custodial Account and this document), and Custodian shall be relieved from all further liability hereunder or with respect to the Custodial Account and all assets thereof so distributed.

15. (a) In its discretion, the Custodian may appoint one or more contractors or service providers to carry out any of its functions and may compensate them from the Custodial Account for expenses attendant to those functions. In the event of such appointment, all rights and privileges of the Custodian under this Agreement shall pass through to such contractors or service providers who shall be entitled to enforce them as if a named party.

(b) The Service Company shall be responsible for receiving all instructions, notices, forms and remittances from Depositor and for dealing with or forwarding the same to the transfer agent for the Fund(s).

(c) The parties do not intend to confer any fiduciary duties on Custodian or Service Company (or any other party providing services to the Custodial Account), and none shall be implied. Neither shall be liable (or assumes any responsibility) for the collection of contributions, the proper amount, time or tax treatment of any contribution to the Custodial Account or the propriety of any contributions under this Agreement, or the purpose, time, amount (including any minimum distribution amounts), tax treatment or propriety of any distribution hereunder, which matters are the sole responsibility of Depositor and Depositor’s Beneficiary.

(d) Not later than 60 days after the close of each calendar year (or after the Custodian’s resignation or removal), the Custodian or Service Company shall file with Depositor a written report or reports reflecting the transactions effected by it during such period and the assets of the Custodial Account at its close. Upon the expiration of 60 days after such a report is sent to Depositor (or Beneficiary), the Custodian or Service Company shall be forever released and discharged from all liability and accountability to anyone with respect to transactions shown in or reflected by such report except with respect to any such acts or transactions as to which Depositor shall have filed written objections with the Custodian or Service Company within such 60 day period.

(e) The Service Company shall deliver, or cause to be delivered, to Depositor all notices, prospectuses, financial statements and other reports to shareholders, proxies and proxy soliciting materials relating to the shares of the Funds(s) credited to the Custodial Account. No shares shall be voted, and no other action shall be taken pursuant to such documents, except upon receipt of adequate written instructions from Depositor.

(f) Depositor shall always fully indemnify Service Company, Distributor, the Fund(s), Sponsor and Custodian and save them harmless from any and all liability whatsoever which may arise either (i) in connection with this Agreement and the matters which it contemplates, except that which arises directly out of the Service Company’s, Distributor’s, Fund’s, Sponsor’s or Custodian’s bad faith, gross negligence or willful misconduct, (ii) with respect to making or failing to make any distribution, other than for failure to make distribution in accordance with an order therefor which is in full compliance with Section 10, or (iii) actions taken or omitted in good faith by such parties. Neither Service Company nor Custodian shall be obligated or expected to commence or defend any legal action or proceeding in connection with this Agreement or such matters unless agreed upon by that party and Depositor, and unless fully indemnified for so doing to that party’s satisfaction.

(g) The Custodian and Service Company shall each be responsible solely for performance of those duties expressly assigned to it in this

Agreement, and neither assumes any responsibility as to duties assigned to anyone else hereunder or by operation of law.

26 / Dodge & Cox Funds

(h) The Custodian and Service Company may each conclusively rely upon and shall be protected in acting upon any written order from Depositor or Beneficiary, or any investment adviser appointed under Section 8, or any other notice, request, consent, certificate or other instrument or paper believed by it to be genuine and to have been properly executed, and so long as it acts in good faith, in taking or omitting to take any other action in reliance thereon. In addition, Custodian will carry out the requirements of any apparently valid court order relating to the Custodial Account and will incur no liability or responsibility for so doing.

16. (a) The Custodian, in consideration of its services under this Agreement, shall receive the fees specified on the applicable fee schedule. The fee schedule originally applicable shall be the one specified in the Adoption Agreement or Disclosure Statement, as applicable. The Custodian may substitute a different fee schedule at any time upon 30 days’ written notice to Depositor. The Custodian shall also receive reasonable fees for any services not contemplated by any applicable fee schedule and either deemed by it to be necessary or desirable or requested by Depositor.

(b) Any income, gift, estate and inheritance taxes and other taxes of any kind whatsoever, including transfer taxes incurred in connection with the investment or reinvestment of the assets of the Custodial Account, that may be levied or assessed in respect to such assets, and all other administrative expenses incurred by the Custodian in the performance of its duties (including fees for legal services rendered to it in connection with the Custodial Account) shall be charged to the Custodial Account. If the Custodian is required to pay any such amount, the Depositor (or Beneficiary) shall promptly upon notice thereof reimburse the Custodian.

(c) All such fees and taxes and other administrative expenses charged to the Custodial Account shall be collected either from the amount of any contribution or distribution to or from the Account, or (at the option of the person entitled to collect such amounts) to the extent possible under the circumstances by the conversion into cash of sufficient shares of one or more Funds held in the Custodial Account (without liability for any loss incurred thereby). Notwithstanding the foregoing, the Custodian or Service Company may make demand upon the Depositor for payment of the amount of such fees, taxes and other administrative expenses. Fees which remain outstanding after 60 days may be subject to a collection charge.

17. (a) Upon 30 days’ prior written notice to the Custodian, Depositor or Sponsor, as the case may be, may remove it from its office hereunder.

Such notice, to be effective, shall designate a successor custodian and shall be accompanied by the successor’s written acceptance. The Custodian also may at any time resign upon 30 days’ prior written notice to Sponsor, whereupon the Sponsor shall notify the Depositor (or Beneficiary) and shall appoint a successor to the Custodian. In connection with its resignation hereunder, the Custodian may, but is not required to, designate a successor custodian by written notice to the Sponsor or Depositor (or Beneficiary), and the Sponsor or Depositor (or Beneficiary) will be deemed to have consented to such successor unless the Sponsor or Depositor (or Beneficiary) designates a different successor custodian and provides written notice thereof together with such a different successor’s written acceptance by such date as the Custodian specifies in its original notice to the Sponsor or Depositor (or Beneficiary) (provided that the Sponsor or Depositor (or Beneficiary) will have a minimum of 30 days to designate a different successor).

(b) The successor custodian shall be a bank, insured credit union, or other person satisfactory to the Secretary of the Treasury under Code Section 408(a)(2). Upon receipt by Custodian of written acceptance by its successor of such successor’s appointment, Custodian shall transfer and pay over to such successor the assets of the Custodial Account and all records (or copies thereof) of Custodian pertaining thereto, provided that the successor custodian agrees not to dispose of any such records without the Custodian’s consent. Custodian is authorized, however, to reserve such sum of money or property as it may deem advisable for payment of all its fees, compensation, costs, and expenses, or for payment of any other liabilities constituting a charge on or against the assets of the Custodial Account or on or against the Custodian, with any balance of such reserve remaining after the payment of all such items to be paid over to the successor custodian.

(c)	Any custodian shall not be liable for the acts or omissions of its predecessor or its successor.

18. References herein to the “Internal Revenue Code” or “Code” and sections thereof shall mean the same as amended from time to time, including successors to such sections.

19. Except where otherwise specifically required in this Agreement, any notice from Custodian to any person provided for in this Agreement shall be effective if sent by first-class mail to such person at that person’s last address on the Custodian’s records.

20. Depositor or Depositor’s Beneficiary shall not have the right or power to anticipate any part of the Custodial Account or to sell, assign, transfer, pledge or hypothecate any part thereof. The Custodial Account shall not be liable for the debts of Depositor or Depositor’s Beneficiary or subject to any seizure, attachment, execution or other legal process in respect thereof except to the extent required by law. At no time shall it be possible for any part of the assets of the Custodial Account to be used for or diverted to purposes other than for the exclusive benefit of the Depositor or his/her Beneficiary except to the extent required by law.

21. When accepted by the Custodian, this Agreement is accepted in and shall be construed and administered in accordance with the laws of the state where the principal offices of the Custodian are located. Any action involving the Custodian brought by any other party must be brought in a state or federal court in such state.

If in the Adoption Agreement, Depositor designates that the Custodial Account is a traditional IRA, this Agreement is intended to qualify under Code Section 408(a) as an individual retirement custodial account and to entitle Depositor to the retirement savings deduction under Code Section 219 if available. If in the Adoption Agreement Depositor designates that the Custodial Account is a Roth IRA, this Agreement is intended to qualify under Code Section 408A as a Roth individual retirement Custodial Account and to entitle Depositor to the tax-free withdrawal of amounts from the Custodial Account to the extent permitted in such Code section.

Dodge & Cox Funds/ 27

If any provision hereof is subject to more than one interpretation or any term used herein is subject to more than one construction, such ambiguity shall be resolved in favor of that interpretation or construction which is consistent with the intent expressed in whichever of the two preceding sentences is applicable.

However, the Custodian shall not be responsible for whether or not such intentions are achieved through use of this Agreement, and Depositor is referred to Depositor’s attorney for any such assurances.

22. Depositor should seek advice from Depositor’s attorney regarding the legal consequences (including but not limited to federal and state tax matters) of entering into this Agreement, contributing to the Custodial Account, and ordering Custodian to make distributions from the Account. Depositor acknowledges that Custodian and Service Company (and any company associated therewith) are prohibited by law from rendering such advice.

23. If any provision of any document governing the Custodial Account provides for notice, instructions or other communications from one party to another in writing, to the extent provided for in the procedures of the Custodian, Service Company or another party, any such notice, instructions or other communications may be given by telephonic, computer, other electronic or other means, and the requirement for written notice will be deemed satisfied.

24.	The legal documents governing the Custodial Account are as follows:

(a) If in the Adoption Agreement the Depositor designated the Custodial Account as a traditional IRA under Code Section 408(a), the provisions of Part One and Part Three of this Agreement and the provisions of the Adoption Agreement are the legal documents governing the Depositor’s Custodial Account.

(b) If in the Adoption Agreement the Depositor designated the Custodial Account as a Roth IRA under Code Section 408A, the provisions of Part Two and Part Three of this Agreement and the provisions of the Adoption Agreement are the legal documents governing the Depositor’s Custodial Account.

(c) In the Adoption Agreement the Depositor must designate the Custodian Account as either a Roth IRA or a traditional IRA, and a separate account will be established for such IRA. One Custodial Account may not serve as a Roth IRA and a traditional IRA (through the use of subaccounts or otherwise).

(d) The Depositor acknowledges that the Service Company may require the establishment of different Roth IRA accounts to hold annual contributions under Code Section 408A(c)(2) and to hold conversion amounts under Code Section 408A(c)(3)(B). The Service Company may also require the establishment of different Roth IRA accounts to hold amounts converted in different calendar years. If the Service Company does not require such separate account treatment, the Depositor may make annual contributions and conversion contributions to the same account.

(e) The Depositor acknowledges that the Service Company may require the establishment of different traditional IRA accounts to hold pre-tax amounts and any after-tax amounts.

25. This Agreement and the Adoption Agreement signed by the Depositor (as either may be amended) are the documents governing the Depositor’s Custodial Account. Articles I through VII of Part One of this Agreement are in the form promulgated by the Internal Revenue Service as Form 5305-A. It is anticipated that, if and when the Internal Revenue Service promulgates changes to Form 5305-A, the Custodian will amend this Agreement correspondingly.

Articles I through VII of Part Two of this Agreement are in the form promulgated by the Internal Revenue Service as Form 5305-RA. It is anticipated that, if and when the Internal Revenue Service promulgates changes to Form 5305-RA, the Custodian will amend this Agreement correspondingly.

The Internal Revenue Service has endorsed the use of documentation permitting a Depositor to establish either a traditional IRA or Roth IRA (but not both using a single Adoption Agreement), and this Kit complies with the requirements of the IRS guidance for such use. If the Internal Revenue Service subsequently determines that such an approach is not permissible, or that the use of a “combined” Adoption Agreement does not establish a valid traditional IRA or a Roth IRA (as the case may be), the Custodian will furnish the Depositor with replacement documents and the Depositor will if necessary sign such replacement documents. Depositor acknowledge and agrees to such procedures and to cooperate with Custodian to preserve the intended tax treatment of the Account.

26. If the Depositor maintains an Individual Retirement Account under Code Section 408(a), Depositor may convert or transfer such other IRA to a Roth IRA under Code Section 408A using the terms of this Agreement and the Adoption Agreement by completing and executing the Adoption Agreement and giving suitable directions to the Custodian and the custodian or trustee of such other IRA. Alternatively, the Depositor may convert or transfer such other IRA to a Roth IRA by use of a reply card or by telephonic, computer or electronic means in accordance with procedures adopted by the Custodian or Service Company intended to meet the requirements of Code Section 408A, and the Depositor will be deemed to have executed the Adoption Agreement and adopted the provisions of this Agreement and the Adoption Agreement in accordance with such procedures.

In accordance with the requirements of Code Section 408A(d)(6) and regulations thereunder, the Depositor may recharacterize a contribution to a traditional IRA as a contribution to a Roth IRA, or may recharacterize a contribution to a Roth IRA as a contribution to a traditional IRA. The Depositor agrees to observe any limitations imposed by the Service Company on the number of such transactions in any year (or any such limitations or other restrictions that may be imposed by the Service Company or the IRS).

27. The Depositor acknowledges that he or she has received and read the current prospectus for each Fund in which his or her Account is invested and the Individual Retirement Account Disclosure Statement related to the Account. The Depositor represents under penalties of perjury that his or her Social Security number (or other Taxpayer Identification Number) as stated in the Adoption Agreement is correct.

28. If all required forms and information are properly submitted, State Street Bank and Trust Company will accept appointment as Custodian of the Depositor’s Account. However, this Agreement (and the Adoption Agreement) is not binding upon the Custodian until the Depositor has received a statement confirming the initial transaction for the Account. Receipt by the Depositor of a confirmation of the purchase of the Fund shares indicated in the Depositor’s Adoption Agreement will serve as notification of State Street Bank and Trust Company’s acceptance of appointment as Custodian of the Depositor’s Account.

Dodge & Cox Funds /28

29. If the Depositor is a minor under the laws of his or her state of residence, then a parent or guardian shall exercise all powers and duties of the Depositor, as indicated herein, and shall sign the Adoption Agreement on behalf of the minor. The Custodian’s acceptance of the Account on behalf of any Depositor who is a minor is expressly conditioned upon the agreement of the parent or guardian to accept the responsibility to exercise all such powers and duties, and all parties hereto so acknowledge. Upon attainment of the age of majority under the laws of the Depositor’s state of residence at such time, the Depositor may advise the Custodian in writing (accompanied by such documentation as the Custodian may require) that he or she is assuming sole responsibility to exercise all rights, powers, obligations, responsibilities, authorities or requirements associated with the Account. Upon such notice to the Custodian, the Depositor shall have and shall be responsible for all of the foregoing, the Custodian will deal solely with the Depositor as the person controlling the administration of the Account, and the Depositor’s parent or guardian thereafter shall not have or exercise any of the foregoing. (Absent such written notice from the Depositor, Custodian shall be under no obligation to acknowledge the Depositor’s right to exercise such powers and authority and may continue to rely on the parent or guardian to exercise such powers and authority until notified to the contrary by the Depositor.)

Dodge & Cox Funds /29

NOTES

30/ Dodge & Cox Funds

DO D G E & COX FU N D S

Amendment to Individual Retirement Account Custodial Agreement

Pursuant to Section 13(b) of your Dodge & Cox Funds State Street Bank and Trust Company Individual Retirement Account Custodial Agreement, the Custodian (State Street Bank and Trust Company) has amended paragraph (e) of Section 15 thereof effective immediately as indicated below: “(e) The Service Company shall deliver, or cause to be delivered, to Depositor all notices, prospectuses, financial statements and other reports to shareholders, proxies and proxy soliciting materials relating to the shares of the Funds(s) credited to the Custodial Account. The Custodian shall vote any such shares credited to the Custodial Account in accordance with timely written instructions of the Depositor. If no timely written instructions are received from the Depositor, the Custodian shall vote such unvoted shares in the same proportion as shares of the Fund for which voting instructions were timely received by such Fund from the Fund’s other shareholders, in accordance with instructions the Custodian receives from the Fund.” [Language deleted: “No shares shall be voted, and no other action shall be taken pursuant to such documents, except upon receipt of adequate written instructions from Depositor.”]

Section 13(b) also provides that you are deemed to have consented to this amendment unless within 30 days after the date of this letter, you either (i) give the Custodian a written order for a complete distribution or transfer of the Custodial Account, or (ii) remove the Custodian and appoint a successor under Section 17 of the Custodial Agreement.

Important Information about Tax Law Changes for Individual Retirement Accounts

The Pension Protection Act of 2006 (the “Act”), signed into law on August 17, 2006, makes several important changes to the tax law rules for individual retirement accounts, which are summarized below. Please consult your financial or tax advisor if you have any questions about how these changes may affect your financial and tax situation.

Charitable Contributions from IRAs

Under the Act, an IRA owner may instruct the Custodian to make a distribution directly to a specified charity. If the distribution satisfies the various requirements, it is excluded from the IRA owner’s income, up to a limit of $100,000. Previously, an IRA owner could make a withdrawal and contribute the amount withdrawn to the charity, but for some taxpayers the charitable contribution was not fully deductible.

This new rule is available only to IRA owners who are at least age 70  1/2 at the time of the distribution and is available only for distributions to a charity during 2006 and 2007. Also, the new rule is available only for distributions from a traditional IRA or Roth IRA; distributions from an ongoing SEP-IRA or SIMPLE IRA do not qualify. (Ongoing would apply if an employer contribution is made for the plan year ending with or within the IRA owner’s taxable year in which charitable contributions would be made.)

Contribution Limits and Savers Credit

The Act makes permanent: (1) the higher contribution limits for annual contributions to a Traditional or Roth IRA, (2) the ability of IRA owners who are age 50 or older to make additional “catch-up” contributions, and (3) the “savers credit” for lower income taxpayers.

The maximum contribution amount allowed for years in which you are under age 50 is $4,000 for 2006 and 2007 and $5,000 for 2008 and thereafter. The maximum amount for years in which you are age 50 or older is $5,000 for 2006 and 2007 and $6,000 for 2008 and thereafter. After 2008, contribution limits are subject to annual increases for inflation in $500 increments.

Direct Deposit of Tax Refunds.

The Act directs the IRS to develop procedures so that a taxpayer may elect to deposit a tax refund directly into his or her IRA. This “direct deposit” opportunity will apply starting with tax returns for 2006 (in other words, refunds payable in 2007). Please call 1-800-621-3979 for details on what information you will need to give the IRS to insure that they will send your refund to your IRA account.

Indexed Eligibility Limits.

The Act provides for increasing the eligibility limits each year for inflation, starting in 2007. The adjustment will be to the nearest $1,000. Each year, the IRS will announce the new limits. The following charts show limits for 2006 and 2007.

Traditional IRA Deduction Restrictions for Active Participants in an Employer-Sponsored Retirement Plan

Modified Adjusted Gross Income (Modified AGI)

If your filing status is Single or

If your filing status is Married Filing

Head of Household and your

Jointly or Qualifying Widow(er) and

Then your Traditional

modified AGI is...

your modified AGI is...

IRA Contribution is...

Up to the Lower Limit of

Up to the Lower Limit of

Fully Deductible

$50,000 for 2006 or

$75,000 for 2006 or

$52,000 for 2007

$83,000 for 2007

More than the Lower Limit (above)

More than the Lower Limit (above) but

Partly Deductible

but less than the Upper Limit of

less than the Upper Limit of $85,000 for

$60,000 for 2006 or $62,000 for 2007

2006 or $103,000 for 2007

Upper Limit or more

Upper Limit or more

Non Deductible

Note: if you are married filing separate returns, your lower limit is always zero and your upper limit is always $10,000.

Roth IRA Contribution Limits

Modified Adjusted Gross Income (Modified AGI)

If your filing status is Single, Head of Household, or Married Filing Separately (and you did not live with your spouse at any time during the year) and your modified AGI is...

If your filing status is Married Filing Jointly or Qualifying Widow(er) and your modified AGI is...

Then you may make...

Up to $95,000 in 2006

Up to $150,000 in 2006

Full Contribution for 2006

Up to $99,000 in 2007

Up to $156,000 in 2007

Full Contribution for 2007

More than $95,000, but less than

More than $150,000, but less than

Reduced Contribution for

$110,000 in 2006

$160,000 in 2006

2006 (see explanation below)

More than $99,000, but less than

More than $156,000, but less than

Reduced Contribution for

$114,000 in 2007

$166,000 in 2007

2007

$110,000 or more in 2006

$160,000 or more in 2006

No Contribution for 2006

$114,000 or more in 2007

$166,000 or more in 2007

No Contribution for 2007

Note: If you are a married taxpayer filing separately and you lived with your spouse at any time during the year, your maximum Roth IRA contribution limit phases out over the first $10,000 of modified AGI. If your modified AGI is $10,000 or more you may not contribute to a Roth IRA for the year.

The various income limits applicable to the saver’s credit will also be indexed for inflation beginning in 2007.

Rollovers from Employer-Sponsored Retirement Plans by Non-Spouse Beneficiaries.

Beginning in 2007, the Act allows non-spousal designated beneficiaries receiving a distribution from an employer-sponsored retirement plan due to the death of the plan participant to transfer the assets to an IRA established to receive the transfer. The transfer must be directly from the trustee or custodian of the

2

employer-sponsored retirement plan to the custodian of the designated beneficiary’s IRA. This applies to employer qualified plans (for example, 401(k) and profit sharing plans), 403(b) arrangements and governmental 457 plans. Once transferred, the amount in the IRA is subject to the required minimum distribution rules as if the IRA were an inherited IRA. If the rollover is not completed by the end of the year following the year of the death of the account owner, the five-year rule may require the non-spouse beneficiary to withdraw the entire balance by the end of the fifth year following the death of the account owner.

This direct rollover option is available only to natural persons designated as beneficiaries or to qualifying trusts designated as beneficiaries. Other inheriting entities such as an estate, non-qualifying trust, or a charity are not eligible to roll over assets to an IRA.

Rollovers to Roth IRAs from Roth Accounts in Employer-Sponsored Plans

Certain employer qualified plans may now include a designated Roth account. Participants in these plans may contribute after-tax deferrals to a Roth account under an employer’s 401(k) plan or 403(b) arrangement. These Roth account balances are eligible for rollover to a Roth IRA. If such amounts are rolled over to a Roth IRA, they are subject to standard rules for the start date and holding period that apply to the owner’s Roth IRA(s). See the Disclosure Statement for the Roth IRA in your Dodge & Cox Funds IRA Information Kit and IRS Publication 590 for more information about general Roth IRA rules and restrictions.

Additional IRA Contributions by Certain 401(k) Plan Participants.

Under limited circumstances, 401(k) plan participants may make additional IRA contributions of up to $3,000 per year for 2007, 2008 and 2009. The requirements are:

The individual participated in a 401(k) plan with a matching employer contribution equal to at least 50 percent of the employee contributions and the match was invested in the employer stock;

In a prior year, the employer was in bankruptcy proceedings and either the employer or another person was indicted or convicted of a crime relating to transactions that led to the employer’s bankruptcy; and

The participant was a participant in the 401(k) plan on the date which was six months before the filing of the bankruptcy case.

This special provision is an alternative to catch-up contributions by IRA owners who are age 50 or older as of the end of any year. The IRA owner cannot take advantage of both this special rule and catch-up contributions in the same year. This special rule does not apply after 2009.

10% Penalty Tax Waived for Armed Forces Reservists

The Act provides a new exception for amounts withdrawn from an IRA by members of the Armed Forces Reserve components called to active duty for either a period exceeding 179 days or for an indefinite period. The new exception is effective for members called to active duty starting September 11, 2001 and ending December 31, 2007. The IRA withdrawal must occur during the period that starts on the date of the member’s call to active duty and ends when his or her active duty ends. Due to the retroactive effective date, if an eligible IRA owner previously made such a withdrawal and paid the 10% penalty tax, he or she can file an amended tax return to obtain a refund of the penalty. The time for filing such an amended return is extended to August 16, 2007 even if it would normally be too late to file for a refund. Qualifying taxable withdrawals are still subject to normal income taxes.

Repayment of Withdrawals by Armed Forces Reservists

If a member of the Armed Forces Reserve components made an IRA withdrawal that qualifies for the waiver of the 10% penalty tax (see above), the Act allows the member to repay the amount withdrawn to his or her IRA. The normal limits on IRA contributions do not apply to such a repayment. The repayment must be made during the two-year period starting on the day after the member’s active duty period ends. However, because of the retroactive effective date, the two-year period for repayment will not end until August 16, 2008. No deduction is permitted for such a repayment. However, the member may also make normal deductible IRA contributions, if eligible, up to the normal annual contribution limits.

3

Effective January 1, 2008 Rollovers/Conversions to a Roth IRA are Permitted

Under the Act, amounts may be directly rolled over from a 401(k) plan, a 403(b) arrangement or a governmental 457 plan into a Roth IRA effective January 1, 2008. Taxable amounts in the plan account must be reported as taxable income for the year of the direct rollover to the Roth IRA. In 2008 and 2009, this conversion opportunity is available only to IRA owners with adjusted gross income of $100,000 or less. Starting in 2010, the $100,000 ceiling on conversions to a Roth IRA is removed (this applies both to conversions of Traditional IRAs and conversions of employer plan account balances by direct rollovers). Also, a married taxpayer cannot convert a plan account via a direct rollover to a Roth IRA unless he or she files a joint tax return.

2/07 IRA SUP

4

PRIVACY NOTICE

AN IMPORTANT NOTICE CONCERNING CUSTOMER PRIVACY FROM STATE STREET BANK AND TRUST COMPANY:

STATE STREET BANK AND TRUST COMPANY IS PLEASED TO BE THE CUSTODIAN FOR YOUR RETIREMENT ACCOUNT.

The trust and confidence of our customers is important to us. For this reason, we are careful in the way we handle nonpublic personal information about our customers (“Customer Information”). This Privacy Notice describes our policies and practices concerning Customer Information and how they are designed to preserve the trust of our customers.

INFORMATION WE COLLECT

We may collect Customer Information from the following sources:

• Information we receive on applications or other forms, such as name, address, date of birth, and social security number

• Information relating to transactions with us, our affiliates and others, such as the purchase and sale of securities and account balances

• Information we receive from third parties, such as credit reporting agencies.

SS6/2004(continued on reverse side)

PRIVACY NOTICE

(continued from reverse side)

INFORMATION WE DISCLOSE

We do not disclose Customer Information about our present or former customers to third parties except as permitted by law. For example, we may disclose Customer Information in order to process a transaction or service an account, or to comply with legal requirements.

INFORMATION SECURITY

We restrict access to Customer Information to employees and service providers who are involved in providing products and services to our customers. In addition, we maintain physical, electronic, and procedural safeguards that comply with federal standards in order to protect Customer Information.

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© 2004 State Street Corporation. 04-0067STT0304

DO D G E & CO X FU N D S

IRA Account Application

USA Patriot

To help the government fight the funding of terrorism and money laundering activities, Federal law requires all financial Act Notice institutions to obtain, verify, and record information that identifies each person who opens an account.

To open your account we require your name, address, date of birth, and other information that will allow us to identify –you.

Parts 1 and 7 must be completed and will be verified as required by the USA Patriot Act.

Mailing Instructions

REGULAR MAIL:

EXPRESS, CERTIFIED OR REGISTERED MAIL:

Dodge & Cox Funds c/o Boston Financial Data

P.O. Box 8422

Boston, MA 02266-8422

For more information, call 1-800-621-3979 or visit the Funds’ web site at www.dodgeandcox.com

Services Dodge & Cox Funds c/o Boston Financial Data Services

30 Dan Road

Canton, MA 02021-2809

PART 1:

Shareholder Information

Name

Social Security Number

Mailing Address*

City

State

Zip Code

( ) ( )

Date of Birth

Daytime Phone

Evening Phone

If mailing address above is a post office, a street address is also required by the USA Patriot Act.

Street Address (if different than Mailing Address above)*

City

State

Zip Code

Shares of the Dodge & Cox Funds are registered for sale to U.S. residents only. You must provide your valid U.S. address when opening an account.

*U.S., U.S. Territory or A.P.O. addresses only

PART 2:

IRA Election

INSTRUCTIONS: To establish a traditional IRA, check Box A and complete Part A. Or, to establish a Roth IRA, check Box B and complete Part B. This IRA Acct App may be used to establish only one traditional IRA or one Roth IRA; separate IRA Acct App must be completed if you want to establish multiple traditional or Roth IRAs. Refer to the IRA Disclosure Statement for additional information.

A.

Traditional IRA

Check one of Boxes 1-4 and 5 or 6 (if applicable) below to indicate the type of traditional IRA you are establishing.

1. ANNUAL CONTRIBUTION (for Individual, Spousal or SEP IRA or SARSEP plan)

Check enclosed for $ For tax year Check must be payable to Dodge & Cox Funds. The Funds do not accept third party checks, travelers checks or money orders. This contribution may not exceed the maximum permitted amount as described in the IRA Disclosure Statement.

2. TRANSFER*

Transfer of existing traditional IRA directly from current custodian/trustee. Enclose a completed IRA Transfer of Assets Form. Dodge & Cox Funds will contact your existing traditional IRA custodian to arrange the asset transfer.

3. REGULAR ROLLOVER*

Check enclosed for $ Check must be made payable to Dodge & Cox Funds. The Funds do not accept third party checks, travelers checks or money orders.

4. DIRECT ROLLOVER*

Enclose a completed IRA Transfer of Assets Form if you would like Dodge & Cox Funds to arrange the asset transfer from the sponsor of your employer’s qualified retirement plan.

5. RECHARACTERIZATION

Recharacterization of a previous IRA conversion or contribution to a traditional IRA. Enclose a completed IRA Recharacterization Form.

6. SEP PROVISION

Check here if you intend to use this Account in connection with a SEP Plan or grandfathered SARSEP plan established by your employer. Enclose a copy of your SEP or SARSEP plan.

* NOTE: Since it is your responsibility to keep track of after-tax contributions and non-deductible contributions, it may be in your best interest to keep these amounts in separate accounts. Separate IRA Account Applications must be completed if you want to establish multiple traditional IRAs.

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DODGE & COX FUNDS

IRA Account Application/Adoption Agreement *(continued)*

B. ❑ Roth IRA

Complete 1, 2, 3, 4, 5 or 6 below to indicate the type of Roth IRA you are establishing.

1. ❑ ANNUAL CONTRIBUTION

Check enclosed for $ ______________________ For tax year ______________________

Check must be payable to Dodge & Cox Funds. *The Funds do not accept third party checks, travelers checks or money orders.* This contribution may not exceed the maximum permitted amount as described in the IRA Disclosure Statement.

2. ❑ CONVERSION OF AN EXISTING DODGE & COX FUNDS TRADITIONAL IRA TO A ROTH IRA

Existing Dodge & Cox Funds traditional IRA, account number: ______________ ______________
Fund Number / Account Number

Amount Converted:

❑ All

❑ Part (specify amount): $ ______________________

Withholding Instructions. Dodge & Cox Funds are required to withhold federal income taxes (at a rate of 10%) on the amount you convert, unless you elect not to have withholding apply. State withholding may also apply. For more information regarding withholding, refer to the IRA Disclosure Statement. If you do not check the box below, we will withhold federal income tax at a rate of 10%.

I understand that the amount withheld may be subject to a 10% premature withdrawal penalty and that additional state withholding may also apply. I also understand that withholding income taxes (instead of paying applicable income taxes from another source) may adversely affect the anticipated financial benefits of converting.

❑ **I DO NOT WANT** to have federal income tax withheld from my conversion amount.

3. ❑ CONVERSION OF A NON-DODGE & COX FUNDS TRADITIONAL IRA TO A ROTH IRA

❑ Transfer

Enclose a completed IRA Transfer of Assets Form. Dodge & Cox Funds will contact your existing traditional IRA custodian to arrange the asset transfer.

❑ Rollover

Check enclosed for $ ______________ Check must be payable to Dodge & Cox Funds. *The Funds do not accept third party checks, travelers checks or money orders.*

4. ❑ TRANSFER

Transfer of existing Roth IRA directly from your current custodian/trustee. Enclose a completed IRA Transfer of Assets Form. Dodge & Cox Funds will contact your existing Roth IRA custodian to arrange the asset transfer. Indicate the year the Roth IRA was originally established: ______________________

5. ❑ REGULAR ROLLOVER

Check enclosed for $ ______________ Check must be payable to Dodge & Cox Funds. *The Funds do not accept third party checks, travelers checks or money orders.*

6. ❑ RECHARACTERIZATION

Recharacterization of a previous IRA contribution to a Roth IRA contribution. Enclose a completed IRA Recharacterization Form.

PART 3: Investment

Indicate the amount you wish to invest in each Fund. If this is a direct rollover, transfer or conversion, you may enter a percentage allocation in the spaces at far right. If this is a recharacterization, leave this section blank. Make check payable to Dodge & Cox Funds. *The Funds do not accept third party checks, travelers checks or money orders.*

(minimum $1,000 per Fund)

❑ *Stock Fund** (145)	$ Closed to new investors*	%
❑ *International Stock Fund* (1048)	$	%
❑ *Balanced Fund** (146)	$ Closed to new investors*	%
❑ *Income Fund* (147)	$	%
TOTAL:	$	100%

* **The Dodge & Cox Stock and Balanced Funds are closed to new investors.** For new account eligibility criteria, refer to the document ***New Account Eligibility—Dodge & Cox Stock and Balanced Funds.***

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DODGE & COX FUNDS

IRA Account Application/Adoption Agreement *(continued)*

PART 4: Fees

$12.50 Annual Maintenance Fee*: ❑ Check enclosed for current year's fee **OR** ❑ Deduct this fee from my account.

* Unless $12.50 is received by the Custodian prior to December 1st of each calendar year, the Custodian will redeem sufficient shares from your account to pay the fee. This fee is per IRA owner, not per IRA account; if you maintain more than one Dodge & Cox Funds IRA account, you will only be charged $12.50 annually. The fee is subject to change upon notice to you.

PART 5: Account Options

A. Telephone Redemption/ Exchange

Establish telephone redemption and/or exchange options.

These features are automatically established unless you check the box(es) below:

I DO NOT WANT: ❑ Telephone Redemption* ❑ Telephone Exchange

* Distributions from your IRA may be treated as taxable income and may be subject to penalties. You will have the option to accept or decline federal tax withholding with each telephone redemption request. State withholding may also apply. **If you decide to add the telephone redemption option at a later date, you will need to obtain a signature guarantee.**

B. Automatic Investment Plan (AIP)

Establish regular investments in your IRA account(s) through deductions from your bank account.

Frequency: ❑ Monthly ❑ Quarterly ❑ Semi-annually ❑ Annually

Fund Name	Amount ($100 minimum)	Start Date	Day(s) of Month

Attach a voided check or preprinted deposit slip in Part 5D, Bank Information.

IMPORTANT NOTES

- Contributions will be credited for current calendar year only and cannot be considered prior year contributions.
- It is your responsibility to ensure that investments do not exceed your annual contribution limit. If you overcontribute, the IRS may charge you a substantial penalty.
- An AIP normally becomes active 15 days after this form is processed by Boston Financial Data Services.
- If no day or frequency is chosen, investments will be made on or about the 5th business day of every month.
- If no start date is provided, the AIP will begin as soon as the option is established in accordance with the instructions provided.

C. Investment/ Redemption

Establish the ability to:

❑ Make investments by telephone by initiating an electronic funds transfer from your bank account*

❑ Wire redemption proceeds to your bank account

❑ Have redemption proceeds electronically deposited in your bank account

Attach a voided check or preprinted deposit slip in Part 5D, Bank Information. **If you decide to add the redemption options at a later date, you will need to obtain a signature guarantee.**

* Contributions will be credited for current calendar year only and cannot be considered prior year contributions. This option normally becomes active 15 days after this form is processed by Boston Financial Data Services.

D. Bank Information

Attach a voided check or preprinted deposit slip here

If you have completed Parts 5B or 5C, attach a voided check or preprinted deposit slip. NOTE: Your bank must be a member of the Automated Clearing House (ACH) system to use any options that require the completion of this section. Please call your bank if you are unsure.

Bank Account Type:

❑ Checking Account

❑ Savings Account

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DODGE & COX FUNDS

IRA Account Application/Adoption Agreement *(continued)*

PART 6: Beneficiary Designation

I hereby make the following Beneficiary Designation in accordance with the Dodge & Cox Funds – State Street Bank and Trust Company IRA. *If you wish to name additional beneficiaries, please list all the requested information on a separate sheet and attach it to this Agreement.*

Primary Beneficiary or Beneficiaries

In the event of my death, transfer ownership of my Account(s) to the following Primary Beneficiary (or Beneficiaries) who survive me. Make payment in the proportions specified below (or in equal proportions (totaling 100%) if no different proportions are specified). If any Primary Beneficiary predeceases me, his or her share is to be divided among the Primary Beneficiaries who survive me in the relative proportions assigned to each such surviving Primary Beneficiary.

1. ______ Name/Trust/Charity ______ Relationship ______ %
   ______ Social Security Number/Tax Identification Number ______ Date of Birth/Trust Date
2. ______ Name/Trust/Charity ______ Relationship ______ %
   ______ Social Security Number/Tax Identification Number ______ Date of Birth/Trust Date
3. ______ Name/Trust/Charity ______ Relationship ______ %
   ______ Social Security Number/Tax Identification Number ______ Date of Birth/Trust Date ______ 100%

Alternate Beneficiary or Beneficiaries

If none of the Primary Beneficiaries survives me, transfer ownership of my Account(s) to the following Alternate Beneficiary or Beneficiaries who survive me. Make payment in the proportions specified below (or in equal proportions (totaling 100%) if no different proportions are specified). If any Alternate Beneficiary predeceases me, his or her share is to be divided among the Alternate Beneficiaries who survive me in the relative proportions assigned to each surviving Alternate Beneficiary. *If there are no surviving Alternate Beneficiaries at the time of your death, the Funds will transfer ownership of your Account(s) to your estate (unless otherwise required by the laws of your state of residence).*

1. ______ Name/Trust/Charity ______ Relationship ______ %
   ______ Social Security Number/Tax Identification Number ______ Date of Birth/Trust Date
2. ______ Name/Trust/Charity ______ Relationship ______ %
   ______ Social Security Number/Tax Identification Number ______ Date of Birth/Trust Date
3. ______ Name/Trust/Charity ______ Relationship ______ %
   ______ Social Security Number/Tax Identification Number ______ Date of Birth/Trust Date ______ 100%

Spousal Consent

IMPORTANT: This Beneficiary Designation may have important tax or estate planning effects. Also, if you are married and reside in a community property or marital property state (e.g., Arizona, California, Idaho, Louisiana, Nevada, New Mexico, Texas, Washington or Wisconsin), you may need to obtain your spouse's consent if you have not designated your spouse as primary beneficiary for at least half of your Account(s). Consult legal counsel or a tax advisor for additional information and advice.

This section should be reviewed if you are married and designate a beneficiary other than your spouse. It is your responsibility to determine if this section applies. State Street Bank and Trust Company, Dodge & Cox, Dodge & Cox Funds, Boston Financial Data Services, Inc., and any affiliate and/or any of their directors, trustees, employees, and agents are not liable for any consequences resulting from your failure to provide proper spousal consent.

I am the spouse of the above-named IRA owner. I acknowledge that I have received a full and reasonable disclosure of my spouse's property and financial obligations. Due to any possible consequences of giving up my community or marital property interest in this IRA, I have been advised to consult legal counsel or a tax advisor.

I hereby consent to the beneficiary designation(s) indicated above. I assume full responsibility for any adverse consequence that may result. No tax or legal advice was given to me by the Custodian, Boston Financial Data Services, Inc., Dodge & Cox, or Dodge & Cox Funds.

______ Signature of Spouse ______ Signature of Witness for Spouse ______ Date

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DO D G E & CO X FU N D S

IRA Account Application/Adoption Agreement (continued)

PART 7: Certifications and Signatures

I have received, read and agree to the Dodge & Cox Funds - State Street Bank and Trust Company Individual Retirement Account

Disclosure Statement and Custodial Agreement (including the Custodian’s annual maintenance fee). I acknowledge receipt of the IRA Disclosure Statement and Custodial Agreement at least seven days before the date inscribed below and acknowledge that I have no further right of revocation.

If I have indicated a regular Rollover above, I certify that: if the distribution is from another IRA, that I have not made another rollover within the one-year period immediately preceding this rollover; that such distribution was received within 60 days of making the rollover to this IRA; and that no portion of the amount rolled over is a required minimum distribution under the required distribution rules.

I accept full responsibility for complying with all IRS requirements with respect to my Dodge & Cox Funds - State Street Bank and Trust Company IRA, including, but not limited to, contribution limits, conversions, distributions, recharacterizations, minimum required distributions, and tax-filing and record keeping requirements. I understand that I am responsible for any tax consequences or penalties which may result from elections I make or any contributions, conversions, distributions or recharacterizations which I initiate. I hereby indemnify Dodge & Cox, Dodge & Cox Funds, Boston Financial Data Services, Inc. and State Street Bank and Trust Company, and any affiliate and/or any of their directors, trustees, employees, and agents if I fail to meet any such IRS requirements. I certify the accuracy of the information provided on this Adoption Agreement.

I acknowledge and understand that the beneficiaries I have named may be changed or revoked at any time by filing a new designation in writing with the Custodian.

I have received, read, and agree to be bound by the terms of the Dodge & Cox Funds’ current Prospectus (available at www.dodgeandcox.com). I authorize Dodge & Cox Funds, its affiliates and agents, to act on any instructions believed to be genuine for any services authorized on this form, including telephone options. Neither Dodge & Cox Funds, Dodge & Cox, Boston Financial Data Services, nor State Street Bank and Trust Company, and any affiliate and/or any of their directors, trustees, employees, and agents will be responsible for the authenticity of transaction instructions received by telephone, provided that reasonable security procedures (including shareholder identity verification) have been followed. By completing Part 5D, I hereby authorize the Fund to initiate credits and/or debits to my account at the bank indicated in Part 5D and for the bank to honor all entries to my account through the ACH system. I consent to the recording of any telephone conversation(s) when I call the Funds regarding my account(s). I will review all statements upon receipt, and will notify the Funds immediately if there is a discrepancy.

If I am a U.S. citizen or resident alien, I certify under penalties of perjury that: (1) the Social Security number provided above is correct; and (2) I am not subject to IRS backup withholding because: (a) I am exempt from backup withholding; or (b) I have not been notified by the IRS that I am subject to backup withholding; or (c) I have been notified by the IRS that I am no longer subject to backup withholding.

IMPORTANT NOTE: Cross out item (2) above if it does not apply to you.

If I am a non-resident alien, I certify under penalties of perjury that I am not a U.S. citizen or resident alien, and that I am an “exempt foreign person” as defined under IRS regulations.

The IRS does not require your consent to any provision of this document other than the certifications required to avoid backup withholding.

Sign Here

Signature of IRA Owner Date

If the IRA owner is a minor under the laws of the IRA owner’s state of residence, a parent or guardian must also sign the Agreement here. Until the IRA owner reaches the age of majority, the parent or guardian will exercise the powers and duties of the IRA owner.

Signature of Parent or Guardian Print Name Date

CUSTODIAN ACCEPTANCE. State Street Bank and Trust Company will accept appointment as Custodian of the IRA owner’s

Account. However, this Agreement is not binding upon the Custodian until the IRA owner has received a statement of the transaction. Receipt by the IRA owner of a confirmation of the purchase of the Fund shares indicated above will serve as notification of State

Street Bank and Trust Company’s acceptance of appointment as Custodian of the IRA owner’s Account.

RETAIN A PHOTOCOPY OF THE COMPLETED AGREEMENT FOR YOUR RECORDS

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DODGE & COX FUNDS

IRA Transfer of Assets Form

INSTRUCTIONS

Use this form to transfer assets from an existing non-Dodge & Cox Funds IRA or for a direct rollover from an employer-sponsored retirement plan or 403(b) arrangement to a Dodge & Cox Funds IRA. *Before using this form for a direct rollover, check with your employer regarding procedures for direct rollovers.*

Complete Parts 1 and 2, 3, 4 or 5 (if applicable), 6 and 7 below and mail to Dodge & Cox Funds, c/o State Street Bank and Trust Company. State Street Bank and Trust Company will send this form to your current IRA custodian/trustee or to your employer. Please contact your present IRA custodian/trustee to determine if a signature guarantee is required. *Only one account can be transferred using this form.*

PART 1: Shareholder Information

Name ____________ Social Security Number ____________ Daytime Phone ( )____________

Street Address or P.O. Box ____________ City ____________ State ______ Zip Code ______

PART 2: Type of IRA

This is a transfer to a Dodge & Cox Funds-State Street Bank & Trust Company:

❑ Traditional IRA* ❑ SEP IRA* ❑ Roth IRA**

* Transfers to a traditional or simplified employee pension (SEP) IRA may be made from another traditional or SEP IRA, or a SIMPLE IRA (but not until at least 2 years after the first contribution to your SIMPLE IRA). You may not transfer assets from a Roth IRA to a SEP IRA.

** Transfers to a Roth IRA are allowed only from a Roth or traditional IRA.

PART 3: Roth IRA Conversion *(if applicable)*

❑ Check here if you are converting assets from your traditional IRA to a Roth IRA. *If you have previously instructed your current IRA custodian to convert your traditional IRA to a Roth IRA, do not complete this section.* Note that a conversion from a traditional IRA to a Roth IRA will trigger federal income tax on the taxable amount converted from the traditional IRA. Also, if you will be 70 ½ or older during the year of this conversion, you must first satisfy the IRS minimum distribution requirements before converting your traditional IRA to a Roth IRA.

Withholding Instructions. Your current IRA custodian/trustee is required to withhold federal income taxes (at a rate of 10%) on the amount you convert, *unless you elect not to have withholding apply.* If you do not check the box below, federal income tax will be withheld at a rate of 10%.

I understand that the amount withheld may be subject to a 10% premature withdrawal penalty and that withholding income taxes from the amount converted (instead of paying applicable income taxes from another source) may adversely affect the anticipated financial benefits of converting.

❑ I DO NOT WANT to have federal income tax withheld from my conversion amount.

PART 4: Instructions to Present IRA Custodian/Trustee *(if applicable)*

Name of Custodian/Trustee ____________ IRA Account Number ____________

Street Address or P.O. Box ____________ City ____________ State ______ Zip Code ______

Telephone Number ____________

Name of Fund ____________ Transfer on Maturity Date* ____________

Please liquidate ❑ all assets *or* ❑ $____________ of assets in the above-referenced account and transfer the proceeds to State Street Bank and Trust Company, custodian of my Dodge & Cox Funds IRA. The check should be made payable to Dodge & Cox Funds, account of (my name).

Signature of IRA Owner ____________ Date ____________

*CERTIFICATE OF DEPOSIT: If your CD is to be transferred to the Dodge & Cox Funds upon maturity, we must receive this form at least 15 days, but not more than 30 days, prior to the maturity date. *There may be a premature withdrawal penalty if you choose to liquidate your CD prior to maturity. If you are transferring more than one CD, and the maturity dates are more than one month apart, please complete separate forms.*

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DODGE & COX FUNDS

IRA Transfer of Assets Form *(continued)*

PART 5: Instructions for Employer Plan Administrator Direct Rollover *(if applicable)*

Contact your employer prior to submitting this form, as your employer may require additional paperwork.

Name of Employer

To the Attention of

( ) Telephone Number

Street Address or P.O. Box | City | State | Zip Code

Please transfer my retirement plan distribution to State Street Bank and Trust Company, custodian of my Dodge & Cox Funds traditional IRA. The check should be made payable to Dodge & Cox Funds, account of (my name).

PART 6: Investment Instructions to New Custodian

❑ Open a new account – The Dodge & Cox Funds IRA Adoption Agreement is enclosed.

or

❑ Invest in my existing Dodge & Cox Funds IRA account(s) as follows:

Fund	Account Number	Dollar Amount	or	Percentage Allocation
*Stock Fund**		$	or	%
International Stock Fund		$		%
*Balanced Fund**		$		%
Income Fund		$		%
	TOTAL:	$		100%

* Closed to new investors

PART 7: Signature of IRA Owner

I certify to my present IRA custodian/trustee or plan sponsor that I have established a successor IRA account meeting the requirements of Internal Revenue Code Section 408(a), 408(p) or 408A (as the case may be) to which assets will be transferred.

Signature of IRA Owner | Date

Medallion Signature Guarantee (only if required by current custodian or trustee)*

* You can obtain a medallion signature guarantee from most banks, savings institutions, broker-dealers and other guarantors acceptable to the Funds. Signature guarantees from financial institutions which do not participate in a Medallion program will not be accepted. A notary public is **not** an acceptable guarantor.

ACCEPTANCE BY NEW CUSTODIAN

State Street Bank and Trust Company agrees to accept transfer of the above amount for deposit to the IRA owner's Dodge & Cox Funds—State Street Bank and Trust Company Individual Retirement Custodial Account, and requests the liquidation and transfer/rollover/conversion of assets as indicated above.

State Street Bank and Trust Company Officer's Signature | Title: Executive Vice President

MAILING INSTRUCTIONS

REGULAR MAIL:
Dodge & Cox Funds c/o Boston Financial Data Services
P.O. Box 8422
Boston, MA 02266-8422

EXPRESS, CERTIFIED OR REGISTERED MAIL:
Dodge & Cox Funds c/o Boston Financial Data Services
30 Dan Road
Canton, MA 02021-2809

For more information, call (800) 621-3979 or visit the Funds' web site at www.dodgeandcox.com

NOTE: It is your responsibility to assure prompt transfer of the assets from the current custodian/trustee or employer to State Street Bank and Trust Company. If you do not receive a confirmation statement detailing the transfer within 45 days, please call your current custodian/trustee or employer. Call (800) 621-3979 if you have any questions. It is also your responsibility to keep track of after-tax contributions and non-deductible contributions.

11/06 D&C IRA TOA WEB

DODGE & COX FUNDS

New Account Eligibility

Dodge & Cox Stock and Balanced Funds

INSTRUCTIONS

The Dodge & Cox Stock and Balanced Funds (Closed Funds) are closed to new investors. You must demonstrate your eligibility to establish a new account in a Closed Fund by providing the information requested below and a completed Account Application (or Adoption Agreement for an IRA). See the reverse side for examples of eligible accounts. For more information, call (800) 621-3979 or visit the Funds’ web site at www.dodgeandcox.com.

Shareholder Information

Name of Individual(s) or Entity Establishing Account

Social Security/Taxpayer Identification Number

Street Address or P.O. Box

City

State

Zip Code

()

()

Daytime Telephone

Evening Telephone

Eligibility Criteria

You may establish a new account in a Closed Fund if:

A.You are an existing shareholder of the same Fund (either directly or through a financial intermediary) and you open a new account that is registered in your name or has the same taxpayer identification or social security number assigned to it. (Includes UGMA/UTMA accounts with you as custodian.) This applies only to individuals or organizations opening accounts for their own benefit. It does not apply to institutions opening accounts on behalf of its clients.

Dodge & Cox Stock Fund:

I hold the Dodge & Cox Stock Fund directly with Dodge & Cox Funds.

Provide your account number:

I hold the Dodge & Cox Stock Fund through a financial intermediary.

Attach a copy of a current account statement that shows that you own shares of the Dodge & Cox

Stock Fund.

Dodge & Cox Balanced Fund:

I hold the Dodge & Cox Balanced Fund directly with Dodge & Cox Funds.

Provide your account number:

I hold the Dodge & Cox Balanced Fund through a financial intermediary.

Attach a copy of a current account statement that shows that you own shares of the Dodge & Cox Balanced Fund.

B.You are a participant in a qualified defined contribution retirement plan (for example, 401(k) plans, profit sharing plans and money purchase plans), 403(b) plan or 457 plan that invests through existing accounts in a Closed Fund. (For IRA Rollovers only)

I am a participant in a qualified defined contribution retirement plan that invests in the Dodge & Cox Stock Fund and want to roll over my plan assets to an IRA account in the Stock Fund.

I am a participant in a qualified defined contribution retirement plan that invests in the Dodge & Cox Balanced Fund and want to roll over my plan assets to an IRA account in the Balanced Fund.

Attach a copy of a current account statement that shows that you own shares of the Closed Fund. (If the attached statement does not clearly show the Closed Fund as an investment option, attach a copy of the description of the investment vehicle indicating Dodge & Cox as the manager or provide the name of the organization that sponsors the qualified defined contribution retirement plan and the name of someone we can contact at that organization.)

Name of Retirement Plan Provider

Contact Name

()

TelephoneNumber

For Broker Use Only

For accounts opening through the NSCC only:

Name of Broker/Dealer

Contact Name

()

Telephone Number

Name of Clearing Firm (if different from above)

Brokerage Account Number (BIN)

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DODGE & COX FUNDS

New Account Eligibility

Dodge & Cox Stock and Balanced Funds (continued)

Individuals

Am I eligible to open a new account in a Closed Fund?

If you have a joint tenant account in a Closed Fund, you may open an individual account in the same Fund.

If you have an individual account in a Closed Fund, you may open a joint tenant account in the same Fund.

If you own shares of a Closed Fund that are held through a financial intermediary, you may open an account in the same Fund.

Uniform Gifts to Minors Act/ Uniform

If you are the custodian of a UGMA/UTMA account in a Closed Fund, you may open additional UGMA/UTMA accounts for other children in your family in the same Fund.

Transfers to Minors Act

If you are the custodian of an existing UGMA/UTMA account in a Closed Fund, you may not open an account in your name in the Closed Fund.

(UGMA/UTMA) Accounts

If you have a joint tenant or individual account in a Closed Fund, you may open an UGMA/UTMA account in the same Fund, as long as you are listed as custodian of the UGMA/UTMA.

IRA Accounts

If you have an IRA account in a Closed Fund, you may open a non-IRA account in the same Fund.

If you have a non-IRA account in a Closed Fund, you may open an IRA account in the same Fund.

If the Closed Fund IRA account owner dies, each IRA beneficiary may open an account in the same Fund with the proceeds of the inherited IRA.

TOD/Transfer of Death Accounts

If the Closed Fund TOD account owner dies, each beneficiary may open an account in the same Fund with the proceeds of the inherited TOD account.

Trusts/Trustees

If you are a trustee of an individual or family trust which has an account in a Closed Fund, you may open an account in the same Fund, as long as you are a beneficial owner or beneficiary of the trust.

If you are a trustee of an individual or family trust which has an account in a Closed Fund, but not a beneficial owner or beneficiary of the trust, you are not eligible to open an account in the Closed Fund.

If you are a trustee of a foundation or endowment that owns shares of a Closed Fund, you are not eligible to open an account in the Closed Fund.

401(k)/ Retirement Plan Participants

If you own a Closed Fund through an employer’s retirement plan and you are receiving a distribution from the retirement plan, you may open an IRA rollover account in the same Fund. You are not eligible to open other types of accounts in a Closed Fund.

Single-Participant or Solo 401(k) Plan Participants

If you own shares of a Closed Fund in an account in your name, you are not eligible to open a Single- Participant or Solo 401(k) in the Closed Fund. If you own shares of a Closed Fund in Single-Participant or Solo 401(k), you are eligible to open an account in the Closed Fund for IRA rollovers only. You are not eligible to open other types of accounts in the Closed Fund.

Corporations or Other Legal Entities

Corporations or other legal entities with accounts in a Closed Fund may open additional accounts in the same Fund for the same company/legal entity, as long as the Corporation or legal entity is the beneficial owner of the Fund account.

Financial Advisors

For Financial Advisor relationships, we view the shareholder to be the Financial Advisor’s client, not the Financial Advisor themselves. Therefore, Financial Advisors cannot open new accounts for their underlying clients in a Closed Fund unless one of the eligibility rules defined here applies for each underlying client.

Omnibus/Trust Accounts

For omnibus and trust account owners, we view the shareholder to be the omnibus or trust account owner’s underlying client, not the omnibus or trust account owner themselves. Therefore, omnibus and trust account owners cannot open new accounts within their omnibus or trust accounts for their underlying clients in a Closed Fund unless one of the eligibility rules defined here applies for each underlying client.

Other Situations

If you are a court-appointed fiduciary and or have Power of Attorney for an account that owns shares of a Closed Fund, you are not eligible to open an account in the Closed Fund.

If you are a corporate officer or other authorized signatory for a corporation or legal entity that owns shares of a Closed Fund, you are not eligible to open an account in the Closed Fund.

06/05 D&C NAE